As Filed Pursuant to Rule 424(b)(2)

Registration No. 333-64482

Prospectus Supplement To Prospectus Dated October 19, 2001.

9,000,000 Shares

Common Stock

ViroPharma Incorporated is offering 9,000,000 shares to be sold in the offering.

The common stock is quoted on the Nasdaq National Market under the symbol “VPHM”. The last reported sale price of the common stock on December 6, 2005 was $17.45 per share.

See “ Risk Factors” on page S-11 of this prospectus supplement to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$16.7500	$150,750,000
Underwriting discount	$0.9212	$8,290,800
Proceeds, before expenses, to ViroPharma	$15.8288	$142,459,200

To the extent that the underwriters sell more than 9,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,350,000 shares from ViroPharma at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on December 12, 2005.

Goldman, Sachs & Co.	Piper Jaffray

Lazard Capital Markets	SG Cowen & Co.

Prospectus Supplement dated December 6, 2005.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the common stock being offered by us. The second part, the accompanying prospectus dated October 19, 2001, gives more general information about our common stock. You should read the entire prospectus supplement, the accompanying prospectus, as well as the information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Under no circumstances should the delivery to you of this prospectus supplement and the accompanying prospectus or any sale made pursuant to this prospectus supplement create any implication that the information contained in this prospectus supplement and the accompanying prospectus is correct as of any time after the date of this prospectus supplement.

Unless we indicate otherwise, references in this prospectus supplement to “ViroPharma,” “we,” “our” and “us” are ViroPharma Incorporated and its subsidiary.

“ViroPharma,” “ViroPharma” plus the design, and “Vancocin” are trademarks and service marks of ViroPharma or its licensors. We have obtained trademark registration in the U.S. for the marks in connection with certain products and services. All other brand names or trademarks appearing in this prospectus supplement are the property of others.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights some of the information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors” and the documents incorporated by reference before making an investment decision.

Our Business

We are a biopharmaceutical company dedicated to the development and commercialization of products that address serious diseases. We have a core expertise in the area of infectious diseases and are committed to focusing our commercialization and development programs on products used by physician specialists or in hospital settings. We intend to grow through the continued development of our product pipeline and potential acquisition of products or companies.

Our portfolio consists of one marketed product and multiple product candidates in clinical development. We currently market and sell Vancocin® HCl, the oral capsule formulation of vancomycin hydrochloride, for the treatment of antibiotic-associated pseudomembranous colitis caused by Clostridium difficile and enterocolitis caused by Staphylococcus aureus, including methicillin-resistant strains. C. difficile-associated disease, or CDAD, is an infection of the lining of the large bowel, which usually manifests as a severe form of diarrhea and is one of the most common hospital-acquired, or nosocomial, infections. Additionally, we have a clinical pipeline focused on antiviral therapeutics. We are developing two product candidates: maribavir for the prevention of cytomegalovirus infection, or CMV, in allogeneic stem cell and solid organ transplant patients and HCV-796 for the treatment of hepatitis C virus infection, or HCV. Both candidates are orally administered, small molecule therapeutics targeting serious viral infections typically treated by physician specialists or in hospital settings. We are currently testing maribavir in a Phase 2 clinical trial for the prevention of CMV infection in patients who have undergone allogeneic stem cell transplants. We recently reported preliminary results for a double blind, placebo-controlled Phase 1b trial of HCV-796 for the treatment of HCV infection. In the trial, which enrolled patients in six sequential, ascending dose cohorts of up to 16 patients each, HCV-796 was found to be well tolerated, caused no drug related serious adverse events, and demonstrated a dose-related antiviral effect through the first five cohorts of the trial. More detailed results from this trial are presented later in this summary. We have licensed our third clinical candidate, pleconaril, to Schering-Plough Corporation, which it is developing for the treatment of the common cold and asthma exacerbations.

Since acquiring Vancocin from Eli Lilly and Company, or Lilly, in November 2004, we have succeeded in growing Vancocin sales and have reported four consecutive quarters of profitability. For the nine months ended September 30, 2005, we generated $85.5 million in net product sales, $92.0 million in total revenue and $41.0 million in net income. As a result of the positive operating cash flows generated during the first nine months of 2005, we have significantly improved our capital structure and balance sheet, and reduced our outstanding debt by more than $115 million. At September 30, 2005, we had cash, cash equivalents and short-term investments totaling $65.2 million, debt outstanding of $86.7 million, and stockholders’ equity of $86.7 million.

Our Product Portfolio and Pipeline

The following chart summarizes our products and product candidates:

Name	Indication	Development Status	Commercialization Rights
Vancocin	Antibiotic-associated pseudomembranous colitis caused by C. difficile Enterocolitis caused by S. aureus	Marketed	U.S. and its territories

Maribavir	Cytomegalovirus infection	Phase 2	Worldwide, other than Japan

HCV-796	Hepatitis C infection	Phase 1b	Co-promotion rights in the U.S. and Canada with Wyeth

Intranasal Pleconaril	Common cold and asthma exacerbations	Phase 2	Licensed to Schering-Plough

Vancocin

C. difficile is a bacterium that produces toxins in the lower gastrointestinal, or GI, tract which can cause inflammation of the colon, severe diarrhea and occasionally death. The bacterium typically colonizes the GI tract during or after therapy with antibiotics, as these antibiotics reduce competition by other bacteria, allowing C. difficile to proliferate. Hospitalized patients, particularly the elderly who have been treated with broad spectrum antibiotics, are at greatest risk of acquiring diseases related to C. difficile infection.

According to multiple peer reviewed medical journal articles, CDAD is a leading cause of nosocomial diarrhea in the United States. According to a healthcare economics analysis on the impact of nosocomial diarrhea due to C. difficile, published in 2001 by Lorraine Kyne and others in the journal Clinical Infectious Diseases, on average, patients diagnosed with CDAD have hospital stays that are 3.6 days longer than those patients who do not, and results in average additional hospital costs of $3,669 per patient.

We estimate that CDAD affects more than 400,000 patients in the United States annually. Experts within the infectious disease medical community have observed that the incidence and severity of CDAD have been increasing. Over the past two years, several states have reported increased rates of CDAD and observed a higher incidence of more severe disease and associated increase in mortality. According to a retrospective study of CDAD in a hospital in Quebec, Canada, conducted by Jacques Pepin and others and published in the Canadian Medical Association Journal, the incidence of CDAD increased from 35.6 per 100,000 people in 1991 to 156.3 per 100,000 people in 2003. In addition, a significant concern expressed by clinicians has been the rapid progression observed in some patients to more severe and sometimes fatal disease.

The U.S. Centers for Disease Control and Prevention, or CDC, postulates on its Web site that the increased rates of CDAD and severity of disease may be caused by a combination of three factors: changes in antibiotic use, changes in infection control practices and the emergence of a new strain of C. difficile characterized by increased virulence as well as potential antimicrobial resistance. This new epidemic strain of C. difficile is often referred to as toxinotype-III or the BI strain. This strain has been reported in at least 16 states in the U.S., according to the CDC, including sites such as the University of Pittsburgh Medical Center, or UPMC. In conjunction with an outbreak of the BI strain, UPMC reported an increase in the annual rate of colectomy (removal of the large bowel) to 17 in 2000 from an average of 2.6 per year in the prior decade.

Vancocin is the only drug approved by the FDA for the treatment of a disease caused by C. difficile infections. Historically, a generic compound called metronidazole has typically been used as first-line treatment for CDAD, while Vancocin has been reserved by physicians for patients who have failed metronidazole therapy, who have relapsed or who are suffering from severe forms of CDAD.

We believe that the epidemiological shift that has contributed to increased incidence and severity of CDAD has led to an increase in the use of Vancocin. According to IMS Health, Vancocin prescriptions have increased 33% for the nine months ended September 30, 2005, as compared to the same period in 2004. While it is difficult to measure the use of metronidazole for the treatment of CDAD due to its broad use, we believe that some physicians may be prescribing Vancocin more frequently and earlier in the course of treatment.

To educate physicians regarding the changing epidemiology of CDAD, we have established a small group of regional medical scientists and commenced medical education programs, but we do not anticipate that we will build a sales force related solely to Vancocin.

We acquired the rights to market and sell Vancocin in the U.S. and its territories from Lilly in November 2004 for a $116 million upfront payment and additional purchase price consideration based on pre-defined sales levels through 2011. We have no patent protection for Vancocin, as the last core patent to protect Vancocin expired in 1996. However, we believe there are significant barriers to entry into the market by generic drug manufacturers. There is currently no generic equivalent to Vancocin approved for sale in the U.S. market. Lilly currently manufactures Vancocin for us and has contracted to do so through at least September 2006. We are in the process of qualifying a third-party manufacturer.

Since acquiring Vancocin, we have succeeded in growing Vancocin sales. For the nine months ended September 30, 2005, we recorded $85.5 million in net product sales, a 104% increase over the $42.0 million in unaudited net product sales recorded by Lilly over the similar period in 2004. The growth in Vancocin net product sales has been driven by both increases in price and prescription volume. We currently estimate that net product sales of Vancocin will be approximately $160 to $170 million in 2006.

Maribavir

Cytomegalovirus, or CMV, is a member of the herpes virus family, which includes the viruses that cause chicken pox, mononucleosis, herpes labialis (cold sores) and genitalis (genital herpes). Like other herpes viruses, CMV has the ability to remain dormant in the body for long periods of time. CMV infection rates are estimated to range between 50% and 85% of adults in the U.S. by 40 years of age. In most individuals with intact immune systems, CMV causes little to no apparent illness. However, in immunocompromised individuals, CMV can lead to serious disease or death.

Patients at the highest risk of CMV infection include those who are immunosuppressed following hematopoietic stem cell / bone marrow or solid organ transplantation. There are approximately 19,000 autologous and allogeneic stem cell / bone marrow transplant patients in North America, and 26,000 solid organ transplant patients annually in the U.S. In these patients, CMV infection can lead to severe conditions such as pneumonitis or hepatitis, complications such as acute or chronic rejection of a transplanted organ, or even death.

We are developing maribavir for the prevention of CMV infections in allogeneic stem cell transplant and solid organ transplant patients. We completed enrollment in a Phase 2 clinical trial on November 23, 2005 and expect preliminary clinical data to be available by the end of the first quarter of 2006.

Our Phase 2 clinical trial is a randomized, double blind, placebo-controlled, dose-ranging study being conducted at 13 transplant centers with CMV-seropositive subjects who have undergone allogeneic stem cell transplantation. A target of thirty-six subjects will be randomized into each of the three ascending dose groups, with 27 receiving maribavir and nine receiving placebo in each group, for a targeted total of 108 subjects overall. The primary objective of this study is to evaluate the safety and tolerability of maribavir administered orally for up to 12 weeks. The secondary objectives are to evaluate the activity of maribavir in preventing CMV reactivation in CMV-seropositive recipients of allogeneic stem cell transplants, to evaluate the pharmacokinetics of maribavir in this subject population, and to select a dose or doses of maribavir to be used in an anticipated Phase 3 program.

Most stem cell / bone marrow and solid organ transplant patients at risk for CMV infection or with active CMV disease receive ganciclovir or valganciclovir (both marketed by F. Hoffmann-La Roche). However, side effects associated with these drugs include neutropenia, a condition which leaves the body more susceptible to various other infections, resulting in a “black box” FDA label warning. Other treatments such as foscarnet (AstraZeneca) and cidofovir (Gilead Sciences) may also be used to treat certain patient populations such as neutropenic patients, patients with ganciclovir-resistant CMV infection, or patients for whom ganciclovir is otherwise contraindicated. However, use of either foscarnet or cidofovir is limited by renal toxicity. Early clinical studies of maribavir have demonstrated no evidence of neutropenia or renal toxicity across a wide range of doses.

We acquired the worldwide commercialization rights, other than Japan, for maribavir to prevent CMV from GlaxoSmithKline in August 2003 for $3.5 million in an upfront licensing payment and milestone payments based upon defined clinical development and regulatory events. We also will pay royalties to GlaxoSmithKline and its licensor on product sales, if any. Maribavir is covered by an issued composition of matter and method of use patent expiring in 2015.

HCV-796

According to the CDC and the World Health Organization, about 4 million Americans and 170 million people worldwide, respectively, are infected with hepatitis C virus, or HCV. About 75% of people who are newly infected with HCV progress to develop chronic infection. Chronic HCV infection is a serious disease that can lead to liver cancer, liver transplant and death.

The current standard of care for the treatment of HCV is ribavirin in combination with pegylated interferon. Approximately 30-50% of patients who receive full courses of currently available therapies achieve a sustained virologic response leading to eradication of the virus. However, there are substantial limitations of this therapy, including poor treatment response in patients infected with genotype 1 of the virus and significant side effects that lead to discontinuation of therapy in approximately 20% of patients. We believe that an efficacious and better tolerated treatment regimen could capture a substantial portion of the HCV treatment market and expand the market significantly. We believe that in the future, as new antiviral agents become available, patients with HCV will likely be treated with various combination therapies analogous to the treatment paradigm for HIV. Such combinations of antiviral agents could include non-nucleoside polymerase inhibitors, such as HCV-796, protease inhibitors and nucleoside polymerase inhibitors, all with or without interferon therapy. As a result, we believe HCV-796 may be complementary to certain other antiviral agents.

We are currently developing HCV-796, an oral non-nucleoside polymerase inhibitor, with our development partner Wyeth. Under the development and commercialization agreement with Wyeth, we are responsible for 20% of the worldwide clinical development costs and are entitled to share equally the net profits related to sales in the U.S. Wyeth has co-promotion rights in the U.S. and commercialization rights outside of North America and would pay us royalties on net sales, if any, and potential milestone payments in connection with development activities outside the U.S. that support worldwide development.

On November 10, 2005, we announced the preliminary results of our Phase 1b clinical trial for HCV-796. Our Phase 1b trial was a randomized, double blind, multiple ascending dose, placebo-controlled study at a leading clinical research facility in the U.S. involving patients with chronic HCV infection who were näive to treatment. Seventy-two percent of all patients in the study were infected with HCV genotype 1. In the study, patients were enrolled in six cohorts of up to 16 patients each, with 12 receiving HCV-796 and four receiving placebo. Trial participants were given twice-daily administration of 50, 100, 250, 500, 1000, or 1500 mg oral doses of HCV-796 or placebo for fourteen days. The study assessed the safety, antiviral activity, and pharmacokinetic profile of the drug compared to placebo.

In this study, HCV-796 was generally well tolerated across the treatment groups, and no dose-limiting toxicity was identified. Mild to moderate headache was the most frequent adverse event reported overall. There were no treatment-emergent serious adverse events. A single patient withdrew from each of the three highest dose cohorts due to non-serious adverse events; two were considered possibly related to therapy (bilirubin elevation and TSH elevation) and the other was considered non-related to therapy (loss of hypertension control).

HCV-796 exhibited favorable pharmacokinetics with an estimated mean elimination half-life of 42-54 hours across all dose groups. HCV-796 drug levels increased less than proportionally with increasing dose, and appeared to reach a plateau at the 1000 mg cohort.

Through the first five cohorts, dose related responses to HCV-796 as measured by reduction in plasma HCV RNA levels from baseline were observed. In the 1000 mg cohort, the mean reduction in HCV RNA from baseline was 1.4 log 10 (96 percent) on day four, 1.3 log 10 (95 percent) on day seven, and 0.7 log 10 (80 percent) on day 14. On day four, 83 percent of patients in this cohort had reductions from baseline greater than 1.0 log 10; 33 percent of these subjects had reductions greater than 1.5 log 10; and 25 percent of these subjects had reductions greater than 2.0 log 10. On day 14, 17 percent of subjects in this cohort had reductions from baseline greater than 2.0 log 10.

The 500 mg cohort showed similar results. In this group, the mean reduction in HCV RNA was 1.4 log 10 on day four, 1.1 log 10 on day seven, and 0.4 log 10 on day 14. Drug levels at the 1500 mg dose did not increase over the 1000 mg dose, and HCV RNA reductions were similar for both of these cohorts on days four and seven. Four patients did not complete treatment in the 1500 mg cohort, however, and reductions at day 14 for the 1500 mg dose were lower than those observed in the 1000 mg cohort.

Viral reduction curves were of a similar pattern across all cohorts. Maximal antiviral effects were observed at approximately day four of treatment, when peak mean reductions in HCV RNA ranged from 0.3 to 1.4 log 10 (50 to 96 percent) across all doses. At day seven of treatment, mean HCV RNA levels were 0.3 to 1.3 log 10 (50 to 95 percent) below baseline. At day 14 of treatment, mean HCV RNA levels were 0.2 to 0.7 log 10 (37 to 80 percent) below baseline. For patients receiving placebo, mean plasma HCV RNA increased 0.1 log 10 compared to baseline on day four, and was unchanged from baseline on day 14. Antiviral activity appeared similar among patients infected with HCV genotype 1 compared to those with non-genotype 1 infection, although fewer subjects in the trial were infected with non-genotype 1 HCV. Further analysis, including pharmacodynamic/pharmacokinetic correlation and viral genetic sequencing, is planned.

We and Wyeth plan to assess the antiviral activity, pharmacokinetics and tolerability of HCV-796 in combination with pegylated interferon. These data are expected at the beginning of the second quarter of 2006. If these data are supportive, we and Wyeth will determine the next steps, including progression to a Phase 2 study.

The patent application rights jointly owned by us and Wyeth that cover HCV-796 claim compounds, compositions and methods of use related to the treatment of HCV infections. If this patent is issued, it would expire in approximately 2023.

Intranasal Pleconaril

Pleconaril is a proprietary, small molecule inhibitor of picornaviruses. Pleconaril has demonstrated the ability to inhibit picornavirus replication in vitro by a novel, virus-specific mode of action. Pleconaril works by inhibiting the function of the viral protein coat, which is essential for virus infectivity and transmission. Preclinical studies have shown that pleconaril integrates within the picornavirus protein coat at a specific site that is common to a majority of picornaviruses and disrupts several stages of the virus infection cycle.

A large part of our historic efforts were centered on the development of oral pleconaril for the treatment of the common cold in adults. In July 2001, we submitted a New Drug Application, or NDA, to the FDA for marketing approval of oral pleconaril. In May 2002, the FDA issued a “not-approvable” letter for oral pleconaril primarily related to concerns over possible drug interactions. However, we have since reformulated pleconaril to be delivered intranasally.

In November 2004, we entered into a license agreement with Schering-Plough under which Schering-Plough assumed responsibility for all future development and commercialization of an intranasal formulation of pleconaril in the U.S. and Canada. Based on this agreement, we are eligible to receive up to $65.0 million in milestone payments upon achievement of certain targeted regulatory and commercial events, as well as royalties on Schering-Plough’s net sales of intranasal pleconaril in the licensed territories. Pleconaril is entering Phase 2 clinical trials in the U.S. Sanofi-Aventis has exclusive rights to market and sell pleconaril in countries other than the U.S. and Canada.

The table below summarizes our recent financial results. You should also read our consolidated financial statements and the notes to those consolidated financial statements incorporated by reference in this prospectus supplement from our Annual Report on Form 10-K for the year ended December 31, 2004 and from our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

	Unaudited Results For The Nine-Months Ended September 30,		Unaudited Results For The Three-Months Ended			Results For The Year Ended December 31, 2004
			March 31, 2005	June 30, 2005	September 30, 2005
	2005	2004
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Net product sales	$85,536	$—	$21,055	$28,824	$35,657	$8,348
License fee and milestone revenue	6,423	2,926	6,141	141	141	13,070
Grant and other revenue	—	974	—	—	—	971

Total revenues	91,959	3,900	27,196	28,965	35,798	22,389
Costs and expenses:
Cost of sales	13,054	—	3,614	4,430	5,010	1,717
Research and development	7,685	13,366	2,761	2,399	2,525	16,388
Marketing, general and administrative	7,386	12,321	2,265	2,184	2,937	15,643
Intangible amortization and acquisition of technology rights	3,884	—	1,170	1,246	1,468	650

Operating income (loss)	59,950	(21,787)	17,386	18,706	23,858	(12,009)
Change in fair value of derivative liability	(4,044)	—	3,558	(7,602)	—	—
Net gain on bond repurchase	1,163	—	—	1,163	—	—
Gain on sale of biodefense assets, net	—	1,715	—	—	—	1,715
Interest income	942	975	208	317	417	1,080
Interest expense	(9,899)	(6,228)	(3,778)	(3,790)	(2,331)	(10,320)

Income (loss) before income tax expense	48,112	(25,325)	17,374	8,794	21,944	(19,534)
Income tax expense	(7,105)	—	—	(3,813)	(3,292)	—

Net income (loss)	$41,007	$(25,325)	$17,374	$4,981	$18,652	$(19,534)

Diluted net income (loss) per share	$0.77	$(0.95)	$0.36	$0.11	$0.31	$(0.73)
Shares used in computing diluted net income (loss) per share	56,936	26,530	51,997	57,553	59,797	26,578

	As of September 30, 2005	As of December 31, 2004
	(in thousands)
Condensed Balance Sheet Data:
Cash, cash equivalents and short-term investments (1)	$65,161	$44,210
Total assets	202,623	177,901
Long-term debt	86,720	190,400
Total stockholders' equity (deficit)	86,745	(26,138)

(1)	Cash, cash equivalents and short-term investments includes $9.0 million in restricted cash at December 31, 2004 that became unrestricted during January 2005.

Risk Factors

Our business is subject to a variety of risks, which are highlighted in the section entitled “Risk Factors” included in this prospectus supplement.

Corporate Information

We were incorporated in Delaware in September 1994 and commenced operations in December 1994. Our executive offices are located at 397 Eagleview Boulevard, Exton, PA 19341, our telephone number is (610) 458-7300 and our website address is www.viropharma.com. Information contained on, or that may be accessed through, our website is not a part of this prospectus supplement and the accompanying prospectus.

The Offering

Common stock being offered by us	9,000,000 shares

Common stock outstanding as of September 30, 2005, as adjusted for the offering	66,909,650 shares

Risk factors	See “Risk Factors” on page S-11 and the other information in this prospectus supplement for a discussion of the factors you should consider before you make an investment decision.

Nasdaq National Market symbol	“VPHM”

Use of proceeds	See “Use of Proceeds” on page S-34 for information on how we expect to use the net proceeds from this offering.

The number of shares of common stock to be outstanding immediately after this offering is based on shares outstanding as of September 30, 2005 and excludes:

•	3,261,947 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2005 under our 1995 Stock Option and Restricted Share Plan with a weighted average exercise price of $7.66 per share;

•	124,574 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2005 under our 2001 Equity Incentive Plan with a weighted average exercise price of $1.32 per share; and

•	an aggregate of 268,237 and 850,000 shares of common stock available for future issuance under our 2001 Equity Incentive Plan and 2005 Stock Option and Restricted Share Plan, respectively as of September 30, 2005.

Unless otherwise noted, the information in this prospectus supplement assumes that the underwriters will not exercise the overallotment option granted to them.

RISK FACTORS

You should carefully consider the risk factors described below and all other information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference before you make an investment decision. If any of the following risk factors, as well as other risks and uncertainties that are not currently known to us or that we currently believe are not material, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose part or all of your investment.

We depend heavily on the continued sales of Vancocin.

If revenue from Vancocin materially declines, our financial condition and results of operations will be materially harmed because, other than potential royalties and milestone payments, sales of Vancocin may be our only source of revenue for at least the next several years.

Vancocin product sales could be adversely affected by a number of factors, including:

•	manufacturing or supply interruptions, which could impair our ability to acquire adequate supplies of Vancocin to meet demand for the product, and difficulties encountered in qualifying a third party supply chain;

•	changes in the prescribing or procedural practices of physicians in the areas of infectious disease, gastroenterology and internal medicine, including off-label prescribing of other products;

•	the development of competitive generic versions of oral Vancocin or new pharmaceuticals and technological advances to treat the conditions addressed by Vancocin;

•	decreases in the rate of infections for which Vancocin is prescribed;

•	decrease in the sensitivity of the relevant bacterium to Vancocin;

•	changes in terms required by wholesalers, including fee-for-service contracts;

•	marketing or pricing actions by one or more of our competitors;

•	our ability to maintain all necessary contracts or obtain all necessary rights under applicable federal and state rules and regulations;

•	the approval of legislative proposals that would authorize re-importation of Vancocin into the U.S. from other countries;

•	regulatory action by the FDA and other government regulatory agencies;

•	changes in the reimbursement or substitution policies of third-party payors or retail pharmacies; and

•	product liability claims.

We cannot assure you that revenues from the sale of Vancocin will remain at or above current levels or achieve the level of net product sales that we expect. A decrease in sales of Vancocin could result in our inability to maintain profitability and could have a material adverse effect on our business, financial condition and results of operations.

Core patent protection for Vancocin has expired, which could result in significant competition from generic products and lead to a significant reduction in sales of Vancocin.

The last core patent protecting Vancocin expired in 1996. As a result, there is a potential for significant competition from generic products that would be designed to treat the same conditions addressed by Vancocin. Such competition could result in a significant reduction in sales of Vancocin. In order to continue to sell Vancocin at the quantity and price levels we are currently experiencing, we intend to rely on product manufacturing trade secrets, know-how and related non-patent intellectual property, confidentiality agreements with our employees, consultants, advisors, contractors and suppliers, and regulatory barriers to market entry that may discourage generic competitors from developing competing products. The effectiveness of these non-patent-related barriers to competition will depend primarily upon:

•	the nature of the market which Vancocin serves and the position of Vancocin in the market from time to time;

•	the growth of the market which Vancocin serves;

•	our ability to protect Vancocin know-how as a trade secret;

•	the complexities and economics of manufacture of a competitive product; and

•	the current or future regulatory approval requirements for any generic applicant.

We cannot assure you that generic competitors will not take advantage of the absence of patent protection for Vancocin to attempt to develop a competing product. From time to time we have become aware of information suggesting that other potential competitors may be attempting to develop a competing generic product. For example, on November 8, 2005, Akorn, Inc. announced that it had signed a letter of intent with Cipla, Ltd., to develop and supply an oral anti-infective Abbreviated New Drug Application, or ANDA, drug product which is distributed and used primarily in U.S. hospitals and has a current market size of approximately $100 million. Akorn disclosed that Cipla will be responsible for the development and manufacturing of the drug, and Akorn will be responsible for the ANDA regulatory submission and clinical development. The product was not identified, but may be an oral formulation of vancomycin. Except as discussed above, we are not aware of any public announcements, regulatory filings or public statements that potential generic competitors are developing a competing product, nor are we aware of the status of any such competitive efforts.

We are not able to predict the time period in which a generic drug may enter the market, as this timing will be affected by a number of factors, including:

•	the time required to develop appropriate manufacturing procedures;

•	whether a method of demonstrating bioequivalence, or other in-vitro method, is available to an applicant to gain marketing approval by the FDA in lieu of performing clinical studies;

•	the nature of any clinical trials which are required, if any; and

•	the specific formulation of drug for which approval is being sought.

If a generic competitor were to formulate a competing product that was approved by the FDA and that gained market acceptance, it would have a material adverse effect on our sales of Vancocin and on our business.

We do not know whether Vancocin will continue to be competitive in the markets which it serves.

We currently generate revenues from sales of Vancocin in the U.S. for the treatment of antibiotic-associated pseudomembranous colitis caused by Clostridium difficile, or C. difficile, and enterocolitis caused by Staphylococcus aureus, including methicillin-resistant strains. Vancocin sales for treatment of antibiotic-associated pseudomembranous colitis caused by C. difficile have increased over the past 12 months; however, Vancocin’s share of the U.S. market for this indication may decrease due to competitive forces and market dynamics. Metronidazole, a generic product, is regularly prescribed to treat C. difficile-associated disease at costs which are substantially lower than for Vancocin. In addition, products which are currently marketed for other indications by other companies may also be prescribed to treat this indication. Other drugs that are still in development by our competitors, including Genzyme Corporation, Oscient Pharmaceuticals and Optimer Pharmaceuticals, could be found to have competitive advantages over Vancocin. Approval of new products, or expanded use of currently available products, to treat C. difficile-associated disease, and particularly severe disease caused by C. difficile infection, could materially and adversely affect our sales of Vancocin.

We rely on a single third party to perform the distribution and logistics services for Vancocin.

We rely on a single third party to provide all necessary distribution and logistics services with respect to our sales of Vancocin, including warehousing of finished product, accounts receivable management, billing, collection and recordkeeping. If the third party ceases to be able to provide us with these services, or does not provide these services in a timely or professional manner, it could significantly disrupt our commercial operations, and may result in our not achieving the sales of Vancocin that we expect. Additionally, any interruption to these services could cause a delay in delivering product to our customers, which could have a material adverse effect on our business.

The third party service provider stores and distributes our products from a single warehouse located in the central U.S. A disaster occurring at or near this facility could materially and adversely impact our ability to supply Vancocin to our wholesalers which would result in a reduction in revenues from sales of Vancocin.

Our sales are mainly to a limited number of pharmaceutical wholesalers, and changes in terms required by these wholesalers or disruptions in these relationships could result in us not achieving the sales of Vancocin that we expect.

Approximately 95% of our Vancocin sales are to the three largest pharmaceutical wholesalers. If any of these wholesalers ceases to purchase our product for any reason, then unless and until the remaining wholesalers increase their purchases of Vancocin or alternative distribution channels are established:

•	our commercial operations could be significantly disrupted;

•	the availability of Vancocin to patients could be disrupted; and

•	we may not achieve the sales of Vancocin that we expect, which could decrease our revenues and potentially affect our ability to maintain profitability.

We are aware that wholesalers have, in the past, entered into fee-for-service agreements with pharmaceutical companies in connection with the distribution of their products. Although we do not currently have such agreements in place with our wholesalers, our entering into fee-for-service arrangements with wholesalers could result in higher costs to us and adversely affect our product margins. Additionally, we do not require collateral from our wholesalers but rather maintain credit limits and as a result we have an exposure to credit risk in our accounts receivable. The highest account receivable we have experienced from any one wholesaler was approximately $10 million and we anticipate that this amount could increase if Vancocin sales continue to increase. While we have experienced prompt payment by wholesalers and have not had any defaults on payments owed, a default by a large wholesaler could have a material adverse effect on our revenues and our earnings.

If our supplies of Vancocin finished product or any other approved products are interrupted or if we are unable to acquire adequate supplies of Vancocin or any other approved products to meet increasing demand for the products, our ability to maintain our inventory levels could suffer and future revenues may be delayed or reduced.

We will try to maintain Vancocin inventory levels to meet our current projections, plus a reasonable stock in excess of those projections. Any interruption in the supply of Vancocin finished products could hinder our ability to timely distribute Vancocin and satisfy customer demand. If we are unable to obtain adequate product supplies to satisfy our customers’ orders, we may lose those orders, our customers may cancel other orders, and they may choose instead to stock and purchase competing products. This in turn could cause a loss of our market share and negatively affect our revenues. Supply interruptions may occur and our inventory may not always be adequate. Our initial manufacturing agreement with Lilly relating to the manufacture of Vancocin capsules, required that Lilly continue to supply Vancocin capsules to us until the earlier of the qualification of a third party supply chain for Vancocin capsules or the expiration of the manufacturing agreement. As a result of increased demand for Vancocin during the first nine months of 2005, we entered into an amendment to this agreement in November 2005, which increases the amount of Vancocin that Lilly will supply to us during 2005 and early 2006, and ensures that Lilly will continue to supply us with Vancocin until at least September 30, 2006. That date will be extended if the third party supply chain is not qualified by September 30, 2006. We and Lilly are in the process of qualifying the third party supply chain and we are currently negotiating agreements with the companies from whom we would obtain the supply of Vancocin following qualification of the third party supply chain. We anticipate that the alternative sources of supply will be qualified during the first half of 2006. However, we cannot assure you that the third party supply chain will be qualified in a timely manner and meet commercial requirements and that there will be no disruption in the availability of sufficient supply to meet the demand for Vancocin.

Lilly currently is, and will be until the qualification of our third party finished product supplier, the only manufacturer qualified by the FDA to manufacture Vancocin capsule finished product for distribution and sale in the U.S. Upon expiration of our agreement with Lilly, we will be dependent upon a single third party finished product supplier.

Numerous factors could cause interruptions in the supply of our Vancocin finished products or other approved products, including manufacturing capacity limitations, changes in our sources for manufacturing, our failure to timely locate and obtain replacement manufacturers as needed and conditions affecting the cost and availability of raw materials. Lilly experienced a supply interruption during 2002 due to changes in quality standards for Vancocin and its components and there is no assurance that we will not experience similar or dissimilar supply interruptions. In addition, any commercial dispute with any of our suppliers could result in delays in the manufacture of our product, and affect our ability to commercialize our products.

We cannot be certain that manufacturing sources will continue to be available or that we can continue to out-source the manufacturing of our products on reasonable or acceptable terms. Any loss of a manufacturer or any difficulties that could arise in the manufacturing process could significantly affect our inventories and supply of products available for sale. If we are unable to supply sufficient amounts of our products on a timely basis, our market share could decrease and, correspondingly, our revenues would decrease.

We maintain business interruption insurance which could mitigate some of our loss of income in the event of certain covered interruptions of supply. However, this insurance coverage is unlikely to completely mitigate the harm to our business from the interruption of the manufacturing of products. The loss of a manufacturer could still have a negative effect on our sales, margins and market share, as well as our overall business and financial results.

We currently depend, and will in the future continue to depend, on third parties to manufacture our products, including Vancocin and our product candidates. If these manufacturers fail to meet our requirements and the requirements of regulatory authorities, our future revenues may be materially adversely affected.

We do not have the internal capability to manufacture commercial quantities of pharmaceutical products under the FDA’s current Good Manufacturing Practice regulations, or cGMPs. In order to continue to develop products, apply for regulatory approvals and commercialize our products, we will need to contract with third parties that have, or otherwise develop, the necessary manufacturing capabilities.

There are a limited number of manufacturers that operate under cGMPs that are capable of manufacturing our products and product candidates. If we are unable to enter into supply and processing contracts with any of these manufacturers or processors for our development stage product candidates, there may be additional costs and delays in the development and commercialization of these product candidates. If we are required to find an additional or alternative source of supply, there may be additional costs and delays in the development or commercialization of our product candidates. Additionally, the FDA inspects all commercial manufacturing facilities before approving a new drug application, or NDA, for a drug manufactured at those sites. If any of our manufacturers or processors fails to pass this FDA inspection, the approval and eventual commercialization of our products and product candidates may be delayed.

All of our contract manufacturers must comply with the applicable cGMPs, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. If our contract manufacturers do not comply with the applicable cGMPs and other FDA regulatory requirements, the availability of marketed products for sale could be reduced, our product commercialization could be delayed or subject to restrictions, we may be unable to meet demand for our products and may lose potential revenue and we could suffer delays in the progress of clinical trials for products under development. We do not have control over our third-party manufacturers’ compliance with these regulations and standards. Moreover, while we may choose to manufacture products in the future, we have no experience in the manufacture of pharmaceutical products for clinical trials or commercial purposes. If we decide to manufacture products, we would be subject to the regulatory requirements described above. In addition, we would require substantial additional capital and would be subject to delays or difficulties encountered in manufacturing pharmaceutical products. No matter who manufactures the product, we will be subject to continuing obligations regarding the submission of safety reports and other post-market information.

If we encounter delays or difficulties with contract manufacturers, packagers or distributors, market introduction and subsequent sales of our products could be delayed. If we change the source or location of supply or modify the manufacturing process, FDA and other regulatory authorities will require us to demonstrate that the product produced by the new source or location or from the modified process is equivalent to the product used in any clinical trials that were conducted. If we are unable to demonstrate this equivalence, we will be unable to manufacture products from the new source or location of supply, or use the modified process, we may incur substantial expenses in order to ensure equivalence, and it may harm our ability to generate revenues.

If we, or our manufacturers, are unable to obtain raw and intermediate materials needed to manufacture our products in sufficient amounts or on acceptable terms, we will incur significant costs and sales of our products would be delayed or reduced.

We, or the manufacturers with whom we contract, may not be able to maintain adequate relationships with current or future suppliers of raw or intermediate materials for use in manufacturing our products or product candidates. If our current manufacturing sources and suppliers are unable or unwilling to make these materials available to us, or our manufacturers, in required quantities or on acceptable terms, we would likely incur significant costs and delays to qualify alternative manufacturing sources and suppliers. If we are unable to identify and contract with alternative manufacturers when needed, sales of our products would be delayed or reduced and will result in significant additional costs.

Our future product revenues from sales of Vancocin could be reduced by imports from countries where Vancocin is available at lower prices.

Vancocin has been approved for sale outside of the U.S., including but not limited to Canada, Brazil and Europe, and Lilly or its licensees will continue to market Vancocin outside of the U.S. There have been cases in which pharmaceutical products were sold at steeply discounted prices in markets outside the U.S. and then imported to the United States where they could be resold at prices higher than the original discounted price, but lower than the prices commercially available in the U.S. If this happens with Vancocin our revenues would be adversely affected. Additionally, there are non-U.S., Internet-based companies supplying Vancocin directly to patients at significantly reduced prices.

In recent years, various legislative proposals have been offered in the U.S. Congress and in some state legislatures that would authorize re-importation of pharmaceutical products into the U.S. from other countries including Canada. We cannot predict the outcome of such initiatives, which if adopted, could result in increased competition for our products and lower prices.

Orders for Vancocin may fluctuate depending on the inventory levels held by our major customers. Significant increases and decreases in orders from our major customers could cause our operating results to vary significantly from quarter to quarter.

Our customers for Vancocin include some of the nation’s leading wholesale pharmaceutical distributors. We attempt to monitor wholesaler inventory of our products using a combination of methods, including tracking prescriptions filled at the pharmacy level to determine inventory amounts sold from the wholesalers to their customers. However, our estimates of wholesaler inventories may differ significantly from actual inventory levels. Significant differences between actual and estimated inventory levels may result in excessive inventory production, inadequate supplies of products in distribution channels, insufficient or excess product available at the retail level, and unexpected increases or decreases in orders from our major customers. Forward-buying by wholesalers, for example, may result in significant and unexpected changes in customer orders from quarter to quarter. These changes may cause our revenues to fluctuate significantly from quarter to quarter, and in some cases may cause our operating results for a particular quarter to be below our expectations or projections. If our financial results are below expectations for a particular period, the market price of our securities may drop significantly.

Historically, Vancocin has been subject to limitations on the amount of payment and reimbursement available to patients from third party payors.

Historically, only a portion of the cost of Vancocin prescriptions is paid for or reimbursed by managed care organizations, government and other third-party payors. This reimbursement policy makes Vancocin less attractive, from a net-cost perspective, to patients and, to a lesser degree, prescribing physicians. For example, metronidazole, a drug frequently prescribed for C. difficile-associated diseases, is significantly less expensive than Vancocin. If adequate reimbursement levels are not provided for Vancocin, or if reimbursement policies increasingly favor other products, our market share and gross margins could be negatively affected, as could our overall business and financial condition.

Our long-term success depends upon our ability to develop, receive regulatory approval for and commercialize drug product candidates and if we are not successful, our ability to generate revenues from the commercialization and sale of products resulting from our product candidates will be limited.

All of our drug candidates will require governmental approvals prior to commercialization. We have not completed the development of or received regulatory approval to commercialize any of our existing product candidates. Our failure to develop, receive regulatory approvals for and commercialize our development stage product candidates successfully will prevent us from generating revenues from the sale of products resulting from our product candidates. Our product candidates are at early stages of development and may not be shown to be safe or effective. We are performing a Phase 2 clinical trial on a product candidate for the prevention and treatment of CMV and recently reported preliminary results of a Phase 1b clinical trial of a product candidate for the treatment of HCV. Our Phase 1b trial enrolled six cohorts of up to 16 patients each, with 12 receiving HCV-796 and four receiving placebo, with the objective of comparing HCV-796’s safety and tolerability to a placebo; characterizing the compound’s pharmacokinetic profile; and comparing the antiviral effect of HCV-796 with that of a placebo on plasma HCV RNA concentrations. The clinical trial results of our Phase 1b HCV clinical trial that are described in this prospectus supplement are preliminary and full analysis of the data, or further testing such as the planned clinical studies of HCV-796 in combination with pegylated interferon, or the larger clinical trials which will be required in order to achieve regulatory approval, may be inconsistent with the preliminary results and may not support further clinical development. Our potential therapies under development for the treatment of CMV and HCV will require significant additional development efforts and regulatory approvals prior to any commercialization. We cannot be certain that our efforts and the efforts of our partners in this regard will lead to commercially viable products. For example, in May 2002, we received a “not approvable” letter from the FDA in connection with an oral formulation of pleconaril to treat the common cold. We have since out-licensed pleconaril, an intranasal product candidate for the treatment of the common cold, to Schering-Plough. Negative, inconclusive or inconsistent clinical trial results could prevent regulatory approval, increase the cost and timing of regulatory approval, cause us to perform additional studies or to file for a narrower indication than planned. We do not know what the final cost to manufacture our CMV and HCV product candidates in commercial quantities will be, or the dose required to treat patients and, consequently, what the total cost of goods for a treatment regimen will be.

If we are unable to successfully develop our product candidates, we will not have a source of revenue other than Vancocin. Moreover, the failure of one or more of our product candidates in clinical development could harm our ability to raise additional capital.

The development of any of our product candidates is subject to many risks, including that:

•	the product candidate is found to be ineffective or unsafe;

•	the clinical test results for the product candidate delay or prevent regulatory approval;

•	the FDA forbids us to initiate or continue testing of the product candidates in human clinical trials;

•	the product candidate cannot be developed into a commercially viable product;

•	the product candidate is difficult and/or costly to manufacture;

•	the product candidate later is discovered to cause adverse effects that prevent widespread use, require withdrawal from the market, or serve as the basis for product liability claims;

•	third party competitors hold proprietary rights that preclude us from marketing the product candidate; and

•	third party competitors market a more clinically effective, safer, or more cost-effective product.

Even if we believe that the clinical data demonstrates the safety and efficacy of a product candidate, regulators may disagree with us, which could delay, limit or prevent the approval of such product candidate. As a result, we may not obtain regulatory approval, or even if a product is approved, we may not obtain the labeling claims we believe are necessary or desirable for the promotion of the product. In addition, regulatory approval may take longer than we expect as a result of a number of factors, including failure to qualify for priority review of our application. All statutes and regulations governing the approval of our product candidates are subject to change in the future. These changes may increase the time or cost of regulatory approval, limit approval, or prevent it completely.

Even if we receive regulatory approval for our product candidates, or acquire the rights to additional already approved products, the later discovery of previously unknown problems with a product, manufacturer or facility may result in adverse consequences, including withdrawal of the product from the market. Approval of a product candidate may be conditioned upon certain limitations and restrictions as to the drug’s use, or upon the conduct of further studies, and may be subject to continuous review.

The regulatory process is expensive, time consuming and uncertain and may prevent us from obtaining required approvals for the commercialization of our product candidates.

We have product candidates for the treatment of CMV and HCV in clinical development. Schering-Plough is conducting the clinical development of pleconaril. We must complete significant laboratory, animal and clinical testing on these product candidates before we submit marketing applications in the U.S. and abroad.

The rate of completion of clinical trials depends upon many factors, including the rate of enrollment of patients. For example, our enrollment of patients in our clinical trial for maribavir has been impacted by our ability to identify and successfully recruit a sufficient number of patients who have undergone allogeneic hematopoietic stem cell/bone marrow transplantation. If we are unable to accrue sufficient clinical patients who are eligible to participate in the trials during the appropriate period, we may need to delay our clinical trials and incur significant additional costs. In addition, the FDA or Institutional Review Boards may require us to delay, restrict, or discontinue our clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Moreover, we may be unable to submit a NDA to the FDA for our product candidates within the timeframe we currently expect. Once a NDA is submitted, it must be approved by the FDA before we can commercialize the product described in the application. The cost of human clinical trials varies dramatically based on a number of factors, including:

•	the order and timing of clinical indications pursued;

•	the extent of development and financial support from corporate collaborators;

•	the number of patients required for enrollment;

•	the length of time required to enroll these patients;

•	the costs and difficulty of obtaining clinical supplies of the product candidate; and

•	the difficulty in obtaining sufficient patient populations and clinicians.

Even if we obtain positive preclinical or clinical trial results in initial studies, future clinical trial results may not be similarly positive. As a result, ongoing and contemplated clinical testing, if permitted by governmental authorities, may not demonstrate that a product candidate is safe and effective in the patient population and for the disease indications for which we believe it will be commercially advantageous to market the product. The failure of our clinical trials to demonstrate the safety and efficacy of our product candidate for the desired indications could delay the commercialization of the product.

In 2003, Congress enacted the Pediatric Research Equity Act requiring the development and submission of pediatric use data for new drug products. Our failure to obtain these data, or to obtain a deferral of, or exemption from, this requirement could adversely affect our chances of receiving regulatory approval, or could result in regulatory or legal enforcement actions.

Even after we receive regulatory approval, as with Vancocin, if we fail to comply with regulatory requirements, or if we experience unanticipated problems with our approved products, our products could be subject to restrictions or withdrawal from the market.

Vancocin is, and any other product for which we obtain marketing approval from the FDA or other regulatory authority will be, along with the manufacturing processes, post-approval clinical data collection and promotional activities for each such product, subject to continual review and periodic inspection by the FDA and other regulatory bodies. After approval of a product, we will have, and with Vancocin, we currently have, significant ongoing regulatory compliance obligations. Later discovery of previously unknown problems with our products or manufacturing processes, or failure to comply with regulatory requirements, may result in penalties or other actions, including:

•	warning letters;

•	fines;

•	product recalls;

•	withdrawal of regulatory approval;

•	operating restrictions, including restrictions on such products or manufacturing processes;

•	disgorgement of profits;

•	injunctions; and

•	criminal prosecution.

Any of these events could result in a material adverse effect on our revenues and financial condition.

There are many potential competitors with respect to our product candidates under development, who may develop products and technologies that make ours non-competitive or obsolete.

There are many entities, both public and private, including well-known, large pharmaceutical companies, chemical companies, biotechnology companies and research institutions, engaged in developing pharmaceuticals for applications similar to those targeted by our products under development.

There are products already marketed by F. Hoffman La-Roche, AstraZeneca and Gilead Sciences Inc. for the prevention and treatment of CMV and Schering-Plough and F. Hoffman La-Roche for HCV. We are aware of a number of other companies which have compounds in various stages of clinical development for the treatment HCV. Developments by these or other entities may render our product candidates non-competitive or obsolete. Furthermore, many of our competitors are more experienced than we are in drug development and commercialization, obtaining regulatory approvals and product manufacturing and marketing. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly and more effectively than we do for our product candidates. Competitors may succeed in developing products that are more effective and less costly than any that we develop and also may prove to be more successful in the manufacturing and marketing of products.

Any product that we successfully develop and for which we gain regulatory approval must then compete for market acceptance and market share. Accordingly, important competitive factors, in addition to completion of clinical testing and the receipt of regulatory approval, will include product efficacy, safety, timing and scope of regulatory approvals, availability of supply, marketing and sales capacity, reimbursement coverage, pricing and patent protection. Our products could also be rendered obsolete or uneconomical by regulatory or competitive changes.

In order to continue to expand our business and sustain our revenue growth, we will need to acquire additional marketed products through in-licensing or the acquisitions of businesses that we believe are a strategic fit with us. We may not be able to in-license or acquire suitable products at an acceptable price or at all. In addition, engaging in any in-licensing or acquisitions will incur a variety of costs, and we may never realize the anticipated benefits of any such in-license or acquisition.

As part of our long-term strategy and in order to sustain our revenue growth, we intend to seek to acquire or in-license additional products to treat unmet or underserved medical conditions. Even if we are able to locate products or businesses that fit within our strategic focus, we cannot assure you that we will be able to negotiate agreements to acquire or in-license such additional products on acceptable terms or at all. Further, if we acquire a product or business, the process of integrating the acquired product or business may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. Moreover, we may fail to realize the anticipated benefits for a variety of reasons, such as an acquired product candidate proving to not be safe or effective in later clinical trials. We may fund any future acquisition by issuing equity or debt securities, which could dilute the ownership percentages of our existing stockholders. Acquisition efforts can consume significant management attention and require substantial expenditures, which could detract from our other programs. In addition, we may devote resources to potential acquisitions that are never completed.

We cannot assure you that an acquired product or business will have the intended effect of helping us to sustain our revenue growth. If we are unable to do so, our business could be materially adversely affected.

Any of our future products may not be accepted by the market, which would harm our business and results of operations.

Even if approved by the FDA and other regulatory authorities, our product candidates may not achieve market acceptance by patients, prescribers and third-party payors. As a result, we may not receive revenues from these products as anticipated. The degree of market acceptance will depend upon a number of factors, including:

•	the receipt and timing of regulatory approvals, and the scope of marketing and promotion activities permitted by such approvals (e.g., the “label” for the product approved by the FDA);

•	the availability of third-party reimbursement from payors such as government health programs and private health insurers;

•	the establishment and demonstration in the medical community, such as doctors and hospital administrators, of the clinical safety, efficacy and cost-effectiveness of drug candidates, as well as their advantages over existing treatment alternatives, if any;

•	the effectiveness of the sales and marketing force that may be promoting our products; and

•	the effectiveness of our contract manufacturers.

If our product candidates do not achieve market acceptance by a sufficient number of patients, prescribers and third-party payors, our business will be materially adversely affected.

We have limited sales and marketing infrastructure and if we are unable to develop our own sales and marketing capability we may be unsuccessful in commercializing our products.

Under our agreement with GSK, we have the exclusive right to market and sell maribavir throughout the world, other than Japan. Under our agreement with Wyeth, we have the right to co-promote HCV products arising from our collaboration in the U.S. and Canada. Schering-Plough is solely responsible for the marketing, promotion and sale of intranasal pleconaril following its approval.

We currently have a limited marketing staff and no sales staff. As a result of our acquisition of Vancocin, we established a small group of regional medical scientists and commenced medical education programs, but do not anticipate that we will build a sales force related solely to Vancocin. The development of a marketing and sales capability for our product candidates in clinical development, or for products that we may acquire if we are successful in our business development efforts, could require significant expenditures, management resources and time. We may be unable to build a marketing and sales capability, the cost of establishing such a marketing and sales capability may exceed any product revenues, and our marketing and sales efforts may be unsuccessful. We may not be able to find a suitable sales and marketing partner for our other product candidates. If we are unable to successfully establish a sales and marketing capability in a timely manner or find suitable sales and marketing partners, our business and results of operations will be harmed. Even if we are able to develop a sales force or find a suitable marketing partner, we may not successfully penetrate the markets for any of our proposed products.

We depend on collaborations with third parties, which may reduce our product revenues or restrict our ability to commercialize products, and also ties our success to the success of our collaborators.

We have entered into, and may in the future enter into additional, sales and marketing, distribution, manufacturing, development, licensing and other strategic arrangements with third parties. For example, in November 2004, we announced that we entered into a license agreement with Schering-Plough under which Schering-Plough assumed responsibility for all future development and commercialization of pleconaril. Sanofi-Aventis also has exclusive rights to market and sell pleconaril in countries other than the U.S. and Canada for which we will receive a royalty. Schering-Plough will receive a portion of any royalty payments made to us under our license agreement with Sanofi-Aventis for rights to pleconaril.

In August 2003, we entered into a license agreement with GSK under which we acquired exclusive worldwide rights, excluding Japan, from GSK to develop and commercialize an antiviral compound, maribavir, for the prevention and treatment of CMV infections related to transplant, including solid organ and hematopoietic stem cell / bone marrow transplantation, congenital transmission, and in patients with HIV infection. GSK retained the exclusive right to market and sell products covered by these patents and patent applications in Japan.

In December 1999, we entered into an agreement with Wyeth to develop jointly products for use in treating the effects of HCV in humans. Under the agreement, we exclusively licensed to Wyeth worldwide rights under patents and know-how owned by us or created under the agreement. While we have the right to co-promote these products in the U.S. and Canada, Wyeth has the exclusive right to promote these products elsewhere in the world, for which we will receive a royalty. Wyeth also has the exclusive right to manufacture any commercial products developed under the agreement.

If any of Wyeth, Schering-Plough or Sanofi-Aventis do not successfully market and sell products in their respective territories, we will not receive revenue from royalties on their sales of products.

We are currently engaged in additional discussions relating to other arrangements. We cannot be sure that we will be able to enter into any such arrangements with third parties on terms acceptable to us or at all. Third party arrangements may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, or may have other terms that are burdensome to us.

Our ultimate success may depend upon the success of our collaborators. We have obtained from Sanofi-Aventis and GSK, and will attempt to obtain in the future, licensed rights to certain proprietary technologies and compounds from other entities, individuals and research institutions, for which we may be obligated to pay license fees, make milestone payments and pay royalties. In addition, we may in the future enter into collaborative arrangements for the marketing, sales and distribution of our product candidates, which may require us to share profits or revenues. We may be unable to enter into additional collaborative licensing or other arrangements that we need to develop and commercialize our drug candidates. Moreover, we may not realize the contemplated benefits from such collaborative licensing or other arrangements. These arrangements may place responsibility on our collaborative partners for preclinical testing, human clinical trials, the preparation and submission of applications for regulatory approval, or for marketing, sales and distribution support for product commercialization. We cannot be certain that any of these parties will fulfill their obligations in a manner consistent with our best interests. These arrangements may also require us to transfer certain material rights or issue our equity securities to corporate partners, licensees or others. Any license or sublicense of our commercial rights may reduce our product revenue. Moreover, we may not derive any revenues or profits from these arrangements. In addition, our current strategic arrangements may not continue and we may be unable to enter into future collaborations. Collaborators may also pursue alternative technologies or drug candidates, either on their own or in collaboration with others, that are in direct competition with us.

If we fail to comply with our obligations in the agreements under which we license development or commercialization rights to products or technology from third parties, we could lose license rights that are important to our business.

Two of our current product candidates are based on intellectual property that we have licensed from Sanofi-Aventis and GSK. Another clinical development program involves a joint development program with Wyeth pursuant to which we licensed to Wyeth worldwide rights within a certain field under patents and know-how owned by us or created under the agreement. We depend, and will continue to depend, on these license agreements. All of our license agreements may be terminated if, among other events, we fail to satisfy our obligations as they relate to the development of the particular product candidate. All of our license agreements, other than the agreements with Lilly regarding Vancocin, may also be terminated if we breach that license agreement and do not cure the breach within specified time periods or in the event of our bankruptcy or liquidation. Our agreement with Lilly permits it to suspend the licenses granted to us by Lilly in the event of uncured defaults by us until such time as the default is cured or otherwise resolved.

Our license agreement with GSK imposes various obligations on us, including milestone payment requirements and royalties. If we fail to comply with these obligations, GSK has or may have the right to terminate the license, in which event we would not be able to market products covered by the license.

Disputes may arise with respect to our licensing agreements regarding manufacturing, development and commercialization of any of the particular product candidates. These disputes could lead to delays in or termination of the development, manufacture and commercialization of our product candidates or to litigation.

Many other entities seek to establish collaborative arrangements for product research and development, or otherwise acquire products, in competition with us.

We face competition from large and small companies within the pharmaceutical and biotechnology industry as well as public and private research organizations, academic institutions and governmental agencies in acquiring products and establishing collaborative arrangements for product development. Many of the companies and institutions that compete against us have substantially greater capital resources, research and development staffs and facilities than we have, and substantially greater experience in conducting business development activities. These entities represent significant competition to us as we seek to expand further our pipeline through the in-license or acquisition of additional products in clinical development, or that are currently on the market. Moreover, while it is not feasible to predict the actual cost of acquiring additional product candidates, that cost could be substantial. We may need additional financing in order to acquire additional new products. Our outstanding indebtedness may make it more difficult for us to raise additional financing.

Even if we are successful in maintaining or increasing Vancocin revenues, we may be dependent upon our ability to raise financing for, and the successful development and commercialization of our product candidates in our CMV and HCV programs and in order to repay our debt obligations.

We will need substantial funds to continue our business activities and repay our debt obligations. We expect that Vancocin will generate significant cash flows for us and should allow us to substantially fund our development and other operating costs under our current business plan over the next several years. However, if Vancocin revenues decrease, we may require additional capital by March 2007 when our 6% convertible subordinated notes mature. Moreover, we expect to incur significant expenses over at least the next several years primarily due to our development costs from our CMV and HCV programs, business development activities seeking new opportunities to expand further our product pipeline, general and administrative expenses, interest payments on our outstanding debt service requirements and income taxes.

In addition, the amount and timing of our actual capital requirements as well as our ability to finance such requirements will depend upon numerous factors, including:

•	our actual sales of Vancocin;

•	the cost of commercializing Vancocin and our product candidates;

•	the cost of reducing the principal amount of our indebtedness;

•	our ability to generate revenue and positive cash flow through our HCV collaboration agreement with Wyeth;

•	whether we receive any of the additional milestone payments and royalties contemplated by our license agreement with Schering-Plough relating to development and commercialization of intranasal pleconaril;

•	the cost and progress of our clinical development programs;

•	the cost of milestone payments that may be due to GSK under our license agreement with them for maribavir, our product candidate to treat CMV, if pre-defined clinical and regulatory events are achieved;

•	the time and cost involved in obtaining regulatory approvals;

•	the cost of acquiring additional commercialized products and / or products in clinical development;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the effect of competing technological and market developments; and

•	the effect of changes and developments in our existing collaborative, licensing and other relationships.

We may be unable to raise sufficient funds to complete our development, marketing and sales activities for any of our product candidates and repay our debt obligations. Potential funding sources include:

•	public and private securities offerings;

•	debt financing, such as bank loans; and

•	collaborative, licensing and other arrangements with third parties.

We may not be able to find sufficient debt or equity funding on acceptable terms, if at all. If we cannot, we may need to delay, reduce or eliminate development programs, as well as other aspects of our business. The sale by us of additional equity securities or the expectation that we will sell additional equity securities may have an adverse effect on the price of our common stock. In addition, collaborative arrangements may require us to grant product development programs or licenses to third parties for products that we might otherwise seek to develop or commercialize ourselves.

We have a history of losses and our continued profitability is uncertain.

Prior to 2005 we had incurred losses in each year since our inception in 1994. As of September 30, 2005, we had an accumulated deficit of approximately $236.1 million. We achieved profitability on a quarterly basis during the quarter ended December 31, 2004 and have maintained profitability in each of the three following quarters. Our ability to maintain profitability is dependent on a number of factors, including continued revenues from Vancocin sales, our ability to obtain regulatory approvals for our product candidates, successfully commercialize those product candidates, generate revenues from the sale of products from existing and potential future collaborative agreements, and secure contract manufacturing, distribution and logistics services. We do not know when or if we will acquire additional products to expand further our product portfolio, complete our product development efforts, receive regulatory approval of any of our product candidates or successfully commercialize any approved products. We expect to incur significant additional expenses over several years, and Vancocin’s ability to generate substantial cash flows over this timeframe could be materially and adversely affected by the introduction of effective generic or branded competing products. As a result, we are unable to accurately predict whether we will be able to maintain profitability and if not, the extent of any future losses or the time required to regain profitability, if at all.

We have indebtedness and debt service payments which could negatively impact our liquidity.

As of September 30, 2005, we had $86.7 million in principal amount of indebtedness outstanding in the form of our 6% convertible subordinated notes due March 2007. Our annual debt service obligations on this debt are approximately $5.2 million per year in interest payments.

The level of our indebtedness, among other things, could:

•	make it more difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to changes in, our business; and

•	make us more vulnerable in the event of a downturn in our business.

Our ability to meet our debt service obligations and to reduce our total indebtedness depends on our ability to generate cash flow from the sale of Vancocin through sales and receivables collections, our ability to maintain sufficient cash reserves, the results of our clinical development efforts, our future operating performance, and on general economic, financial, competitive, legislative, regulatory and other factors affecting our operations. Many of these factors are beyond our control and our future operating performance could be adversely affected by some or all of these factors.

We may not be able to pay our debt and other obligations.

There can be no assurance that we will be able to meet our debt service obligations, including our obligations to pay principal and interest under the convertible subordinated notes. If our cash, cash equivalents, short and long term investments and operating cash flows are inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the convertible subordinated notes or our other obligations, we would be in default under the terms thereof, which would permit the holders of the convertible subordinated notes to accelerate their maturities which could also cause defaults under any future indebtedness we may incur. Any such default would have a material adverse effect on our business, prospects, financial condition, liquidity and operating results. We cannot be sure that we would be able to repay amounts due in respect of the convertible subordinated notes if payment of our outstanding indebtedness were to be accelerated following the occurrence of an event of default as defined in the indenture of the convertible subordinated notes.

Our strategic plan may not achieve the intended results.

We restructured our business in January 2004 as part of our effort to redefine our strategic direction to focus on development of later stage opportunities, to build specific franchises relating to our current development programs and to expand our product portfolio through the acquisition of complementary clinical development stage or commercial product opportunities as a means to accelerate our path toward becoming a profitable pharmaceutical company. Our restructuring efforts have placed and may continue to place a significant strain on our managerial, operational, financial and other resources. Additionally, the restructuring may negatively affect our employee turnover, recruitment and retention of employees.

We may not be successful in implementing our strategic direction. There are a variety of risks and uncertainties that we face in executing this strategy.

We may need additional financing in order to acquire additional new products or product candidates. Even if we are successful in such efforts, our outstanding indebtedness may make it more difficult for us to raise additional financing. We may not have sufficient resources to execute our plans, and our actual expenses over the periods described in this report may vary depending on a variety of factors, including:

•	the level of revenue from sales of Vancocin actually received by us;

•	our actual operating costs related to Vancocin;

•	the cost of acquiring additional new product opportunities as a result of our business development efforts;

•	the actual cost of conducting clinical trials;

•	the outcome of clinical trials in our CMV and HCV programs;

•	whether we receive any of the milestone payments and royalties contemplated by our license agreement with Schering-Plough relating to the development and commercialization of intranasal pleconaril; and

•	our resulting right to receive or obligation to pay milestone payments under agreements relating to our CMV, HCV and common cold programs.

In addition to the points noted above, our ability to sustain profitability is dependent on developing and obtaining regulatory approvals for our product candidates, successfully commercializing such product candidates, which may include entering into collaborative agreements for product development and commercialization, acquiring additional products through our business development efforts, and securing contract manufacturing services and distribution and logistics services. If our sales of Vancocin are materially adversely affected because of competition or other reasons, we may need to raise substantial additional funds to continue our business activities and fund our debt service obligations beyond March 2007.

We will rely on our employees, consultants, contractors, suppliers, manufacturers and collaborators to keep our trade secrets confidential.

We rely on trade secrets, trademarks, and unpatented proprietary know-how and continuing technological innovation in developing and manufacturing our products, including Vancocin, in order to protect our significant investment in these products from the risk of discovery by generic drug manufacturers and other potential competition. We require each of our employees, consultants, advisors, contractors, suppliers, manufacturers and collaborators to enter into confidentiality agreements prohibiting them from taking our proprietary information and technology or from using or disclosing proprietary information to third parties except in specified circumstances. The agreements also provide that all inventions conceived by an employee, consultant or advisor, to the extent appropriate for the services provided during the course of the relationship, are our exclusive property, other than inventions unrelated to us and developed entirely on the individual’s own time. Nevertheless, these agreements may not provide meaningful protection of our trade secrets and proprietary know-how if they are used or disclosed. Despite all of the precautions we may take, people who are not parties to confidentiality agreements may obtain access to our trade secrets or know-how. In addition, others may independently develop similar or equivalent trade secrets or know-how.

We depend on patents and proprietary rights for our products which are in clinical development, which may offer only limited protection against potential infringement, and if we are unable to protect our patents and proprietary rights, we may lose the right to develop, manufacture, market or sell products and lose sources of revenue.

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies in clinical development, both in the U.S. and in other countries. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets, and could result in substantial cost to us and diversion of our efforts. We intend to file applications as appropriate for patents describing the composition of matter of our drug candidates, the proprietary processes for producing such compositions, and the uses of our drug candidates. We own four issued U.S. patents, two non-U.S. patents and have nine pending U.S. patent applications, four of which we co-own with Wyeth. We also have filed international, regional and non-U.S. national patent applications in order to pursue patent protection in major foreign countries.

Many of our scientific and management personnel were previously employed by competing companies. As a result, such companies may allege trade secret violations and similar claims against us.

To facilitate development of our proprietary technology base, we may need to obtain licenses to patents or other proprietary rights from other parties. If we are unable to obtain such licenses, our product development efforts may be delayed. We may collaborate with universities and governmental research organizations which, as a result, may acquire certain rights to any inventions or technical information derived from such collaboration.

We may incur substantial costs in asserting any patent rights and in defending suits against us related to intellectual property rights, even if we are ultimately successful. If we are unsuccessful in defending a claim that we have infringed or misappropriated the intellectual property of a third party, we could be required to pay substantial damages, stop using the disputed technology, develop new non-infringing technologies, or obtain one or more licenses from third parties. If we or our licensors seek to enforce our patents, a court may determine that our patents or our licensors’ patents are invalid or unenforceable, or that the defendant’s activity is not covered by the scope of our patents or our licensors’ patents. The U.S. Patent and Trademark Office or a private party could institute an interference proceeding relating to our patents or patent applications. An opposition or revocation proceeding could be instituted in the patent offices of foreign jurisdictions. An adverse decision in any such proceeding could result in the loss of our rights to a patent or invention.

If our licensors do not protect our rights under our license agreements with them or do not reasonably consent to our sublicense of rights or if these license agreements are terminated, we may lose revenue and expend significant resources defending our rights.

We have licensed from GSK worldwide rights, excluding Japan, to an antiviral compound, maribavir, for the prevention and treatment of CMV infections related to transplant, including solid organ and hematopoietic stem cell/bone marrow transplantation, congenital transmission, and in patients with HIV infection.

This compound, and a related compound, are subject to patents and patent applications in a variety of countries throughout the world. We have licensed from Sanofi-Aventis the exclusive U.S. and Canadian rights to certain antiviral agents for use in picornavirus indications, which are the subject of U.S. and Canadian patents and patent applications owned by Sanofi-Aventis, certain of which describe pleconaril and others of which describe compounds that are either related to pleconaril or have antiviral activity. We sublicensed our rights under these patents to Schering-Plough. We depend on GSK and Sanofi-Aventis to prosecute and maintain many of these patents and patent applications and protect such patent rights. Failure by GSK or Sanofi-Aventis to prosecute or maintain such patents or patent applications and protect such patent rights could lead to our loss of revenue. Under certain circumstances, our ability to sublicense our rights under these license agreements is subject to the licensor’s consent. If our license agreements with GSK and Sanofi-Aventis are terminated, our ability to manufacture, develop, market and sell products under those agreements would terminate.

Our successful commercialization of our products will depend, in part, on the availability and adequacy of third party reimbursement.

Our ability to commercialize our product candidates successfully will depend, in part, on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the U.S., private health insurers and other organizations. Federal and state regulations govern or influence the reimbursement to health care providers of fees in connection with medical treatment of certain patients. In the U.S., there have been, and we expect there will continue to be, a number of state and federal proposals that could limit the amount that state or federal governments will pay to reimburse the cost of drugs. Continued significant changes in the health care system could have a material adverse effect on our business. Decisions by state regulatory agencies, including state pharmacy boards, and/or retail pharmacies may require substitution of generic for branded products, may prefer competitors’ products over our own, and may impair our pricing and thereby constrain our market share and growth. In addition, we believe the increasing emphasis on managed care in the U.S. could put pressure on the price and usage of our product candidates, which may in turn adversely impact future product sales.

Significant uncertainty exists as to the reimbursement status of newly approved health care products, particularly for indications for which there is no current effective treatment or for which medical care typically is not sought. Adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of our products, our products may fail to achieve market acceptance and we could lose anticipated revenues and experience delayed achievement of profitability and be unable to service our debt requirements.

In recent years, various legislative proposals have been offered in the U.S. Congress and in some state legislatures that include major changes in the health care system. These proposals have included price or patient reimbursement constraints on medicines and restrictions on access to certain products. We cannot predict the outcome of such initiatives, and it is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting us.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our ability to compete.

We are highly dependent upon qualified scientific, technical and managerial personnel, including our President and CEO, Michel de Rosen, our Vice President and Chief Financial Officer, Vincent J. Milano, our Vice President and Chief Scientific Officer, Colin Broom, and our Vice President and Chief Commercial Officer, Joshua Tarnoff. Our ability to grow and expand into new areas and activities will require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. Furthermore, we have not entered into non-competition agreements or employment agreements with our key employees. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner, would harm our development programs, and our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues. We do not maintain key man life insurance on any of our employees.

We may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements against us.

The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against us. In addition, third party collaborators and licensees may not protect us from product liability claims.

We currently maintain product liability insurance in connection with our clinical development programs and marketing of Vancocin. We may not be able to obtain or maintain adequate protection against potential liabilities arising from clinical development or product sales. If we are unable to obtain sufficient levels of insurance at acceptable cost or otherwise protect against potential product liability claims, we will be exposed to product liability claims. A successful product liability claim in excess of our insurance coverage could harm our financial condition, results of operations and prevent or interfere with our product commercialization efforts. In addition, any successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time-consuming and expensive.

We previously used hazardous materials in our business and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Prior to our restructuring in January 2004, we used radioactive and other materials that could be hazardous to human health, safety or the environment. In connection with our restructuring in January 2004, we decommissioned our discovery laboratories, which required the disposal of many of these materials. We are subject to stringent federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. We stored these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. Although we believe that our safety procedures for handling and disposing of such materials comply with federal, state and local laws, rules, regulations and policies, the risk of accidental injury or contamination from these materials cannot be entirely eliminated. We may be required to incur significant costs to comply with environmental laws, rules, regulations and policies. Additionally, if an accident occurs, we could be held liable for any resulting damages, and any such liability could exceed our resources. We do not maintain a separate insurance policy for these types of risks and we do not have reserves set aside for environmental claims. Any future environmental claims could harm our financial conditions, results of operations, liquidity and prevent or interfere with our product commercialization efforts. In addition, compliance with future environmental laws, rules, regulations and policies could lead to additional costs and expenses.

Because our management will have broad discretion over the use of the net proceeds to us from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

The net proceeds to us from this offering have been allocated for working capital and general corporate purposes and our management will have broad discretion as to the use of the offering proceeds. Accordingly, you will be relying on the judgment of our management with regard to the use of net proceeds we receive from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds we receive will be invested in a way that does not yield a favorable, or any, return for us.

The rights that have been and may in the future be granted to holders of our common or preferred stock may adversely affect the rights of other stockholders and may discourage a takeover.

Our board of directors has the authority to issue up to 4,800,000 shares of preferred stock and to determine the price, privileges and other terms of such shares. Our board of directors may exercise this authority without the approval of, or notice to, our stockholders. Accordingly, the rights of the holders of our common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. In addition, the issuance of preferred stock may make it more difficult for a third party to acquire a majority of our outstanding voting stock in order to effect a change in control or replace our current management. We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. The application of Section 203 could also delay or prevent a third party or a significant stockholder of ours from acquiring control of us or replacing our current management. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Under Delaware law, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock.

In September 1998, our board of directors adopted a plan that grants each holder of our common stock the right to purchase shares of our series A junior participating preferred stock. This plan is designed to help insure that all our stockholders receive fair value for their shares of common stock in the event of a proposed takeover of us, and to guard against the use of partial tender offers or other coercive tactics to gain control of us without offering fair value to the holders of our common stock. In addition, our charter and bylaws contain certain provisions that could discourage a hostile takeover, such as a staggered board of directors and significant notice provisions for nominations of directors and proposals. The plan and our charter and bylaws may make it more difficult for a third party to acquire a majority of our outstanding voting stock in order to effect a change in control or replace our current management.

Our stock price could continue to be volatile.

Our stock price, like the market price of the stock of other pharmaceutical companies, has been volatile. For example, during the last twelve months through September 30, 2005, the market price for our common stock fluctuated between $1.67 and $21.35 per share. The following factors, among others, could have a significant impact on the market for our common stock:

•	period to period fluctuations in sales of Vancocin;

•	results of clinical trials with respect to our product candidates in development or those of our competitors;

•	developments with our collaborators;

•	announcements of technological innovations or new products by our competitors;

•	litigation or public concern relating to our products or our competitors’ products;

•	developments in patent or other proprietary rights of ours or our competitors (including related litigation);

•	any other future announcements concerning us or our competitors;

•	any announcement regarding our acquisition of product candidates or entities;

•	future announcements concerning our industry;

•	governmental regulation;

•	actions or decisions by the SEC, the FDA or other regulatory agencies;

•	changes or announcements of changes in reimbursement policies;

•	period to period fluctuations in our operating results;

•	our cash balances;

•	changes in our capital structure;

•	changes in estimates of our performance by securities analysts;

•	market conditions applicable to our business sector; and

•	general market conditions.

Purchasers of common stock in this offering will experience immediate dilution in the book value per share.

The public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Purchasers of our common stock in this offering will experience an immediate and substantial dilution of $15.17 from the public offering price of $16.75.

Future sales of our common stock in the public market could adversely affect our stock price.

We cannot predict the effect, if any, that future sales of our common stock or the availability for future sale of shares of our common stock or securities convertible into or exercisable for our common stock will have on the market price of our common stock prevailing from time to time. We have an effective registration statement on Form S-3, of which this prospectus supplement and accompanying prospectus forms a part, which allows us to sell up to an additional $212.0 million of securities in one or more public offerings, prior to taking into account the securities offered by this prospectus supplement. The registration statement provides us with the flexibility to determine the type of security we choose to sell, including common stock, preferred stock, warrants and debt securities, as well as the ability to time such sales when market conditions are favorable. Additionally, we have another effective registration statement on Form S-3 which permits the holders of up to 33.8 million shares of our common stock received upon conversion of our senior convertible notes to resell these shares from time to time.

As of September 30, 2005 we had outstanding options to purchase 3,261,947 shares of our common stock at a weighted average exercise price of $7.66 per share (1,809,212 of which have not yet vested) issued to employees, directors and consultants pursuant to our 1995 Stock Option and Restricted Share Plan, and outstanding options to purchase 124,574 shares of our common stock at a weighted average exercise price of $1.32 per share (38,748 of which have not yet vested) to non-executive employees pursuant to our 2001 Equity Incentive Plan. In order to attract and retain key personnel, we may issue additional securities, including stock options, restricted stock grants and shares of common stock, in connection with our employee benefit plans, or may lower the price of existing stock options. Sale, or the availability for sale, of substantial amounts of common stock by our existing stockholders pursuant to an effective registration statement or under Rule 144, through the exercise of registration rights or the issuance of shares of common stock upon the exercise of stock options or warrants, or the perception that such sales or issuances could occur, could adversely affect the prevailing market prices for our common stock.

We face costs and risks associated with compliance with Section 404 of the Sarbanes-Oxley Act.

Currently, we are evaluating our internal control systems in order to allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. As a result, we are incurring additional expenses and a diversion of management’s time and we will continue to incur substantial accounting expense and expend significant management efforts in future periods. While we anticipate completion of testing and evaluation of our internal controls over financial reporting with respect to the requirements of Section 404 in a timely fashion, there can be no assurance that we will be able to realize this result. In future years, our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls that we would be required to remediate in a timely manner so as to be able to comply with the requirements of Section 404 each year.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including information that we incorporate by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “may,” “will,” “should” and “estimates,” and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecast in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus supplement and the documents incorporated by reference might not occur. These risks and uncertainties include, among others, those described in “Risk Factors” and elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. You are cautioned not to place undue reliance on these forward-looking statements. You should read this prospectus supplement, the accompanying prospectus supplement and the documents incorporated in or referred to in this prospectus supplement, including documents filed or incorporated by reference as exhibits to the registration statement of which this prospectus supplement is a part, with the understanding that actual future results and events may be materially different from what we currently expect.

These forward-looking statements include, without limitation, the statements in this prospectus supplement, or incorporated by reference herein, about:

•	our expectation that Vancocin will achieve the net product sales we expect, generate positive cash flow and should allow us to substantially fund our development and operating costs under our current business plan over the next several years;

•	our plans to continue to build franchises in narrowly focused prescribing groups such as transplant and gastroenterology;

•	our plans to continue to expand these franchises with the acquisition of additional products or companies;

•	our ability to find an effective small molecule antiviral treatment for HCV and prevention of CMV infections;

•	the timing of anticipated events in our CMV and HCV programs;

•	our estimate of future direct and indirect expenses for 2005; and

•	our ability to raise additional financing and service or otherwise manage our debt obligations.

Our actual results could differ materially from those results expressed in, or implied by, these forward-looking statements. We may not be successful in implementing our strategic direction. There are a variety of risks and uncertainties that we face in executing this strategy. The commercial sale of approved pharmaceutical products, and conducting clinical trials for investigational pharmaceutical products, are subject to risks and uncertainties. There can be no assurance that future Vancocin sales will meet or exceed the historical rate of sales for the product, planned clinical trials can be initiated, or that planned or ongoing clinical trials can be successfully concluded or concluded in accordance with our anticipated schedule. The data that is described in this prospectus supplement is preliminary and full analysis of the data, or further testing such as the planned clinical studies of HCV-796 with pegylated interferon, may not support any or all of the statements in this prospectus supplement. We may need additional financing in order to acquire new products in connection with our plans as described in this prospectus supplement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements other than as required by applicable law. We do not undertake any duty to update after the date of this prospectus supplement any of the forward-looking statements whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive approximately $142.0 million in net proceeds from this offering, based upon the initial price to the public of $16.75 per share.

We currently expect to use the net proceeds from this offering for working capital and general corporate purposes. Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering and you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. We also may use a portion of the net proceeds to repay or prepay all or a portion of our 6% subordinated convertible notes due March 2007. We also may use a portion of the net proceeds to acquire, license or invest in complementary businesses, technologies or products. While we evaluate acquisition, licensing, investment and similar opportunities and engage in related discussions from time to time, we currently have no material agreements or commitments with respect to any such acquisition, license or investment.

Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.

PRICE RANGE OF OUR COMMON STOCK

Since November 19, 1996, our common stock has traded on The Nasdaq National Market under the symbol “VPHM.” Prior to that time, our common stock was not publicly traded. The following table sets forth the reported high and low sales prices of our common stock as reported on The Nasdaq National Market for the periods indicated.

Year ended December 31, 2003	High	Low
First Quarter	$2.70	$1.42
Second Quarter	$4.75	$1.59
Third Quarter	$3.35	$1.95
Fourth Quarter	$3.40	$2.47

Year ended December 31, 2004	High	Low
First Quarter	$3.74	$2.24
Second Quarter	$2.75	$1.46
Third Quarter	$2.61	$1.40
Fourth Quarter	$3.52	$1.78

Year ended December 31, 2005	High	Low
First Quarter	$3.49	$2.15
Second Quarter	$7.37	$1.67
Third Quarter	$21.35	$6.57
Fourth Quarter (through December 6, 2005)	$24.36	$15.56

On December 6, 2005, the closing sale price of our common stock as reported on the Nasdaq National Market was $17.45 per share. At September 30, 2005, there were 717 holders of record of our common stock, based on the stockholders list maintained by our transfer agent.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We have declared and paid dividends in the past on our previously outstanding series A convertible participating preferred stock; however, there currently are no shares of preferred stock of any class or series outstanding. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business and other factors our board of directors deems relevant.

CAPITALIZATION

The following table presents our unaudited cash, cash equivalents and short-term investments and capitalization as of September 30, 2005:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale by us of 9,000,000 shares of our common stock in this offering at the initial price to the public of $16.75 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

It is important that you read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to those consolidated financial statements incorporated by reference in this prospectus supplement and accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2004 and from our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

	As of September 30, 2005
	Actual	As adjusted
	(in thousands, except share and per share data)

Cash, cash equivalents and short-term investments	$65,161	$207,120

Long-term debt	$86,720	$86,720
Preferred stock, par value $0.001 per share, 5,000,000 shares authorized; Series A convertible participating preferred stock; no shares issued and outstanding	—	—
Common stock, par value $0.002 per share, 100,000,000 shares authorized; 57,909,650 shares issued and outstanding at September 30, 2005 and 66,909,650 shares issued and outstanding on an as adjusted basis	116	134
Additional paid-in capital	323,006	464,947
Deferred compensation	(5)	(5)
Accumulated other comprehensive loss	(274)	(274)
Accumulated deficit	(236,098)	(236,098)

Total stockholders’ equity	86,745	228,704

Total capitalization	$173,465	$315,424

DILUTION

The net tangible book value (deficit) of our common stock as of September 30, 2005 was approximately $(36.2) million, or $(0.63) per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale by us of 9,000,000 shares of common stock in this offering at an offering price of $16.75 and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 2005 would have been approximately $105.8 million, or $1.58 per share. This represents an immediate increase in net tangible book value of $2.21 per share to existing stockholders and an immediate dilution of $15.17 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Public offering per share		$16.75
Net tangible book value (deficit) per share as of September 30, 2005	$(0.63)
Increase per share attributable to new investors purchasing shares in this offering	2.21

Net tangible book value per share after this offering		1.58

Dilution per share to new investors		$15.17

The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options to purchase shares of our common stock having a per share exercise price less than the offering price per share in this offering. As of September 30, 2005, there were:

•	3,261,947 shares of common stock issuable upon the exercise of outstanding stock options under our 1995 Stock Option and Restricted Share Plan with a weighted average exercise price of $7.66 per share; and

•	124,574 shares of common stock issuable upon the exercise of outstanding stock options under our 2001 Equity Incentive Plan with a weighted average exercise price of $1.32 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data have been derived from our historical consolidated financial statements. The selected historical consolidated financial data as of September 30, 2005 and for the three-months ended March 31, 2005, June 30, 2005 and September 30, 2005 and for the nine-months ended September 30, 2005 and 2004 have been derived from our unaudited interim consolidated financial statements and, in the opinion of management, contain all adjustments necessary to present fairly the information set forth below. The selected historical consolidated financial data as of December 31, 2004 have been derived from our audited financial statements. The historical results presented below are not necessarily indicative of the results to be expected in any future period. It is important that you read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to those consolidated financial statements incorporated by reference in this prospectus supplement from our Annual Report on Form 10-K for the year ended December 31, 2004 and from our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

Condensed Statement of Operations Data

	Unaudited Results For Three-Months Ended			Unaudited Results For Nine-Months Ended September 30,
	March 31, 2005	June 30, 2005	September 30, 2005	2005	2004
	(in thousands, except per share data)
Net product sales	$21,055	$28,824	$35,657	$85,536	$—
Total revenues	27,196	28,965	35,798	91,959	3,900
Cost of sales	3,614	4,430	5,010	13,054	—
Research and development	2,761	2,399	2,525	7,685	13,366
Marketing, general, and administrative	2,265	2,184	2,937	7,386	12,321
Intangible amortization and acquisition of technology rights	1,170	1,246	1,468	3,884	—

Operating expenses	9,810	10,259	11,940	32,009	25,687
Operating income (loss)	17,386	18,706	23,858	59,950	(21,787)
Net income (loss)	$17,374	$4,981	$18,652	$41,007	$(25,325)
Diluted net income (loss) per share	$0.36	$0.11	$0.31	$0.77	$(0.95)
Shares used in computing diluted net income (loss) per share	51,997	57,553	59,797	56,936	26,530

Condensed Balance Sheet Data

	As of September 30, 2005	As of December 31, 2004
	(in thousands)
Cash, cash equivalents, and short-term investments(1)	$65,161	$44,210
Working capital	48,826	42,918
Long-term debt	86,720	190,400
Total stockholders’ equity (deficit)	86,745	(26,138)

(1)	Cash, cash equivalents and short-term investments includes $9.0 million of restricted cash at December 31, 2004 that became unrestricted during January 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes to those consolidated financial statements incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2004 and from our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 in this prospectus supplement and the accompanying prospectus. Certain information contained in this discussion and analysis and presented elsewhere in this document, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risk and uncertainties. In evaluating these statements, you should specifically consider the various risk factors set forth under “Risk Factors” beginning on page S-11 of this prospectus supplement that could cause results to differ materially from those expressed in these forward-looking statements.

Background

We are a biopharmaceutical company dedicated to the development and commercialization of products that address serious diseases. We have a core expertise in the area of infectious diseases and are committed to focusing our commercialization and development programs on products used by physician specialists or in hospital settings. We intend to grow through the continued development of our product pipeline and potential acquisition of products or companies.

We have one marketed product and multiple product candidates in clinical development. We market and sell Vancocin® HCl, the oral capsule formulation of vancomycin hydrochloride, in the U.S. and its territories. Vancocin is a potent antibiotic approved by the U.S. Food and Drug Administration, or FDA, to treat antibiotic-associated pseudomembranous colitis caused by Clostridium difficile, or C. difficile, and enterocolitis caused by Staphylococcus aureus, including methicillin-resistant strains. We are developing maribavir for the treatment of cytomegalovirus, or CMV, infection, and HCV-796 for the treatment of hepatitis C virus, or HCV, infection. We have licensed the U.S. and Canadian rights for a third product candidate, an intranasal formulation of pleconaril, to Schering-Plough for the treatment of picornavirus infections.

During both the quarter and nine months ended September 30, 2005, we were profitable from operations, and ended the periods with $65.2 million in cash, cash equivalents and short-term investments. The third quarter represents the fourth consecutive quarter during which we were profitable and the third quarter in our history that we were profitable as a result of product sales.

During 2005, we reduced our debt by $116.2 million to an outstanding balance of $86.7 million at September 30, 2005. We have an accumulated deficit of $236.1 million at September 30, 2005. Historical losses have resulted principally from costs incurred in research and development activities, write-off of acquired technology rights, general and administrative expenses, interest payments on our outstanding debt and sales and marketing expenses. We have financed our operations since inception in December 1994 primarily from equity and debt financing, funding pursuant to collaborative and partnering agreements and, since November 2004, revenues from sales of Vancocin. We may incur additional net losses in future periods and may require additional financing by 2007 when our subordinated convertible notes mature.

Strategic Direction

Our strategic direction is focused on building specific franchises relating to our current development programs, the marketing of Vancocin, and expanding our product portfolio through the acquisition of complementary clinical development stage or commercial product opportunities.

We are currently building two franchises. We are focusing on transplant and hospital settings and hepatologists and gastroenterologists, using Vancocin and our two core clinical programs in CMV infections related to hematopoietic stem cell/bone marrow transplantation, and HCV infection, as foundations for that effort. To expand further our product portfolio, we plan to seek additional products for diseases treated by our target audience of physician specialists and physicians in hospital settings to complement the markets that we hope our CMV and HCV programs will serve. To build these franchises we are:

•	focusing on the development of our two current core clinical programs;

•	marketing Vancocin; and

•	exploring the expansion of our pipeline and product portfolio.

Executive Summary

During the third quarter of 2005, we experienced the following:

Business Developments

•	A Phase 2 clinical trial in the CMV program was ongoing.

•	Initiated dosing in a Phase 1 clinical trial in the CMV program.

•	A Phase 1b proof of concept dose ranging clinical trial in the HCV program was ongoing.

Operating Results

•	Increased demand of Vancocin due to increased prescriptions for the three and nine month periods ended September 30, 2005, as compared to the same periods in 2004.

•	Realized effects of a price increase beginning in September 2005.

Liquidity

•	Eliminated our senior convertible notes as a result of auto-converting the remaining $15.4 million in principal that was outstanding as of June 30, 2005.

•	Generated net cash by operating activities.

Business Developments

Development Programs

We have two core and one non-core product development programs. Our core programs target: (1) CMV with an initial focus on CMV infections in recipients of hematopoietic stem cell / bone marrow transplants, and (2) HCV. These programs are within the transplant and hospital settings, or focus on diseases treated by hepatologists and gastroenterologists, and are at the center of our strategic focus. The non-core development program targets picornaviruses with intranasal pleconaril and has been licensed to Schering-Plough.

The following chart generally describes our clinical development programs:

Product Candidate	Program / Indication	Development Status	ViroPharma Commercialization Rights

Maribavir	CMV infection	Phase 2	Worldwide, other than Japan

HCV-796	HCV infection	Phase 1b	Co-promotion rights in the United States and Canada with Wyeth

Intranasal pleconaril	Common cold and asthma exacerbations	Phase 2	Licensed to Schering-Plough

CMV program

As of September 30, 2005, we have completed three Phase 1 clinical trials with maribavir to evaluate the potential for drug interactions and to evaluate the pharmacokinetics of maribavir in subjects with renal impairment; we have completed dosing in a Phase 1 clinical trial to evaluate the pharmacokinetics of maribavir in subjects with hepatic impairment; and we have initiated dosing in a Phase 1 clinical trial to evaluate the relative bioavailability of different tablet formulations. A Phase 2 clinical trial with maribavir for the prevention of CMV infections in allogeneic stem cell transplant patients, which was initiated in mid-2004, is ongoing. We completed enrollment in our Phase 2 clinical trial on November 23, 2005, and we expect to have preliminary data from our Phase 2 clinical trial by the end of the first quarter of 2006. If these data are supportive, we plan to initiate Phase 3 clinical trials in mid-2006.

HCV program

In the first quarter of 2005, we, with our partner Wyeth, completed a Phase 1 clinical trial with HCV-796 in healthy subjects. In the second quarter of 2005, we and Wyeth initiated a Phase 1b proof of concept dose ranging clinical trial with HCV-796 in hepatitis C infected patients, with the objectives of collecting safety, pharmacokinetic and antiviral activity data. This Phase 1b trial was ongoing in the third quarter of 2005, and we expect to have results in the fourth quarter of 2005. If the data are supportive, we plan to begin Phase 2 clinical trials with HCV-796 in mid-2006.

Picornavirus / Common Cold program

In November 2004, we entered into a license agreement with Schering-Plough under which Schering-Plough assumed responsibility for all future development and commercialization of pleconaril in the United States and Canada. Schering-Plough paid us an initial license fee of $10.0 million in December 2004 and purchased our inventory of bulk drug substance for an additional $6.0 million in January 2005.

Recent Transactions

Vancocin Capsules

In November 2004, we acquired all rights in the United States and its territories to manufacture, market and sell Vancocin, the oral capsule formulation of vancomycin hydrochloride, as well as rights to certain related vancomycin products, from Lilly. Vancocin is a potent antibiotic approved by the FDA to treat antibiotic-associated pseudomembranous colitis caused by C. difficile and enterocolitis caused by S. aureus, including methicillin-resistant strains. Lilly retained its rights to vancomycin outside of the United States and its territories.

We paid Lilly an upfront cash payment of $116.0 million. In addition, we will pay Lilly additional amounts based on annual net sales of Vancocin as set forth below:

2005	50% payment on net sales between $44-65 million
2006	35% payment on net sales between $46-65 million
2007	35% payment on net sales between $48-65 million
2008 through 2011	35% payment on net sales between $45-65 million

No additional payments are due to Lilly on net sales below or above the net sales levels reflected in the above table. We will account for the future additional payments as contingent consideration and will record an adjustment to the carrying amount of the related intangible asset and a cumulative adjustment to the intangible amortization upon achievement of the related sales milestones. Accordingly, during the second and third quarters of 2005, additional payments of $2.9 million and $7.6 million, respectively, became due to Lilly. During the third quarter of 2005 we paid Lilly $2.9 million related to these liabilities and will pay Lilly $7.6 million during the fourth quarter of 2005. As of September 30, 2005, we surpassed the maximum level as set forth in the table above. Accordingly, we have no further potential liability from additional payments on net sales to Lilly for 2005. See Note 5 of the Unaudited Consolidated Financial Statements for our fiscal quarter ended September 30, 2005 for additional information on the intangible asset and amortization.

In the event we develop any product line extensions, revive discontinued vancomycin product lines (injectable or oral solutions), make improvements of existing products, or expand the label to cover new indications, Lilly would receive a royalty on net sales on these additional products for a predetermined time period.

In connection with the acquisition, we entered into a transition services agreement with Lilly. The transition period ended in January 2005 when we assumed responsibility for product inventory, warehousing, management services and distribution of the Vancocin brand in the United States. We also entered into a supply agreement with Lilly for the manufacture and supply of the active pharmaceutical ingredient (API) of Vancocin as well as the Vancocin finished product for an agreed upon time period. The process of qualifying a third party supply chain is now ongoing. In November 2005, we amended our manufacturing agreement with Lilly to, among other things, increase the amount of Vancocin that Lilly will supply to us during 2005 and early 2006, and ensure that Lilly continues to supply us with Vancocin until at least September 30, 2006. That date will be extended to a later date if the third party supply chain is not qualified by September 30, 2006. If Lilly supplies to us the full amount of increased product volume, we will pay Lilly up to $4.5 million in addition to the original contract price for those additional units. These additional payments will increase our cost of sales for these specific units.

Pleconaril / Schering-Plough Corporation

In November 2004, we entered into a license agreement with Schering-Plough under which Schering-Plough has assumed responsibility for all future development and commercialization of pleconaril in the United States and Canada. Schering-Plough paid us an initial license fee of $10.0 million in December 2004 and purchased our inventory of bulk drug substance for an additional $6.0 million in January 2005. We are also eligible to receive up to an additional $65.0 million in milestone payments upon achievement of certain targeted regulatory and commercial events, as well as royalties on Schering-Plough’s sales of intranasal pleconaril in the licensed territories. Schering-Plough paid us an upfront option fee of $3.0 million in November 2003. In August 2004, Schering-Plough exercised its option to enter into a full license agreement with us following its assessment of the product’s performance in characterization studies. Schering-Plough is now responsible for the development and commercialization of the intranasal formulation of pleconaril for the treatment of the common cold. Sanofi-Aventis has exclusive rights to market and sell pleconaril in countries other than the United States and Canada.

Results of Operations

Quarter and Nine Months ended September 30, 2005 and 2004

Overview

	Three-months ended September 30,		Nine-months ended September 30,
	2005	2004	2005	2004
	(in thousands, except per share data)
Net product sales	$35,657	$—	$85,536	$—
Total revenues	$35,798	$398	$91,959	$3,900

Net income (loss)	$18,652	$(3,331)	$41,007	$(25,325)
Net income (loss) per share:
Basic	$0.33	$(0.13)	$1.05	$(0.95)
Diluted	$0.31	$(0.13)	$0.77	$(0.95)

The increases in net income were due primarily to net sales of Vancocin, represented in net product sales, offset by the change in the fair value of the derivative liability related to the make-whole provision of our previously outstanding senior convertible notes and increased interest expense. Operating results in the nine-month period of 2005 were also impacted by $6.0 million in revenue from the sale of inventory to Schering-Plough pursuant to our 2004 license agreement, while the 2004 nine-month period includes $9.2 million related to costs from our January 2004 restructuring.

Revenues

Revenues consisted of the following:

	Three-months ended September 30,		Nine-months ended September 30,
	2005	2004	2005	2004
	(in thousands)
Net product sales	$35,657	$—	$85,536	$—
License fees and milestones revenues	141	374	6,423	2,926
Grant and other revenues	—	24	—	974

Total revenues	$35,798	$398	$91,959	$3,900

Revenue—Vancocin product sales

In 2005, we recognized net sales of Vancocin. In the first nine-months of 2004, we had no comparable sales as we acquired Vancocin in November 2004. The factors contributing to net sales of Vancocin in the third quarter of 2005 include a 36% increase in prescriptions, as reported by a third-party, over the third quarter of 2004 and the realization of the sales price increases announced in December 2004, March 2005 and August 2005. The first nine-months of 2005 were impacted by price increases and a 33% increase in prescriptions, as reported by a third-party, over the first nine-months of 2004. Additionally, we believe the nine-months results were affected by wholesaler inventory restocking to normal levels during the first quarter of 2005, resulting from product allocation during the third and fourth quarters of 2004.

Net product sales for the third quarter 2005 increased 24% over the second quarter of 2005. This increase was due to three factors: the impact of the price increases effected during the second and third quarters of 2005; the fact that in the third quarter, the higher priced presentation of Vancocin represented a greater percentage of total units sold than in the preceding quarter; and an increase within estimated normal levels of wholesaler inventory at the end of the period. Additionally, prescriptions in the third quarter remained relatively flat from the second quarter of 2005, decreasing 3 percent. We can not predict future prescription demand with any certainty. There were no comparable net sales in the three-months ended September 30, 2004, as we acquired Vancocin from Lilly in November 2004.

During a portion of the quarter ended March 31, 2005, Vancocin was sold under our transition services agreement with Lilly, who represented our only customer during the transition period. The transition agreement was terminated in January 2005, and upon the termination, we began selling directly to wholesalers. Approximately 95% of our sales are to three wholesalers. Vancocin product sales are influenced by prescriptions and wholesaler forecasts of prescription demand, which could be at different levels from period to period. As of September 30, 2005, we have reviewed net sales under our revenue recognition policy and believe that they are accurately recorded and no deferrals are necessary. This review also resulted in our determination that the estimated inventory held at the end of September 2005 by the three largest wholesalers was within a normal range for Vancocin.

Revenue—License fee and milestone revenue

License fee and milestone revenue primarily includes the following:

•	Advanced payments from Schering-Plough of $0.3 million and $2.5 million in the third quarter of 2004 and first nine-months of 2004, respectively.

•	The sale of inventory for $6.0 million pursuant to the terms of our license agreement with Schering-Plough for intranasal pleconaril in the first nine-months of 2005.

•	Amortization of payments received under our agreement with Wyeth of $0.1 million for the quarterly periods and $0.4 million for the nine-month periods in both 2004 and 2005.

Revenue—Grant and other revenue

For the three and nine months ended September 30, 2005, we recognized no grant and other revenue. During 2004, $0.7 million is included in grant and other revenue for the nine-months of 2004, that relate to amounts agreed to be paid under our agreement with Schering-Plough that had no comparable payments in 2005. The nine-month period ended September 30, 2004 included $0.3 million in grant payments under contracts that were transferred to a third party during 2004.

Cost of sales and gross margin

	Three-months ended September 30,		Nine-months ended September 30,

	2005	2004	2005	2004
	(in thousands)
Net product sales	$35,657	$—	$85,536	$—
Cost of sales	5,010	—	13,054	—

Gross margin	$30,647	$—	$72,482	$—

Vancocin cost of sales include the cost of materials and distribution costs. We had no cost of sales in the 2004 periods as we acquired Vancocin in November 2004. Our gross margin rate (net product sales less cost of sales as a percent of net product sales) for Vancocin increased in the third quarter of 2005 to 86% from 85% in the second quarter of 2005, which is primarily the result of our price increase effective in September 2005 and resulted in an 85% gross margin rate for the nine-months ended September 30, 2005.

Our cost to acquire Vancocin may be higher if we experience the need for increased production volumes above previously estimated amounts. To the extent that production levels increase or decrease after the manufacturing of Vancocin has been transitioned from Lilly to third parties, we anticipate that the unit cost to manufacture Vancocin may decrease or increase, respectively. As a result, we would expect the cost of product sales of Vancocin, and accordingly, gross margin percentage, to fluctuate from period to period after the transition to third parties. Also, as part of our November 2005 amendment of our manufacturing agreement with Lilly, we increased the amount of Vancocin that Lilly will supply to us through 2005 and early 2006. If Lilly supplies to us the full amount of increased product volume, we will pay Lilly up to $4.5 million in addition to the original contract price for those additional units. These additional payments will increase our cost of sales for these specific units.

In January 2005, our transition services agreement with Lilly ended and we engaged a third party to manage our warehousing and inventory program and to handle fulfillment of customer orders. We anticipate that our gross margins will improve upon completion of the transition to the third party contract manufacturing supply chain. Our gross margins could also decrease if we enter into fee-for-service agreements with wholesalers in future periods.

Research and development expenses

For each of our research and development programs, we incur both direct and indirect expenses. Direct expenses include third party costs related to these programs such as contract research, consulting, cost sharing payments or receipts, and preclinical and development costs. Indirect expenses include personnel, facility, and other overhead costs.

Research and development expenses were divided between our research and development programs in the following manner:

	Three-months ended September 30,		Nine-months ended September 30,
	2005	2004	2005	2004
	(in thousands)
Direct—Core programs
CMV	$1,302	$781	$3,935	$2,012
HCV	—	332	91	736
Direct—Non-core programs
Common cold	—	(594)	22	214
Indirect
Development	1,223	1,397	3,637	6,986
Discovery research	—	37	—	3,418

Total	$2,525	$1,953	$7,685	$13,366

Direct—Core Programs

Related to our CMV program, during the quarter and nine months ended September 30, 2005, we were conducting one Phase 2 clinical study involving CMV-seropositive subjects who have undergone allogeneic stem cell transplantation and were collecting or analyzing data from several Phase 1 clinical trials with maribavir (to evaluate the potential for drug interactions, pharmacokinetics in subjects with renal or hepatic impairment, and the evaluation of different tablet formulations). During the periods ended September 30, 2004, our activities included the initiation of two Phase 1 trials with maribavir to evaluate possible drug interactions and to evaluate the pharmacokinetics of maribavir in subjects with renal impairment, and initiated a Phase 2 clinical trial with maribavir for prevention of CMV infections in allogeneic stem cell transplant patients.

Related to our HCV program, during the periods ended September 30, 2005, costs include payments to Wyeth made in accordance with our cost-sharing arrangement. During the first three quarters of 2005, we initiated Phase 1 clinical trials with our HCV compound, HCV-796, for which Wyeth pays 80% of the costs. In addition, during the quarter ended March 31, 2005, we halted development on our former HCV lead product candidate, HCV-086. During the quarter and nine months ended September 30, 2004, the primary drivers of these costs were Phase 1 clinical trials for HCV-086.

Direct—Non-Core Programs

In the quarter and nine months ended September 30, 2005, we incurred minimal direct costs related to our common cold program. In 2004, all non-core program direct expenses were related to the completion of Phase 1 clinical trials with the intranasal formulation of pleconaril, which was our only active product candidate in our non-core programs. The $0.6 million net credit in the third quarter resulted from a settlement of a disputed accounts receivable for shared development expenses for oral formulation of pleconaril. In November 2004, Schering-Plough assumed responsibility for all future development and commercialization of pleconaril.

Indirect Expenses

The decrease in indirect development activities was due primarily to the reduction of headcount and costs that resulted from the January 2004 restructuring.

We had no discovery research costs in 2005 as we exited these activities in our January 2004 restructuring. In 2004, our indirect expenses related to our discovery research activities also included $1.9 million in costs related to the January 2004 restructuring.

Marketing, general and administrative expenses

Marketing, general and administrative (MG&A) expenses increased for the quarter and decreased for the nine-months ended September 30, 2005 compared to the same periods in 2004. MG&A expenses for the third quarter were $2.9 million in 2005 compared to $1.8 million in 2004 and for the nine-months were $7.4 million in 2005 compared to $12.3 million in 2004. The $1.1 million increase for the third quarter 2005 was primarily due to additional marketing expenses related to Vancocin for which there were no marketing expenses in the third quarter 2004. The $4.9 million decrease for the nine months ended September 30, 2005 was primarily due to $5.9 million of costs related to the January 2004 restructuring, $0.6 million of second quarter 2004 costs related to our terminated bond offering and reduced facility costs, partially offset by increased personnel and commercial related expenses during 2005.

Intangible amortization and acquisition of technology rights

Intangible amortization was $1.5 million for the quarter and $3.9 million for the nine-months ended September 30, 2005. Intangible amortization is the result of the Vancocin product rights acquisition in the fourth quarter of 2004. We had a valuation study performed by a third party, based on information provided by management, to determine the allocation of the estimated purchase price of the Vancocin acquisition among the intangible assets acquired as well as their estimated amortization period.

On an ongoing periodic basis, we will evaluate the useful life of these intangible assets and determine if any economic, governmental or regulatory event has impaired the value of the assets or modified their estimated useful lives. As of September 30, 2005 there was no impairment of the carrying value of the intangible assets or change to the useful lives as estimated at the acquisition date.

To the extent that we incur an obligation to Lilly for additional payments on Vancocin sales, as described in our agreement with Lilly, we will account for any future payment to Lilly as a contingent consideration and will record an adjustment to the carrying amount of the related intangible asset and a cumulative adjustment to the intangible amortization upon achievement of the related sales milestones. In the third quarter of 2005 and nine month period ending September 30, 2005, we recorded $7.6 million and $10.5 million of contingent consideration, respectively, and recorded amortization adjustments totaling approximately $219,000 and $294,000, respectively. Contingent consideration and Lilly related additional payments are more fully described under “Recent Transactions” above and in Note 5 of the Unaudited Consolidated Financial Statements for the quarter ended September 30, 2005.

Other Income (Expense)

Change in fair value of derivative liability

Based upon relevant information available, we estimated the fair value of the make-whole provision contained within our senior notes using a Monte Carlo simulation model to be $8.6 million, which included $7.9 million at the time of conversion of the senior notes into senior convertible notes in January 2005 and $0.7 million upon exercise of the initial investors’ purchase option in April 2005. This fair value of the make-whole provision, which was recorded as a derivative liability, was adjusted quarterly for changes in fair value during the periods that the senior convertible notes were outstanding, with the corresponding charge or credit to change in fair value of derivative liability. These adjustments resulted in a loss on the change in fair value of derivative liability of $4.0 million for the nine-months ended September 30, 2005. Since the derivative liability was adjusted to the anticipated liability as of June 30, 2005, there were no changes in fair value of derivative liability reported on the consolidated statement of operations during the third quarter of 2005. On July 12, 2005, we exercised our right to automatically convert the remaining $15.4 million principal amount of the senior convertible notes into shares of common stock.

Net gain on bond repurchase

We recorded a $1.2 million net gain on the bond repurchase related to the repurchase of $41.2 million of subordinated convertible notes in the second quarter of 2005 for $39.8 million. The net gain is comprised of the gross gain of $1.4 million less the write-off of $0.2 million of deferred finance costs.

Interest Income

Interest income for the quarters ended September 30, 2005 and 2004 was $0.4 million and $0.3 million, respectively, and for the nine-months ended September 30, 2005 and 2004 was $0.9 million and $1.0 million, respectively. Interest income has not fluctuated materially as interest rate increases have offset our lower invested balances.

Interest Expense

	Three-months ended September 30,		Nine-months ended September 30,
	2005	2004	2005	2004
	(in thousands)
Interest expense on notes	$1,303	$1,919	$6,830	$5,756
Amortization of finance costs	89	151	863	452
Amortization of debt discount	—	—	697	—
Beneficial conversion feature	932	—	1,489	—
Other interest	7	3	20	20

Interest Expense	$2,331	$2,073	$9,899	$6,228

Interest expense on notes includes interest on all our notes outstanding and increased over 2004 due to additional principal amounts outstanding during the periods. Amortization of finance costs and debt discount in 2005 relates primarily to the senior convertible notes issued in January and April 2005. The beneficial conversion feature related to the automatic conversions in June and July 2005 and is the result of the fair value of the shares of common stock on the commitment date exceeding the stock value as defined by the auto-conversion provisions. See Note 7 of the Unaudited Consolidated Financial Statements for the quarter ended September 30, 2005 regarding the automatic conversion.

Income Tax Expense

We recorded a $3.3 million income tax expense in the third quarter of 2005 and $7.1 million in income tax expense for the nine months ended September 30, 2005, which is based on a combined federal and state estimated annual effective tax rate of 15%. This accrual was based on our anticipated taxable income for 2005 and includes the utilization of a portion of our available net operating loss and credit carryforwards. We based our estimate of available net operating loss and credit carryforwards on a preliminary study by a third party which it anticipates to finalize in 2005. This preliminary study indicates that, assuming we continue to be profitable, it should be able to utilize all carryforwards over future years, but with annual limitations. We believe that taxable income will exceed available carryforwards for 2005.

We will continue to evaluate the realizability of our deferred tax assets and liabilities, and will adjust such amounts in light of changing facts and circumstances, including but not limited to future projections of taxable income, tax legislation, rulings by relevant tax authorities and the progress of ongoing tax audits. Should we reduce the valuation allowance of deferred tax assets a current year tax benefit will be recognized. Future periods would then include taxes at a higher rate than the effective rate for 2005. For further discussion see Note 6 of the Unaudited Consolidated Financial Statements for the quarter ended September 30, 2005 regarding income taxes.

Liquidity

We expect that our near term sources of revenue will arise from Vancocin product sales and milestone and license fee payments that we may receive from Wyeth and Schering-Plough if agreed-upon events under our agreements with each of these companies are achieved. However, we cannot predict what the actual sales of Vancocin will be in the future, and there are no assurances that the events that require payments to us under the Wyeth and Schering-Plough arrangements will be achieved. In addition, demand for Vancocin has exceeded our estimates, and there are no assurances that such demand will continue.

For 2004, we funded the $116.0 million purchase price for the Vancocin acquisition through the use of $53.5 million from our cash reserves and $62.5 million of gross proceeds from the issuance of $62.5 million aggregate principal amount of senior notes and warrants to purchase 5.0 million shares of our common stock. The senior notes and the warrants were automatically exchanged for 6% senior convertible notes following stockholder approval of the issuance of the senior convertible notes on January 19, 2005. In April 2005, the initial investors in the senior notes exercised their purchase option and acquired an additional $12.5 million of the senior convertible notes with identical terms. Through September 30, 2005, the entire principal balance of the senior convertible notes was converted into common stock.

We anticipate that revenues from Vancocin will continue to generate positive cash flow and combined with the net proceeds from this offering should allow us to fund substantially all of our ongoing development and other operating costs for the foreseeable future. At September 30, 2005, we had cash, cash equivalents and short-term investments of $65.2 million. Also, at September 30, 2005, the annualized weighted average nominal interest rate on our short-term investments was 3.3%. Following this offering our cash, cash equivalents and short-term investments, as adjusted, would be $207.1 million.

Overall Cash Flows

During the nine months ended September 30, 2005, we generated $51.8 million of net cash from operating activities, primarily from net income resulting from product sales of Vancocin and $6.0 million from the sale of inventory to Schering-Plough, offset by $6.8 million in cash payments related to the make-whole provisions on the senior convertible notes. We also received $16.5 million from investing activities, primarily from the release of $9.0 million of restricted investments. For the nine months ended September 30, 2005, we used $27.5 million in financing activities, primarily related to $39.8 million for the repurchase of subordinated convertible notes, offset by $11.7 million of net proceeds from the issuance of senior convertible notes.

Operating Cash Inflows

We began to receive cash inflows from the sale of Vancocin in January 2005. We cannot reasonably estimate the period in which we will begin to receive material net cash inflows from our product candidates currently under development. Cash inflows from development-stage products are dependent on several factors, including the achievement of milestones and regulatory approvals. We may not receive milestone payments from any existing or future collaborations if a development-stage product fails to meet technical or performance targets or fails to obtain the required regulatory approvals. Further, our revenues from collaborations will be affected by efforts of our collaborative partners. Even if we achieve technical success in developing drug candidates, our collaborative partners may not devote the resources necessary to complete development and commence marketing of these products, when and if approved, or they may not successfully market these products.

Operating Cash Outflows

The cash flows we have used in operations historically have been applied to research and development activities, marketing and business development efforts, general and administrative expenses, and servicing our debt. Bringing drugs from the preclinical research and development stage through Phase 1, Phase 2, and Phase 3 clinical trials and FDA approval is a time consuming and expensive process. Because our product candidates are currently in the clinical stage of development, there are a variety of events that could occur during the development process that will dictate the course we must take with our drug development efforts and the cost of these efforts. As a result, we cannot reasonably estimate the costs that we will incur through the commercialization of any product candidate. Nonetheless, we expect to spend between $11.0 million and $13.0 million in 2005 in our drug development efforts and the most significant uses of our near-term operating development cash outflows are as described below.

For each of our development programs, we incur both direct and indirect expenses. Direct expenses include third party costs related to these programs such as contract research, consulting, cost sharing payments or receipts, and preclinical and clinical development costs. Indirect expenses include personnel, facility, and other overhead costs.

Direct expenses—Core Development Programs

CMV program—From the date we in-licensed maribavir through September 30, 2005, we incurred $10.7 million of direct costs in connection with this program, including the acquisition fee of $3.5 million paid to GSK for the rights to maribavir in September 2003.

During the remainder of 2005, we expect maribavir-related activities to include completion of enrollment in the Phase 2 study that we initiated during July 2004, as well as the continuation of a series of Phase 1 clinical pharmacology studies to support subsequent Phase 3 development. Depending on the outcome of the Phase 2 study, additional clinical development activities may be pursued. The results of this Phase 2 study will significantly impact the timing and the amount of expenses, including potential milestone payments to GSK, that we will incur related to this program in future periods. However, if our CMV program progresses into Phase 3 clinical development in 2006, we expect our expenses in 2006 for this program to be substantially higher than in 2005. In addition, discussions with the FDA regarding these future studies may impact the timing, nature and cost of future planned studies. We are solely responsible for the cost of developing our CMV product candidate.

Should we achieve certain product development events, we are obligated to make certain milestone payments to GSK, the licensor of maribavir.

HCV program—From the date that we commenced predevelopment activities for compounds in this program that are currently active through September 30, 2005, we incurred $1.9 million in direct expenses for the predevelopment and development activities relating to such compounds. These costs are net of contractual cost sharing arrangements between Wyeth and us. Wyeth pays a substantial portion of the collaboration’s predevelopment and development expenses.

During the remainder of 2005 the planned activities include activities to conduct Phase 1 clinical trials with HCV-796, our HCV product candidate. The results of the planned studies, along with other predevelopment activities performed during the year, will significantly impact the timing and amount of expenses we will incur related to this program in future periods. In addition, discussions with the FDA regarding these future studies may impact the timing, nature and cost of future planned studies.

Should we achieve certain product development events, Wyeth is required to pay us certain cash milestones and to purchase, in cash, our common stock pursuant to terms of our collaboration agreement. Based on the activities planned by Wyeth and us, there is the potential to achieve one of these milestones in 2005. However, there can be no assurances that we will be successful in achieving this milestone during this timeframe, or at all.

Direct Expenses—Non-Core Development Programs

Common Cold—From the date that we commenced predevelopment activities for the intranasal formulation of pleconaril through September 30, 2005, we incurred $1.9 million in direct expenses. We did not incur any significant additional direct expenses in connection with this program in 2005, nor will we in the future, as Schering-Plough has assumed responsibility for all future development and commercialization of pleconaril.

In November 2004, we entered into a license agreement with Schering-Plough under which Schering-Plough has assumed responsibility for all future development and commercialization of pleconaril. Schering-Plough paid us an initial license fee of $10.0 million in December 2004 and purchased our existing inventory of bulk drug substance for an additional $6.0 million in January 2005. We will also be eligible to receive up to an additional $65.0 million in milestone payments upon achievement of certain targeted regulatory and commercial events, as well as royalties on Schering-Plough’s sales of intranasal pleconaril in the licensed territories.

Business development activities

Through September 30, 2005, we paid an acquisition price of $116.0 million and incurred $2.0 million of fees and expenses in connection with the Vancocin acquisition and an acquisition fee of $3.5 million paid to GSK in 2003 for the rights to maribavir. During the third quarter of 2005, we paid Lilly

$2.9 million related to additional purchase price consideration tied to product sales and will pay Lilly an additional $7.6 million related to the final additional purchase price payment for 2005 in the fourth quarter. See “Recent Transactions” above and Note 5 of the Unaudited Consolidated Financial Statements for the quarter ended September 30, 2005.

In addition, we intend to seek to acquire additional products or product candidates. The costs associated with acquiring any additional product or product candidate can vary substantially based upon market size of the product, the commercial effort required for the product, the product’s current stage of development, and actual and potential generic and non-generic competition for the product, among other factors. Due to the variability of the cost of acquiring a product candidate, it is not feasible to predict what our actual acquisition costs would be, if any; however, the costs could be substantial.

Marketing, general and administrative activities

During the remainder of 2005, we expect to spend between $10 million and $12 million in cash on marketing, general and administrative activities.

Debt service requirements

Subordinated Convertible Notes

Annual interest payments on our outstanding $86.7 million principal amount of subordinated convertible notes total $5.2 million. In order to continue to improve our capital structure and reduce annual interest expense, we may, from time to time purchase our subordinated convertible notes or call the notes for redemption pursuant to the terms of the indenture and we may use a portion of the proceeds of this offering for such repurchases. During the nine months ended September 30, 2005, we used $39.8 million for the repurchase of $41.2 million principal amount of subordinated convertible notes. There can be no assurance that we will purchase or otherwise acquire additional subordinated convertible notes at prices favorable to us or at all.

Senior Convertible Notes

On July 12, 2005, the remaining senior convertible notes were converted into common stock and are no longer outstanding.

Contractual Obligations

Future contractual obligations and commercial commitments at September 30, 2005 are as follows:

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands)
Lilly additional payments(1)	$7,561	$7,561	$—	$—	$—
Long-term debt(2)	86,720	—	86,720		—
Minimum purchase requirements(3)	11,745	11,745	—	—	—
Operating leases(4)	8,363	662	1,328	1,327	5,046

Total	$114,389	$19,968	$88,048	$1,327	$5,046

(1)

This table does not include any milestone payments under our agreement with GSK in relation to our in-licensed technology, as the timing and likelihood of such payments are not known. Similarly, we have only included known additional payments due to Lilly in connection with the Vancocin acquisition, as the amount and timing of future additional payments are not determinable. Under the terms of the agreement with Lilly, Lilly is entitled to additional payments on net sales of Vancocin through 2011. The additional payments to be paid to Lilly are calculated as follows:

2005	50% payment on net sales between $44-65 million
2006	35% payment on net sales between $46-65 million
2007	35% payment on net sales between $48-65 million
2008 through 2011	35% payment on net sales between $45-65 million

No additional payments are due to Lilly on sales below or above the sales levels reflected in the above table. We will account for the future payments as contingent consideration and will record an adjustment to the carrying amount of the related intangible asset and a cumulative adjustment to the intangible amortization upon achievement of the related sales milestones. Accordingly, during the third quarter of 2005, additional payments of $7.6 million became due to Lilly, which was paid in the fourth quarter of 2005.

In the event we develop any product line extensions, revive discontinued vancomycin product lines (injectable or oral solution), make improvements of existing products, or expand the label to cover new indications, Lilly would receive an additional royalty on net sales on these additional products for a predetermined time period.

(2)	Represents principal balances of $86.7 million for the subordinated convertible notes. On July 12, 2005, we auto-converted the remaining $15.4 million of senior convertible notes into common stock. See Note 7 of the Unaudited Consolidated Financial Statements for the quarter ended September 30, 2005.

(3)	Represents contractual commitment at September 30, 2005. As part of our manufacturing agreement with Lilly, as amended, we have certain minimum purchase requirements of Vancocin for a period of time less than one year, on a rolling basis. We are not contractually obligated to any amount of purchases past this time period, and cannot reasonably estimate the amount for which we may be obligated in the future. In addition, as a result of our November 2005 amendment to our manufacturing agreement with Lilly, we may pay up to $4.5 million in addition to the original contract price for additional inventory.

(4)	On April 7, 2005, we signed an agreement to terminate a lease on approximately 86,000 square feet of office and lab space, effective as of March 31, 2005, which we had used as our former headquarters. Prior to the termination, we had been obligated to the lease through March 31, 2008. In order to effect the termination, we paid a termination fee of $1.0 million and incurred $0.1 million in transaction costs. As a result of the termination, we will avoid payment of $3.4 million in rental obligations and operating expenses, net of the termination payment. No amounts are included in the table related to this lease.

We currently lease 33,000 square feet in a facility located in Exton, Pennsylvania for our marketing, development and corporate activities under an operating lease expiring in 2017 with $8.3 million in future rental obligations.

Operating leases also includes equipment leases of $0.1 million.

Capital Resources

We expect the cash, cash equivalents and short-term investments available at September 30, 2005, together with the net proceeds from this offering and our expected operating cash flows from Vancocin sales, will be sufficient to fund our development, operating and debt service costs under our current business plan for the foreseeable future. Should we need additional financing, we would seek to access the public or private equity or debt markets, enter into additional arrangements with corporate collaborators to whom we may issue equity or debt securities or enter into other alternative financing arrangements that may become available to us. Our outstanding indebtedness may make it more difficult for us to raise additional financing.

Financing

We have an effective Form S-3 universal shelf registration statement filed with the Securities and Exchange Commission for the potential additional issuance of up to approximately $212.0 million of our securities, less the amount sold in this offering. The registration statement provides us with the flexibility to determine the type of security we choose to sell, including common stock, preferred stock, warrants and debt securities, as well as the ability to time such sales when market conditions are favorable.

If we raise additional capital by issuing equity securities, the terms and prices for these financings may be much more favorable to the new investors than the terms obtained by our existing stockholders. These financings also may significantly dilute the ownership of existing stockholders.

Additionally, Wyeth is required to purchase our common stock at the time of successful completion of certain product development events pursuant to the terms of our collaboration agreement. However, in the event we are not able to successfully achieve the product development events, this additional financing would not be available to us.

If we raise additional capital by accessing debt markets, the terms and pricing for these financings may be much more favorable to the new lenders than the terms obtained from our existing lenders. These financings also may require liens on certain of our assets that may limit our flexibility.

Additional equity or debt financing, however, may not be available on acceptable terms from any source as a result of, among other factors, our operating results, our outstanding indebtedness, our inability to achieve regulatory approval of any of our product candidates, our inability to generate revenue through our existing collaborative agreements, and our inability to file, prosecute, defend and enforce patent claims and or other intellectual property rights. If sufficient additional financing is not available, we may need to delay, reduce or eliminate current development programs, or reduce or eliminate other aspects of our business.

Critical Accounting Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and contingent assets and liabilities. Actual results could differ from such estimates. These estimates and assumptions are affected by the application of our accounting policies. Critical policies and practices are both most important to the portrayal of a company’s financial condition and results of operations, and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Our summary of significant accounting policies is described in Note 2 to our consolidated financial statements included in our 2004 Form 10-K. However, we consider the following policies and estimates to be the most critical in understanding the more complex judgments that are involved in preparing our consolidated financial statements and that could impact our results of operations, financial position, and cash flows:

•	Revenue Recognition—Our revenue includes both product sales from Vancocin and upfront fees and milestone payments from collaborative agreements. We recognize our revenue in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (SAB 104). Revenue is recognized when all four of the following criteria are met: (1) we have persuasive evidence that an arrangement exists, (2) the price is fixed and determinable, (3) title has passed, and (4) collection is reasonably assured.

During the transition period with Lilly, all our product sales of Vancocin were to Lilly who then sold primarily to wholesalers. The transition period ended in January 2005, and we now sell directly to wholesalers. Product revenue is recorded upon delivery to the customer, when title has passed. Product demand from wholesalers during a given period may not correlate with prescription demand for the product in that period. As a result, we periodically evaluate our estimate of the distributors’ inventory positions. If we believe these levels are too high based on prescription demand, we may either not accept purchase orders from or ship additional product to the distributor until these levels are reduced or defer recognition of revenue if we determine there is excess channel inventory for the product. From acquisition in November 2004 through September 30, 2005, we have not deferred any product sales. In addition, we establish provisions for sales discounts and estimates for chargebacks, rebates, damaged product returns, and exchanges for expired product at the time such revenue is recognized based on historical data for the product acquired from Lilly.

In addition to product sales, we have collaborative agreements with several partners and can receive upfront and milestone payments from them. Upon receipt of payment or achievement of the related milestone, we evaluate the expected payment under the four criteria listed above. When non-refundable upfront fees are deferred, they are recognized as revenue over the related performance period. We estimate our performance period based on the specific terms of each collaborative agreement, but the actual performance period may vary. We adjust the performance periods based on available facts and circumstances. Contract milestone payments related to the achievement of substantive steps or regulatory events in the development process are recognized as revenues upon the completion of the milestone event or requirement.

•	Intangible Assets—We have in the past acquired products that have commercial sales and products that are in development phase and are unapproved to be sold commercially.

When we purchase products that have reached technological feasibility, we classify the purchase price, including expenses and assumed liabilities, as intangible assets. The purchase price may be allocated to product rights, trademarks, patents, and other intangibles based on the assistance of valuation experts. We estimate the useful life of the assets by considering remaining patent life, if any, competition by products prescribed for the same indication, the likelihood and estimated timing of future entry of non-generic and generic competition with the same or similar indication and other related factors. The factors that drive the estimate of the life are often uncertain and are reviewed on a periodic basis or when events occur that warrant review.

When we purchase the rights to products that have not reached technological feasibility, i.e. are in the development stage, we expense those costs in the period in which we acquire such rights.

•	Long-lived Assets—We review our fixed and intangible assets for possible impairment whenever events occur or circumstances indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Such assumptions include projections of future cash flows in determining whether an impairment exists and in measuring the current fair value of the asset.

•	Stock Based Employee Compensation—We apply APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations (APB 25) in accounting for all stock-based employee compensation. We have elected to adopt only the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” as amended (SFAS 123). Had we applied SFAS 123, our net income for the quarter and nine months ended September 30, 2005 would have decreased by approximately $0.6 million and $1.7 million, respectively, and our net loss for the quarter and nine months ended September 30, 2004 would have increased by approximately $0.7 million and $2.2 million, respectively.

•	Income Taxes—Our annual effective tax rate is based on expected pre-tax earnings, existing statutory tax rates, limitations on the use of tax credits and net operating loss carryforwards and tax planning opportunities available in the jurisdictions in which we operate. Significant judgment is required in determining our annual effective tax rate and in evaluating our 2005 tax position.

We will continue to evaluate the realizability of our tax assets and liabilities and will adjust such amounts in light of changing facts and circumstances, including but not limited to future projections of taxable income, tax legislation, rulings by relevant tax authorities and the progress of ongoing tax audits. Settlement of filing positions that may be challenged could impact the income tax position in the year of resolution. Our current tax liability is presented in the consolidated balance sheet within income taxes payable.

At December 31, 2004, we had $117.8 million of gross deferred tax assets, which included federal net operating loss (“NOL”) carryforwards of $60.7 million, capitalized research and development costs of $47.8 million and other items of $9.3 million. This asset is fully offset by a valuation allowance as our ability to general future taxable income is uncertain. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible or the NOLs and credit carryforwards can be utilized. Although we have recorded income tax expense in the third quarter of 2005 based on anticipated 2005 taxable income, which includes the use of a portion of our NOL carryforwards, we have not recorded a deferred tax asset. When considering the reversal of the valuation, we consider the level of past and future taxable income, the utilization of the carryforwards and other factors. While we continue to study the utilization of our carryforwards, we are uncertain if all or a portion of the deferred tax asset will be realizable. Subsequent revisions to the estimated net realizable value of the deferred tax asset could cause our provision for income taxes to vary significantly from period to period. Should we reduce the valuation allowance of deferred tax assets, a current year tax benefit will be recognized. Future periods would then include taxes at a higher rate than the effective rate for 2005.

As our business evolves, we may face additional issues that will require increased levels of management estimation and complex judgments.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, a revision to SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123R). This statement replaces SFAS 123 and supersedes APB 25. This statement establishes standards for the accounting for which an entity exchanges its equity instruments for goods or services. This statement also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R will require us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost shall be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (vesting period). The grant-date fair value of employee share options will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. We must adopt SFAS 123R beginning no later than January 1, 2006. We are currently evaluating various implementation standards of SFAS 123R, including adoption methods and option pricing methodology. We expect that adoption of this statement will have a material impact on our consolidated financial statements. The pro forma impact on our net income (loss) for the quarters ended September 30, 2005 and 2004 of additional expense of $0.6 million and of $0.7 million, respectively and for the nine months ended September 30, 2005 and 2004 of additional expense of $1.7 million and of $2.2 million, respectively, may not be indicative of the results from the valuation methodologies ultimately adopted.

BUSINESS

Our Company

We are a biopharmaceutical company dedicated to the development and commercialization of products that address serious diseases. We have a core expertise in the area of infectious diseases and are committed to focusing our commercialization and development programs on products used by physician specialists or in hospital settings. We intend to grow through the continued development of our product pipeline and potential acquisition of products or companies.

We have one marketed product and multiple product candidates in clinical development. We market and sell Vancocin® HCl, the oral capsule formulation of vancomycin hydrochloride, in the U.S. and its territories. Vancocin is a potent antibiotic approved by the U.S. Food and Drug Administration, or FDA, to treat antibiotic-associated pseudomembranous colitis caused by Clostridium difficile, or C. difficile, and enterocolitis caused by Staphylococcus aureus, including methicillin-resistant strains. We are developing maribavir for the treatment of cytomegalovirus, or CMV, infection, and HCV-796 for the treatment of hepatitis C virus, or HCV, infection. We have licensed the U.S. and Canadian rights for a third product candidate, an intranasal formulation of pleconaril, to Schering-Plough for the treatment of picornavirus infections.

Strategic Direction

Our strategic direction is focused on building specific franchises relating to our current development programs, the marketing of Vancocin, and expanding our product portfolio through the acquisition of complementary clinical development stage or commercial product opportunities.

We are currently building two franchises. We are focusing on transplant and hospital settings and hepatologists and gastroenterologists, using Vancocin and our two core clinical programs in CMV infections related to hematopoietic stem cell/bone marrow transplantation, and HCV infection, as foundations for that effort. To expand further our product portfolio, we plan to seek additional products for diseases treated by our target audience of physician specialists and physicians in hospital settings to complement the markets that we hope our CMV and HCV programs will serve. To build these franchises we are:

•	focusing on the development of our two current core clinical programs;

•	marketing Vancocin; and

•	exploring the expansion of our pipeline and product portfolio.

Vancocin Capsules

In November 2004, we acquired all rights in the U.S. and its territories to manufacture, market and sell Vancocin, as well as rights to certain related vancomycin products, from Lilly for a $116 million upfront payment and additional purchase price consideration based on pre-defined sales levels through 2011. Lilly retained its rights to Vancocin outside of the U.S. and its territories.

C. difficile is a bacterium that produces toxins in the lower gastrointestinal, or GI, tract which can cause inflammation of the colon, severe diarrhea and occasionally death. The bacterium typically colonizes the GI tract during or after therapy with antibiotics as these antibiotics reduce competition by other bacteria, allowing C. difficile to proliferate. Hospitalized patients, particularly the elderly who have been treated with broad spectrum antibiotics, are at the greatest risk of acquiring diseases related to C. difficile infection.

Vancocin is currently the only approved oral antibiotic used to treat antibiotic-associated pseudomembranous colitis caused by an overgrowth of C. difficile in the colon and staphylococcal enterocolitis, an inflammation of the mucus membrane of the intestine caused by S. aureus. We estimate there to be at least 400,000 cases of C. difficile—associated disease, or CDAD, annually in the U.S. Pseudomembranous colitis is one of the primary manifestations of CDAD.

Product Pipeline

We have two core and one non-core product development programs. Our core programs target: (1) CMV with an initial focus on CMV infections in recipients of hematopoietic stem cell / bone marrow transplants, and (2) HCV. These programs are within the transplant and hospital settings or focus on diseases treated by hepatologists and gastroenterologists, and are at the center of our strategic focus. The non-core development program targets picornaviruses with intranasal pleconaril and has been licensed to Schering-Plough.

The following chart generally describes our clinical development programs:

Product Candidate	Program Indication	Development Status	ViroPharma Commercialization Rights

Maribavir	CMV infection	Phase 2	Worldwide, other than Japan

HCV-796	HCV infection	Phase 1b	Co-promotion rights in the U.S. and Canada with Wyeth

Intranasal pleconaril	Common cold and asthma exacerbations	Phase 2	Licensed to Schering-Plough

CMV Program

As of September 30, 2005, we have completed three Phase 1 clinical trials with maribavir to evaluate the potential for drug interactions and to evaluate the pharmacokinetics of maribavir in subjects with renal impairment. We have completed dosing in a Phase 1 clinical trial to evaluate the pharmacokinetics of maribavir in subjects with hepatic impairment, and we have initiated dosing in a Phase 1 clinical trial to evaluate the relative bioavailability of different tablet formulations. A Phase 2 clinical trial with maribavir for the prevention of CMV infections in allogeneic stem cell transplant patients, which was initiated in mid-2004, is ongoing. We completed enrollment in our Phase 2 clinical trial on November 23, 2005, and we expect to have preliminary data from our Phase 2 clinical trial by the end of the first quarter of 2006. If these data are supportive, we plan to initiate Phase 3 clinical trials in mid-2006.

CMV is a member of the herpes virus group, which includes the viruses that cause chicken pox, mononucleosis, herpes labialis (cold sores) and genitalis (genital herpes). Like other herpes viruses, CMV has the ability to remain dormant in the body for long periods of time. CMV infection rates average between 50% and 85% of adults in the U.S. by 40 years of age. In most individuals with intact immune systems, CMV causes little to no apparent illness. However, in immunocompromised individuals, CMV can lead to serious disease or death. Currently, patients who are immunosuppressed following hematopoietic stem cell/bone marrow or solid organ transplantation remain at high risk of CMV infection. In these patients, CMV can lead to severe conditions such as pneumonitis or hepatitis, or to complications such as acute or chronic rejection of a transplanted organ, or even death. There are approximately 19,000 autologous and allogeneic stem cell / bone marrow transplant patients in North America, and 26,000 solid organ transplant patients in the U.S. on an annual basis who are at increased risk of serious repercussions from infection.

Stem cell / bone marrow and solid organ transplant patients at risk for CMV infection or with active CMV disease are most likely to receive ganciclovir or valganciclovir (prodrug of ganciclovir), each of which were developed and are marketed by F. Hoffmann-La Roche. Ganciclovir and valganciclovir are associated with the adverse effect of neutropenia, which may limit their use in certain patients. A patient with neutropenia has a low level of neutrophils in his or her blood. Neutrophils are very important in defending the body against various infections, and therefore, a patient with too few neutrophils is more susceptible to these infections. Foscarnet (AstraZeneca) and cidofovir (Gilead Sciences) may also be used to treat active CMV infections in certain patient populations such as neutropenic patients, patients with ganciclovir-resistant CMV infection, or patients for whom ganciclovir is otherwise contraindicated. However, use of either foscarnet or cidofovir is limited by the side effect of renal impairment. The objective of the maribavir clinical program is to demonstrate that maribavir is at least as efficacious as the currently existing treatments with a better safety profile.

HCV program

In the first quarter of 2005, we, with our partner Wyeth, completed a Phase 1 clinical trial with HCV-796 in healthy subjects. In November 2005, we announced the preliminary results of a Phase 1b proof of concept dose ranging clinical trial with HCV-796 in hepatitis C infected patients. Information regarding the study is set forth on page S-6 of this prospectus supplement.

Hepatitis is an inflammation of the liver that is often caused by viruses, such as hepatitis A, B, or C. Hepatitis C virus is recognized as a major cause of chronic hepatitis worldwide. According to the U.S. Centers for Disease Control and Prevention, or CDC, and the World Health Organization, about 4 million Americans and 170 million people, worldwide, respectively, are infected with HCV.

The acute stage, which occurs 2 weeks to 6 months after infection, usually is so mild that most people do not know they have been infected. About 75% of people who are newly infected with HCV progress to develop chronic infection. Liver damage (cirrhosis) develops in about 10% to 20% of persons with chronic infection, and liver cancer develops in 1% to 5% of persons with chronic infection over a period of 20 to 30 years. Liver damage caused by HCV infection is the most common reason for liver transplantation in the U.S.

There currently are no approved antiviral agents directed specifically against HCV and no vaccine for prevention of HCV infection, although several companies, in addition to Wyeth and us, are working on developing such products. Approximately 30-50% of patients who receive full courses of currently available therapies achieve a sustained virologic response. There are several interferon products available worldwide, but there are substantial limitations to the use of these products when given as monotherapy or in conjunction with ribavirin in the treatment of chronic HCV infection. These include poor treatment response in patients infected with particular genotypes of the virus and significant side effects that can lead to discontinuation of therapy in approximately 20% of patients. We believe that this is an underserved market and are working with Wyeth toward advancing specific antiviral product candidates for treatment of HCV.

Common Cold program

Pleconaril is a proprietary, small molecule inhibitor of picornaviruses. In preclinical studies, pleconaril has demonstrated the ability to inhibit picornavirus replication in vitro by a novel, virus- specific mode of action. Pleconaril works by inhibiting the function of the viral protein coat, also known as the viral capsid, which is essential for virus infectivity and transmission. Preclinical studies have shown that pleconaril integrates within the picornavirus capsid at a specific site that is common to a majority of picornaviruses and disrupts several stages of the virus infection cycle. In May 2002, the FDA issued a “not-approvable” letter in response to our new drug application for an oral formulation of pleconaril for the treatment of the common cold in adults. In contrast, the new formulation of pleconaril is delivered intranasally.

In November 2004, we entered into a license agreement with Schering-Plough under which Schering-Plough assumed responsibility for all future development and commercialization of pleconaril in the U.S. and Canada. Schering-Plough paid us an initial license fee of $10.0 million in December 2004 and purchased our inventory of bulk drug substance for an additional $6.0 million in January 2005. Schering-Plough is evaluating an intranasal formulation of pleconaril in Phase 2 clinical trials.

Business Development

We intend to continue to evaluate in-licensing or other means of acquiring products in clinical development, and marketed products that are under-promoted or not currently promoted, in order to expand our current portfolio. Such products may be intended to treat, or are currently used to treat, the patient populations in which we hope our CMV and HCV product candidates will be used and in which Vancocin is currently prescribed, or may be products to treat other diseases for which patients are treated by physician specialists or in hospital settings.

Competition for products in clinical development, or that are currently on the market but are under-promoted or not currently promoted, is intense and may require significant resources. There is no assurance that we will be successful in acquiring such products, or that such products can be acquired on terms acceptable to us. Additionally, if we are successful in acquiring a marketed product, we may have to build marketing and sales forces. There is no assurance that we would be successful in developing a sales and marketing force, that we would be able to penetrate the markets for any such products or that we could achieve market acceptance of our products.

Strategic Relationships

Vancocin Capsules and Lilly

In November 2004, we acquired all rights in the United States and its territories to manufacture, market and sell Vancocin, the oral capsule formulation of vancomycin hydrochloride, as well as rights to certain related vancomycin products, from Lilly. Vancocin is a potent antibiotic approved by the FDA to treat antibiotic-associated pseudomembranous colitis caused by C. difficile and enterocolitis caused by Staphylococcus aureus, including methicillin-resistant strains. Lilly retained its rights to vancomycin outside of the United States and its territories.

We paid Lilly an upfront cash payment of $116.0 million. In addition, we will pay Lilly additional amounts based on annual net sales of Vancocin as set forth below:

2005	50% payment on net sales between $44-65 million
2006	35% payment on net sales between $46-65 million
2007	35% payment on net sales between $48-65 million
2008 through 2011	35% payment on net sales between $45-65 million

No additional payments are due to Lilly on net sales below or above the net sales levels reflected in the above table. We will account for the future additional payments as contingent consideration and will record an adjustment to the carrying amount of the related intangible asset and a cumulative adjustment to the intangible amortization upon achievement of the related sales milestones.

Accordingly, during the second and third quarters of 2005, additional payments of $2.9 million and $7.6 million, respectively, became due to Lilly. During the third quarter of 2005 we paid Lilly $2.9 million related to these liabilities and will pay Lilly $7.6 million during the fourth quarter of 2005. As of September 30, 2005, we surpassed the maximum level as set forth in the table above. Accordingly, we have no further potential liability from additional payments on net sales to Lilly for 2005. See Note 5 of the Unaudited Consolidated Financial Statements for our fiscal quarter ended September 30, 2005 for additional information on the intangible asset and amortization.

In the event we develop any product line extensions, revive discontinued vancomycin product lines (injectable or oral solutions), make improvements of existing products, or expand the label to cover new indications, Lilly would receive a royalty on net sales on these additional products for a predetermined time period.

In connection with the acquisition, we entered into a transition services agreement with Lilly. The transition period ended in January 2005 when we assumed responsibility for product inventory, warehousing, management services and distribution of the Vancocin brand in the United States. We also entered into a supply agreement with Lilly for the manufacture and supply of the active pharmaceutical ingredient (API) of Vancocin as well as the Vancocin finished product for an agreed upon time period. The process of qualifying a third party supply chain is now ongoing. In November 2005, we amended our manufacturing agreement with Lilly to, among other things, increase the amount of Vancocin that Lilly will supply to us during 2005 and early 2006, and ensure that Lilly continues to supply us with Vancocin until at least September 30, 2006. That date will be extended to a later date if the third party supply chain is not qualified by September 30, 2006. If Lilly supplies to us the full amount of increased product volume, we will pay Lilly up to $4.5 million in addition to the original contract price for those additional units. These additional payments will increase our cost of sales for these specific units.

Cytomegalovirus and GlaxoSmithKline

In August 2003, we entered into a license agreement with GSK under which we acquired worldwide rights (excluding Japan) to an antiviral compound, maribavir, for the treatment of CMV disease. Maribavir is a benzimidazole compound that was in development by GSK for the treatment of CMV retinitis in HIV positive patients. We initiated a dose-ranging Phase 2 clinical trial with maribavir for the prevention of CMV infections in allogeneic stem cell / bone marrow transplant patients in July 2004.

Under the terms of the agreement, we have exclusive worldwide rights (excluding Japan) to develop and commercialize maribavir for the prevention and treatment of cytomegalovirus infections related to transplant (including solid organ and hematopoietic stem cell / bone marrow transplantation), congenital transmission, and in patients with HIV infection. The patents covering maribavir expire in 2015. We paid GSK a $3.5 million up-front cash licensing fee and will pay additional milestone payments based upon defined clinical development and regulatory events. We also will pay royalties to GSK and its licensor on product sales in the U.S. and rest of world (excluding Japan). We will be dependent on GSK to prosecute and maintain the patents related to maribavir, and to file any applications for patent term extension. We also may be dependent on GSK to protect such patent rights. We have the right to sublicense our rights under the agreement, which under certain circumstances requires consent from GSK. Our agreement with GSK terminates when we are no longer obligated to pay royalties to GSK on sales of products developed under the agreement.

Hepatitis C and Wyeth

In December 1999, we entered into a collaboration and license agreement with Wyeth (formerly American Home Products Corporation) to jointly develop products for use in treating hepatitis C due to the hepatitis C virus in humans. Under the agreement, we licensed to Wyeth worldwide rights under certain patents and know-how owned by us or created under the agreement. We have the right to co-promote these products in the U.S. and Canada and Wyeth will promote the products elsewhere in the world. Wyeth has the right to manufacture any commercial products developed under the agreement.

In June 2003, we amended our collaboration agreement with Wyeth to, among other things, focus the parties’ activity on one target, to allocate more of the collaboration’s pre-development efforts to us (subject to our cost sharing arrangement with Wyeth for this work), and to clarify certain of the reconciliation and reimbursement provisions of the collaboration agreement. In addition, under the amended agreement both companies are permitted to work outside the collaboration on screening against targets other than the target being addressed together under the collaboration. In connection with our restructuring in January 2004, we agreed with Wyeth to cease screening compounds against HCV under the collaboration. During the term of the agreement, the two parties will work exclusively with each other on any promising compounds against the collaboration’s HCV target.

Wyeth paid us $5.0 million on the effective date of the original agreement, and is obligated to make milestone payments to us, and purchase additional shares of our common stock at a premium to the market price, upon the achievement of certain development milestones. Through December 31, 2004, Wyeth has purchased an aggregate of 200,993 shares of our common stock for $6.0 million upon the achievement of two milestones. The remaining milestone events generally include successful completion of steps in the clinical development of an HCV product and the submission for, and receipt of, marketing approval for the product in the U.S. and abroad. These milestones, however, may never be attained. Wyeth will provide significant financial support for the development of HCV therapeutic compounds developed under the agreement.

Until the expiration or termination of the agreement, any profits from the sale of products developed under the agreement and sold in the U.S. and Canada will be shared equally between us and Wyeth, subject to adjustment under certain circumstances. For sales of these products outside the U.S. and Canada, Wyeth will make royalty payments to us. These royalty payments will be reduced upon the expiration of the last of our patents covering those products.

Our agreement with Wyeth terminates, country-by-country, in the U.S. and Canada, if the parties are no longer co-promoting any product developed under the agreement, and outside the U.S. and Canada, when Wyeth is no longer obligated to pay us royalties on sales of products developed under the agreement.

Picornaviruses and Schering-Plough

In November 2004, we entered into a license agreement with Schering-Plough under which Schering-Plough has assumed responsibility for all future development and commercialization of pleconaril in the U.S. and Canada. Schering-Plough paid us an initial license fee of $10.0 million in December 2004 and purchased our inventory of bulk drug substance for an additional $6.0 million in January 2005. We are also eligible to receive up to an additional $65.0 million in milestone payments upon achievement of certain targeted regulatory and commercial events, as well as royalties on Schering-Plough’s sales of intranasal pleconaril in the licensed territories. Schering-Plough paid us an upfront option fee of $3.0 million in November 2003. In August 2004, Schering-Plough exercised its option to enter into a full license agreement with us following its assessment of the product’s performance in characterization studies. Schering-Plough is now responsible for the development and commercialization of the intranasal formulation of pleconaril for the treatment of the common cold. Sanofi-Aventis has exclusive rights to market and sell pleconaril in countries other than the U.S. and Canada.

Picornaviruses and Sanofi-Aventis

In our agreement with Sanofi-Aventis, originally entered into in December 1995 and amended and restated in February 2001, we received exclusive rights under patents owned by Sanofi-Aventis to develop and market all products relating to pleconaril and related compounds for use in picornavirus disease indications in the U.S. and Canada, as well as a right of first refusal for any other indications in the U.S. and Canada. We further amended our agreement with Sanofi-Aventis in November 2003 in connection with our entry into the option agreement with Schering-Plough in respect of intranasal pleconaril. As a result of Schering-Plough’s August 2004 exercise of its option to continue the development and commercialization of pleconaril, the November 2003 amendment provided that, among other things, the royalty rate payable to Sanofi-Aventis was reduced. Pleconaril is covered by one of the licensed U.S. patents, which expires in 2012, and one of the licensed Canadian patents, which expires in 2013. We will be dependent on Sanofi-Aventis to prosecute and maintain certain of these patents, and to file any applications for patent term extension. We also may be dependent on Sanofi-Aventis to protect such patent rights.

Under our agreement with Sanofi-Aventis, until the expiration or termination of the agreement, we must make royalty payments on any sales of products in the U.S. and Canada developed under the agreement, which royalty payments will be reduced upon the expiration of the last patent on pleconaril or any related drug, except for reduced royalty payments on Schering-Plough’s sales of the drug, which extends indefinitely. We are entitled to royalties from Sanofi-Aventis on sales of products by Sanofi-Aventis outside the U.S. and Canada. Sanofi-Aventis will make a milestone payment to us upon submission of pleconaril for regulatory approval in Japan. We are required to pay a portion of these royalties and milestones payable to Schering-Plough under our agreement with them.

Our patent licenses under the amended and restated agreement with Sanofi-Aventis terminate on the later of expiration of the last patent licensed to us under the agreement or ten years following our first sale of a product in the U.S. or Canada containing a compound licensed to us under the agreement, or earlier under certain circumstances. In the event that our rights to use Sanofi-Aventis’s patents and trademarks terminate, under certain circumstances the agreement may restrict our ability to market pleconaril and compete with Sanofi-Aventis. In addition, Sanofi-Aventis has the right to terminate the agreement if we are subject to a change of control that would materially and adversely affect the development, manufacturing and marketing of the products under the agreement. The term automatically renews for successive five-year terms unless either party gives six months’ prior written notice of termination. We also have the right to manufacture, or contract with third parties to manufacture, any drug product derived from the pleconaril drug substance.

Manufacturing

We currently do not have capabilities to manufacture commercial or clinical trial supplies of drugs, and do not intend to develop such capabilities for any product in the near future. Our commercialization plans are to contract with third parties for the manufacture and distribution of our product candidates.

We have entered into a supply agreement with Lilly for the manufacture and supply of the active pharmaceutical ingredient, or API, of Vancocin and the Vancocin finished product for an agreed-upon time period. The process of qualifying a third party supply chain is now ongoing. In November 2005, we amended our manufacturing agreement with Lilly to, among other things, increase the amount of Vancocin that Lilly will supply to us during 2005 and early 2006, and ensure that Lilly continues to supply us with Vancocin until at least September 30, 2006. That date will be extended to a later date if the third party supply chain is not qualified by September 30, 2006. We are negotiating agreements with a supplier of the Vancocin API and with a manufacturer of finished products.

We require in our manufacturing and processing agreements that all third-party contract manufacturers and processors produce drug substance and product in accordance with the FDA’s current Good Manufacturing Practices and all other applicable laws and regulations. We maintain confidentiality agreements with potential and existing manufacturers in order to protect our proprietary rights related to our marketed drug and drug candidates.

For the preparation of compounds for preclinical development and for the manufacture of limited quantities of drug substances for clinical development, we have used both in-house capabilities and the capabilities of our collaborators, and we contract with third-party manufacturers. In the future, we expect to rely solely on third-party manufacturers to manufacture drug substance and final drug products for both clinical development and commercial sale.

Marketing and Sales

We have the exclusive right to market and sell Vancocin in the U.S. and its territories. Vancocin is distributed through wholesalers that sell the product to pharmacies and hospitals. In order to assist in the distribution of Vancocin in the U.S. we engaged Cardinal Health PTS, LLC in January 2005 to manage our warehousing and inventory program and to handle fulfillment of customer orders. Cardinal Health PTS, LLC also provides us with order processing, order fulfillment, shipping, collection and invoicing services related to our product sales. We currently have a limited marketing staff and do not have a sales staff. We do not anticipate developing a sales staff for Vancocin, rather we intend to focus on educational initiatives, thought leader development, physician education, and the targeted education of health professionals by utilizing a small number of medical science liaisons. As of November 1, 2005, we have hired six members of our regional medical scientist team.

Under our agreement with GSK, we have the exclusive right to market and sell maribavir throughout the world (other than Japan). Under our agreement with Wyeth, we have the right to co-promote in the U.S. and Canada hepatitis C products arising from our collaboration. Under our agreement with Schering-Plough, they have the exclusive right to market and sell pleconaril in the U.S. and Canada.

The success and commercialization of our hepatitis C product candidates depend in part on the performance of Wyeth. Schering-Plough has the exclusive right to develop and commercialize pleconaril in the U.S. and Canada, thus the success and commercialization of pleconaril in those territories will depend entirely on the performance of Schering-Plough. If we are successful in acquiring FDA approval of maribavir or any other product candidate that we may acquire as a result of our business development efforts, we will need to build a commercial capability. There is no assurance that our marketing efforts for Vancocin will be successful, that any of our collaboration partners will be successful in commercializing the products that we have licensed to them, that our partners will adequately perform their obligations as expected, or that any revenue would be derived from such arrangements. In addition, there is no assurance that we will be able to build our own commercial organization.

Patents and Proprietary Technology

We believe that patent protection and trade secret protection are important to our business and that our future will depend, in part, on our ability to maintain our technology licenses, maintain trade secret protection, obtain patents and operate without infringing the proprietary rights of others both in the U.S. and abroad. The last core patent protecting Vancocin expired in 1996. In order to continue to obtain commercial benefits from Vancocin, we will rely on product manufacturing trade secrets, know-how and related non-patent intellectual property. We own two issued U.S. patents covering Vancocin related technology. We currently have received one issued U.S. patent describing methods for treating pestivirus disease (a disease caused by viruses related to HCV) and related technology. We have one issued U.S. patent and two non-U.S. patents describing compounds, compositions and methods for treating respiratory syncytial virus (RSV) diseases. We have two pending U.S. patent applications describing compounds, compositions and methods of treating and preventing picornavirus disease and one pending U.S. patent application covering methods of reducing rhinovirus contagion. We have four U.S. patent applications that we co-own with Wyeth describing compounds and methods for treating hepatitis C and related virus diseases, as well as compounds active against pestivirus diseases. We have two U.S. patent applications describing compounds, compositions and methods for treating respiratory syncytial virus (RSV) diseases. We also have filed related patent applications under the Patent Cooperation Treaty (PCT) as well as other non-U.S. national and/or regional patent applications. These patent applications describe compounds and methods for treating hepatitis C and related virus diseases, pestivirus diseases, RSV diseases and rotavirus and technology, compositions and methods for identifying inhibitors of HCV and related technology. We intend to seek patent protection on these inventions in countries having significant market potential around the world on the basis of our PCT and related foreign filings.

As patent applications in the U.S. are maintained in secrecy until patents are issued (unless earlier publication is required under applicable law or in connection with patents filed under the PCT) and as publication of discoveries in the scientific or patent literature often lags behind the actual discoveries, we cannot be certain that we or our licensors were the first to make the inventions described in each of these pending patent applications or that we or our licensors were the first to file patent applications for such inventions. Furthermore, the patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions, and, therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents or their enforceability cannot be predicted. We cannot be sure that any patents will issue from any of these patent applications or, should any patents issue, that we will be provided with adequate protection against potentially competitive products. Furthermore, we cannot be sure that should patents issue, they will be of commercial value to us, or that private parties, including competitors, will not successfully challenge these patents or circumvent our patent position in the U.S. or abroad. In the absence of adequate patent protection, our business may be adversely affected by competitors who develop comparable technology or products.

Pursuant to the terms of the Uruguay Round Agreements Act, patents filed on or after June 8, 1995 have a term of twenty years from the date of filing, irrespective of the period of time it may take for the patent to ultimately issue. This may shorten the period of patent protection afforded to our products as patent applications in the biopharmaceutical sector often take considerable time to issue. Under the Drug Price Competition and Patent Term Restoration Act of 1984, a sponsor may obtain marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or if new clinical studies were used to support the marketing application for the drug. Pursuant to the FDA Modernization Act of 1997, this period of exclusivity can be extended if the applicant performs certain studies in pediatric patients. This marketing exclusivity prevents a third party from obtaining FDA approval for a similar or identical drug under an Abbreviated New Drug Application or a “505(b)(2)” New Drug Application.

The Drug Price Competition and Patent Term Restoration Act of 1984 also allows a patent owner to obtain an extension of applicable patent terms for a period equal to one-half the period of time elapsed between the filing of an Investigational New Drug Application, or IND, and the filing of the corresponding New Drug Application, or NDA, plus the period of time between the filing of the NDA and FDA approval, with a five year maximum patent extension. We cannot be sure that we will be able to take advantage of either the patent term extension or marketing exclusivity provisions of this law.

In order to protect the confidentiality of our technology, including trade secrets and know-how and other proprietary technical and business information, we require all of our employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the use or disclosure of confidential information. The agreements also oblige our employees, and to the extent practicable, our consultants, advisors and collaborators, to assign to us ideas, developments, discoveries and inventions made by such persons in connection with their work with us. We cannot be sure that these agreements will maintain confidentiality, will prevent disclosure, or will protect our proprietary information or intellectual property, or that others will not independently develop substantially equivalent proprietary information or intellectual property.

The pharmaceutical industry is highly competitive and patents have been applied for by, and issued to, other parties relating to products competitive with those being developed by us. Therefore, our product candidates may give rise to claims that they infringe the patents or proprietary rights of other parties existing now and in the future. Furthermore, to the extent that we, or our consultants or research collaborators, use intellectual property owned by others in work performed for us, disputes may also arise as to the rights in such intellectual property or in related or resulting know-how and inventions. An adverse claim could subject us to significant liabilities to such other parties and/or require disputed rights to be licensed from such other parties. A license required under any such patents or proprietary rights may not be available to us, or may not be available on acceptable terms. If we do not obtain such licenses, we may encounter delays in product market introductions, or may find that we are prevented from the development, manufacture or sale of products requiring such licenses. In addition, we could incur substantial costs in defending ourselves in legal proceedings instituted before the U.S. Patent and Trademark Office or in a suit brought against us by a private party based on such patents or proprietary rights, or in a suit by us asserting our patent or proprietary rights against another party, even if the outcome is not adverse to us.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements on the clinical development, manufacture, distribution and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, processing, quality control, safety, effectiveness, labeling, packaging, storage, handling, distribution, record keeping, approval, advertising, and promotion of our products. All of our products will require regulatory approval before commercialization. In particular, therapeutic products for human use are subject to rigorous preclinical and clinical testing and other requirements of the Federal Food, Drug, and Cosmetic Act, implemented by the FDA, as well as similar statutory and regulatory requirements of foreign countries. Obtaining these marketing approvals and subsequently complying with ongoing statutory and regulatory requirements is costly and time consuming. Any failure by us or our collaborators, licensors or licensees to obtain or maintain, or any delay in obtaining, regulatory approval or in complying with other requirements, could adversely affect the commercialization of products then being developed by us and our ability to receive product or royalty revenues.

The steps required before a new drug product may be distributed commercially in the U.S. generally include:

•	conducting appropriate preclinical laboratory evaluations of the product’s chemistry, formulation and stability, and animal studies to assess the potential safety and efficacy of the product;

•	submission to the FDA of an Investigational New Drug Application (IND), including the results of preclinical evaluations and tests, along with manufacturing information and analytical data;

•	obtaining approval of Institutional Review Boards, or IRBs, to introduce the drug into humans in clinical studies;

•	conducting adequate and well-controlled human clinical trials that establish the safety and efficacy of the drug product candidate for the intended use, typically in the following three sequential, or slightly overlapping stages:

•	Phase 1: The drug is initially introduced into healthy human subjects or patients and tested for safety, dose tolerance, absorption, metabolism, distribution, excretion and evidence of biological activity;

•	Phase 2: The drug is studied in controlled, exploratory therapeutic trials in a limited number of patients to identify possible adverse effects and safety risks, to determine dose tolerance and the optimal effective dosage, and to collect initial efficacy data of the product for specific targeted diseases or medical conditions;

•	Phase 3: The drug is studied in an expanded, controlled patient population at multiple clinical study sites to demonstrate efficacy and safety at the optimized dose by measuring a primary endpoint established at the outset of the study;

•	submitting the results of preliminary research, preclinical studies, and clinical studies as well as chemistry, manufacturing and controls information and patent certification information on the drug to the FDA in a NDA;

•	undergoing a successful FDA pre-approval inspection prior to approval of an NDA; and

•	obtaining FDA approval of the NDA prior to any commercial sale or shipment of the drug product.

This process can take a number of years and typically requires substantial financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all. The results of preclinical studies and initial clinical trials are not necessarily predictive of the results from large-scale clinical trials, and all clinical trials may be subject to additional costs, delays or modifications due to a number of factors, including the difficulty in obtaining enough patients, clinical investigators, drug supply, or financial support, or because of unforeseen adverse effects. In addition, an independent IRB at each clinical site proposing to conduct the clinical trials must review and approve each study protocol and oversee the conduct of the trial. The FDA may also raise questions about the conduct of the trials as outlined in the IND and impose a clinical hold on the trial. If a clinical hold is imposed, all of FDA’s concerns must be resolved before the trial may begin again. Preclinical and clinical studies may take several years to complete, and there is no guarantee that an IND we submit on the based on such studies will become effective within any specific time period, if at all.

The FDA has issued regulations intended to accelerate the approval process for the development, evaluation and marketing of new therapeutic products intended to treat life-threatening or severely debilitating diseases, especially where no alternative therapies exist. If applicable, these provisions may shorten the traditional product development process in the U.S. Similarly, products that represent a substantial improvement over existing therapies may be eligible for priority review with a target review and FDA approval time of six months. Nonetheless, even if a product is eligible for these programs, or for priority review, approval may be denied or delayed by the FDA or additional trials may be required. As a condition of approval FDA also can require further testing of the product and monitoring of the effect of commercialized products, and the Agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Upon approval, a drug product may be marketed only in those dosage forms and for those indications approved in the NDA.

Any products manufactured or distributed by us pursuant to FDA approval are subject to extensive continuing post-approval regulation by the FDA, including record-keeping requirements, obligations to investigate, analyze and report adverse experiences, and restrictions on advertising and promotional activities. In addition to continued compliance with standard regulatory requirements, the FDA also may require post-marketing testing and surveillance to monitor the safety and efficacy of the marketed product. Results of post-marketing studies may limit or expand the further marketing of the products. If we propose any modifications to a product, including changes in indication, manufacturing process, manufacturing facility or labeling, we may need to submit a NDA supplement to the FDA, and will not be able to commercialize any product with these modifications until FDA approval is received. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product are discovered following approval.

In addition to obtaining FDA approval for each indication to be treated with each product, each domestic drug product manufacturing establishment must register with the FDA, list its drug products with the FDA, comply with current Good Manufacturing Practices (cGMPs) and undergo periodic inspections by the FDA.

In complying with the FDA’s cGMP requirements, manufacturers must continue to spend time, money and effort in production, recordkeeping, quality control, and auditing to ensure that the marketed product meets applicable specifications and other requirements. The FDA periodically inspects drug product manufacturing facilities to ensure compliance with cGMPs. Failure to comply with FDA requirements, including cGMPs, subjects the manufacturer to possible FDA enforcement action, such as untitled letters, Warning Letters, suspension of manufacturing operations, seizure of the product, voluntary or mandatory recall of a product, injunctive action, consent agreements or suspension or revocation of product approval, as well as possible civil and criminal penalties. We currently rely on, and intend to continue to rely on, third parties to manufacture our compounds and products. Such third parties will be required to comply with FDA requirements, including cGMPs. We cannot be certain that we, or our present or future suppliers or third-party manufacturers, will be able to comply with all FDA regulatory requirements, and potential consequences of non-compliance could have a material adverse impact on our business.

Products manufactured in the U.S. for distribution abroad will be subject to FDA regulations regarding export, as well as to the requirements of the country to which they are shipped. These latter requirements are likely to cover the conduct of clinical trials, the submission of marketing applications, and all aspects of product manufacture and marketing. Such requirements can vary significantly from country to country. As part of our strategic relationships, our collaborators may be responsible for the foreign regulatory approval process of our products, although we may be legally liable for noncompliance. Foreign establishments manufacturing drug products for distribution in the U.S. also must list their products with the FDA and comply with cGMPs. They also are subject to periodic inspection by the FDA or by local authorities under agreement with the FDA.

The FDA’s laws, regulations and policies may change, and additional governmental regulations or requirements may be enacted that could delay, limit or restrict, or prevent regulatory approval of our products or affect our ability to test, manufacture, market, or distribute our products following approval.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act (MMA) was signed into law and provides outpatient prescription drug coverage to eligible Medicare beneficiaries. The MMA established an interim prescription drug discount card program in June 2004 which allowed Medicare beneficiaries to obtain a Medicare endorsed, drug-discount card from prescription drug card sponsors, including pharmacy benefit management companies, wholesale or retail pharmacy delivery systems, insurers, and Medicare Advantage plans. The primary prescription drug benefit under the MMA, the new Medicare Part D coverage, is scheduled to begin January 2006. The new Part D prescription drug benefit will be administered regionally through Medicare-approved insurance plans. The legislation allows for the importation of prescription drugs from Canada, but only if the Secretary of the U.S. Department of Health and Human Services certifies to Congress that such importation would pose no additional risk to the public’s health and safety and would result in significant reduction in the cost to customers, which the Secretary thus far has not done. There can be no assurance that this certification requirement will be maintained in future legislation or that the certification will continue to be withheld. Prior to the MMA, federal law would have permitted importation of medicines into the U.S. from a considerably larger group of developed countries, provided the U.S. Health and Human Services Department made the same safety and cost-savings certifications. We cannot predict the potential impact that the MMA will have on our business, because it is not clear how the law will be implemented by regulators or received by consumers and physicians. While the overall usage of pharmaceuticals may increase as the result of the expanded access to prescription drugs afforded under Medicare Part D, this may be offset by reduced pharmaceutical prices resulting from limited coverage of particular products in a therapeutic category and the enhanced purchasing power of the Medicare Part D plan sponsors. The impact could also be negative over the intermediate and longer term for our business generally as greater federal involvement and budget constraints may increase the likelihood of pricing pressures or controls in the future.

Federal and state governments also have pursued direct methods to reduce the cost of drugs for which they pay. We participate in state government-managed Medicaid programs as well as certain other qualifying federal and state government programs whereby discounts and mandatory rebates are provided to participating state and local government entities. We also participate in other programs with government entities, the most significant of which are the U.S. Department of Defense and the U.S. Department of Veterans Affairs. These entities receive minimum discounts based off a defined “non-federal average manufacturer price” for purchases. Additional programs in which we participate provide mandatory discounts for outpatient medicines purchased by certain Public Health Service entities and “disproportionate share” hospitals (hospitals meeting certain criteria regarding the percentage of needy population served).

Our operations are also subject to federal and state anti-kickback laws. Certain provisions of the Social Security Act prohibit entities such as us from knowingly and willingly offering, paying, soliciting or receiving any form of remuneration (including any kickbacks, bribe or rebate) in return for the referral of items or services for which payment may be made under a federal health care program, or in return for the recommendation, arrangement, purchase, lease or order of items or services for which payment may be made under a federal health care program. Violation of the federal anti-kickback law is a felony, punishable by criminal fines and imprisonment for up to five years or both. In addition, the Department of Health and Human Services may impose civil penalties and exclude violators from participation in federal health care programs such as Medicare and Medicaid. Many states have adopted similar prohibitions against payments intended to induce referrals of products or services paid by Medicaid or other third party payors. Several states have also enacted laws requiring recordkeeping and reporting of gifts and other value given to healthcare providers. Because of the far-reaching nature of these laws, there can be no assurance that the occurrence of one or more violations of these laws would not result in a material adverse effect on our business, financial condition and results of operations.

We are also subject to various federal, state and local laws, rules, regulations and policies relating to safe working conditions, clinical, laboratory and manufacturing practices, environmental protection, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, previously used in connection with our research work. Although we believe that our safety procedures for handling and disposing of such materials comply with current federal, state and local laws, rules, regulations and policies, the risk of accidental injury or contamination from these materials cannot be entirely eliminated. We may also incur significant costs to comply with such laws and regulations now and in the future, and the failure to comply may have a material adverse impact on our business.

Moreover, we anticipate that Congress, state legislatures and the private sector will continue to review and assess controls on health care spending. Any such proposed or actual changes could cause us or our collaborators to limit or eliminate spending on development projects and may otherwise affect us. We cannot predict the likelihood, nature, or extent of adverse governmental regulation that might result from future legislative or administrative action, either in the U.S. or abroad. Additionally, in both domestic and foreign markets, sales of our proposed products will depend, in part, upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. Significant uncertainty often exists as to the reimbursement status of newly approved health care products. In addition, third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. There can be no assurance that our proposed products will be considered cost-effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development.

Competition

Stem cell / bone marrow and solid organ transplant patients at risk for CMV infection or with active CMV disease are most likely to receive ganciclovir or valganciclovir (prodrug of ganciclovir), each of which were developed and are marketed by F. Hoffmann-La Roche. Ganciclovir and valganciclovir are associated with the adverse effect of neutropenia, which may limit their use in certain patients. Foscarnet (AstraZeneca) and cidofvir (Gilead Sciences) may also be used to treat active CMV infections in certain patient populations such as neutropenic patients, patients with ganciclovir-resistant CMV infection, or patients for whom ganciclovir is otherwise contraindicated. However, use of either foscarnet or cidofovir is limited by the side effect of renal impairment. Valaciclovir, a broad-spectrum antiviral agent marketed in several countries, is used for the prevention of CMV infection in some patients. Additionally, we believe that there is at least one vaccine product in early-phase clinical trials and that there are several preclinical drug development initiatives targeted for this indication.

The most commonly used treatment for HCV are alfa-interferon products, alone or in combination with ribavirin. There are a number of products in clinical development including immunomodulators and specific inhibitors of HCV, making this a highly competitive field of clinical research.

In addition to approved products, other companies are developing treatments for viral diseases, including compounds in preclinical and clinical development for CMV, HCV and rhinovirus infections. These companies include both public and private entities, including well-known, large pharmaceutical companies, chemical companies, biotechnology companies and research institutions. Several other companies, are developing compounds to treat hepatitis C. Pfizer, Inc. may be developing a compound to treat infections caused by rhinoviruses, which are viruses included in the picornavirus family. Developments by these or other entities may render our products under development non-competitive or obsolete. Our ability to compete successfully will be based on our ability to:

•	develop proprietary products;

•	attract and retain scientific personnel;

•	obtain patent or other protection for our products;

•	obtain required regulatory approvals; and

•	manufacture and successfully market our products either alone or through outside parties.

We intend to evaluate in-licensing or other opportunities to acquire products in clinical development, or those that are currently on the market but are under-promoted or not currently promoted. We plan to seek products for diseases treated by physician specialists and in hospital settings to complement the markets that we hope our CMV and HCV programs will serve or in which Vancocin is prescribed. We will face intense competition in acquiring products to expand our product portfolio. Many of the companies and institutions that we will compete with in acquiring products to expand our product portfolio have substantially greater capital resources, research and development staffs and facilities than we have.

Many of our competitors have substantially greater financial, research and development, manufacturing, marketing and human resources and greater experience in product discovery, development, clinical trial management, FDA regulatory review, manufacturing and marketing than we do.

Employees

As of November 1, 2005, we had 45 employees and we are currently seeking to fill certain additional positions. A significant number of our management and professional employees have had prior experience with pharmaceutical, biotechnology or medical products companies. None of our employees is covered by collective bargaining agreements. We believe that we have been successful in attracting skilled and experienced personnel; however, competition for such personnel is intense. We believe that our relations with our employees are good.

Facilities

We currently lease 33,000 square feet in a facility located in Exton, Pennsylvania for our corporate and development activities under an operating lease expiring in 2017.

Legal Proceedings

We are currently not involved in any material litigation.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our executive officers and directors as of the date of this prospectus supplement:

Name	Age	Position
Michel de Rosen	54	President, Chief Executive Officer and Chairman of the Board of Directors
Colin Broom, M.D.	50	Vice President, Chief Scientific Officer
Thomas F. Doyle	45	Vice President, General Counsel and Secretary
Vincent J. Milano	42	Vice President, Chief Financial Officer and Treasurer
Joshua M. Tarnoff	42	Vice President, Chief Commercial Officer
Frank Baldino	53	Director
Paul A. Brooke	59	Director
William D. Claypool, M.D.	55	Director
Michael R. Dougherty	47	Director
Robert J. Glaser	53	Director

Executive Officers

Michel de Rosen has served as our Chairman of the Board of Directors since September 2002, President and Chief Executive Officer since August 2000, and as a director since May 2000. From 1993 to 1999, Mr. de Rosen held several key positions in Rhone-Poulenc Pharma and Rhone-Poulenc Rorer (now Sanofi-Aventis), including Chief Executive Officer from May 1995 until December 1999, and Chairman and CEO from 1996 to 1999. Mr. de Rosen began his career at the French Ministry of Finance and subsequently served in several leading government positions. Mr. de Rosen also served in various executive roles in industry prior to 1993. Mr. de Rosen holds a MBA from the Ecole des Hautes Etudes Commerciales in France. Mr. de Rosen also is a director of ABB Ltd.

Colin Broom, M.D. has served as Vice President, Chief Scientific Officer of ViroPharma since May 2004. From 2000 until December 2003, Dr. Broom served as Vice President of Clinical Development and Medical Affairs, Europe, for Amgen Inc. From 1998 to 1999, Dr. Broom served as Senior Vice President of Global Clinical Development for Hoechst Marion Roussel, now Sanofi-Aventis. From 1987 until 1998 Dr. Broom held positions of increasing seniority in clinical pharmacology at SmithKline Beecham in Europe before moving to the U.S. to head global oncology and subsequently becoming Vice President of CNS/GI. From 1984 through 1987, Dr. Broom was a research physician with Glaxo Group Research Ltd. Dr. Broom holds a Bachelor of Science degree in pharmacology from University College London, and a Bachelor of Medicine and Bachelor of Surgery degree from St. George’s Hospital Medical School. Dr. Broom is a Member of the Royal College of Physicians and a Fellow of the Faculty of Pharmaceutical Medicine of the UK Colleges of Physicians.

Thomas F. Doyle has served as Vice President, General Counsel of ViroPharma since November 1997, as Secretary since February 1997 and as Executive Director, Counsel since joining ViroPharma in November 1996. From 1990 until 1996, Mr. Doyle was a corporate attorney with the law firm of Pepper Hamilton LLP. Mr. Doyle received his J.D. from Temple University School of Law. Prior to attending Temple University, Mr. Doyle was a Certified Public Accountant. Mr. Doyle received his B.S. in Accounting from Mt. St. Mary’s College.

Vincent J. Milano has served as Vice President, Chief Financial Officer of ViroPharma since November 1997, as Vice President, Finance & Administration since February 1997, as Treasurer since July 1996, and as Executive Director, Finance & Administration from April 1996 until February 1997. From 1985 until 1996, Mr. Milano was with KPMG LLP, independent certified public accountants, where he was Senior Manager since 1991. Mr. Milano received his B.S. in Accounting from Rider College. Mr. Milano also is a director of Verticalnet, Inc.

Joshua M. Tarnoff has served as Vice President, Chief Commercial Officer since January 2004. Prior to joining ViroPharma, he served as the Senior Marketing Director, Phoenix Business Unit (Established Brands Business Unit), at AstraZeneca Pharmaceuticals. During his tenure, Mr. Tarnoff created the Phoenix Business Unit with responsibility for improving and maximizing AstraZeneca Pharmaceuticals’ established brands portfolio. Prior to AstraZeneca Pharmaceuticals, he held positions of increasing seniority at Astra Merck and Astra Pharmaceuticals, including his service as the Director of Marketing of the Respiratory Therapeutics Area and similar roles in the Cardiovascular Therapeutic Area. Mr. Tarnoff holds a Bachelor of Arts degree in biology from LaSalle University.

Non-Management Directors

Frank Baldino, Jr., Ph.D has served as one of our directors since June 1995. Since 1987, he has served as President, Chief Executive Officer and director of Cephalon, Inc., an integrated specialty biopharmaceutical company committed to the discovery, development and marketing of products to treat neurological disorders and cancer. Dr. Baldino is also a director of Pharmacopeia Drug Discovery, Inc.

Paul A. Brooke has served as one of our directors since February 2001. Since June of 2000, Mr. Brooke has been a managing member of PMSV Holdings LLC, a venture partner of MPM Capital and an advisory director of Morgan Stanley & Co. He was a managing director at Tiger Management LLC from April 1999 to May 2000. Mr. Brooke was a managing director at Morgan Stanley and was global head of healthcare research and strategy from March 1983 to April 1999. Mr. Brooke also is a director of WebMD.com and Incyte Corporation.

William D. Claypool, M.D. has served as one of our directors since December 2003. Dr. Claypool serves as Chief Executive Officer and Chairman of the Board of Phoenix Data Systems, Inc. Dr. Claypool has been at Phoenix Data Systems since June 2001. From January 2001 to June 2001, he served as President and CEO of The GI Company. From 1991 to 2001 Dr. Claypool held a number of management positions with SmithKline Beecham Pharmaceuticals, serving from November 1998 to December 2000 as Senior Vice President and Director of Worldwide Clinical Development and Medical Affairs. Dr. Claypool received his medical degree from the University of Connecticut School of Medicine.

Michael R. Dougherty has served as one of our directors since January 2004. Mr. Dougherty is Senior Vice President, Chief Operating Officer of Adolor Corporation, a biopharmaceutical company committed to the development of novel analgesics and other related therapeutics. Mr. Dougherty joined Adolor in November 2002 as its Senior Vice President of Commercial Operations. From November 2000 to November 2002, Mr. Dougherty was President and Chief Operating Officer of Genomics Collaborative, Inc., a privately held functional genomics company. From March 1995 to November 2000, he served in a variety of senior positions at Magainin Pharmaceuticals, Inc. (now known as Genaera Corporation), including, from August 1998 to November 2000, President and Chief Executive Officer.

Robert J. Glaser has served as one of our directors since August 1997. Currently Mr. Glaser is Sr. Vice President of Medsn, a medical education and e-learning company. During 2004, Mr. Glaser was Executive Vice President of Sales and Marketing of Ancillary Care Management, a healthcare management company. During 2003, Mr. Glaser was Senior Vice President, Caliber Associates. From 2001 to 2002, Mr. Glaser was a consultant to the biotechnology and pharmaceutical industries. From 1998 to 2001, Mr. Glaser was President of the McKesson HBOC Pharmaceutical Services division of McKesson HBOC. He was President and Chief Operating Officer of Ostex International from 1996 to 1997. Mr Glaser was Senior Vice President of Marketing for Merck U.S. Human Health from 1994 to 1996, Vice President of Marketing from 1993 to 1994 and Vice President of Merck’s Vaccine Division from 1991 to 1993.

Board Composition

Our board of directors currently consists of six directors. The board consists of three classes of directors, with each director serving a three-year term. One class of directors is elected at the annual meeting of stockholders each year. Each class of directors elected at the annual meeting will serve until the following annual meeting of stockholders and until such director’s successor has been elected and qualified, except if the director resigns, is removed or dies before such time. Each of the members of the board of directors is independent as defined under Nasdaq and SEC rules, other than Mr. de Rosen who is our Chief Executive Officer.

Board Committees

The standing committees of our board of directors include the Compensation Committee, the Audit Committee and the Nominating Committee.

Compensation Committee

The Compensation Committee’s responsibilities include: (i) overseeing our incentive compensation plans and equity-based plans, (ii) annually reviewing and approving the salary of our Chief Executive Officer and other executive officers, and (iii) annually establishing the parameters for the compensation of all other employees. The current members of the compensation committee are Mr. Glaser (chairman) and Dr. Claypool.

Audit Committee

The Audit Committee’s responsibilities include: (i) reviewing the independence, qualifications, services, fees, and performance of the independent registered public accounting firm; (ii) appointing, replacing and discharging the independent registered public accounting firm, (iii) pre-approving the professional services provided by the independent registered public accounting firm; (iv) reviewing the scope of the annual audit and reports and recommendations submitted by the independent registered public accounting firm; and (v) reviewing our financial reporting and accounting policies, including any significant changes, with management and the independent registered public accounting firm. The current members of the audit committee are Mr. Dougherty (chairman), Dr. Baldino and Mr. Brooke, each of whom meet the definition of an “independent” director under Nasdaq and SEC rules.

Nominating Committee

The Nominating Committee’s responsibilities include (i) reviewing the composition and size of the board; (ii) reviewing and determining the eligibility criteria for board candidates; (iii) assessing the range of skills and expertise of candidates (in consultation with the Chairman of the Board); and (iv) recommending candidates to the board for nomination. All of the directors other than Michel de Rosen (the independent directors) serve on the Nominating Committee.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
Goldman, Sachs & Co	3,600,000
Piper Jaffray & Co.	3,600,000
Lazard Capital Markets LLC	900,000
SG Cowen & Co., LLC	900,000

Total	9,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,350,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,350,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$0.9212	$0.9212
Total	$8,290,800	$9,534,420

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.5528 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.1000 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We, our directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. In addition, this agreement does not apply to an aggregate of up to 190,000 shares of common stock that may be sold by two of our executive officers and one of our directors during this 90-day period.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a)	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not, or would not, if the company were not an authorised person, apply to the company; and

(c)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

Pepper Hamilton LLP, Washington, D.C., will pass upon the validity of the shares of common stock offered hereby. Legal matters relating to this offering will be passed upon for the underwriters by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus supplement does not contain all of the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information pertaining to us and the common stock to be sold in this offering, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part of that registration statement. Statements contained in this prospectus supplement regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement or other document, each statement being qualified in all respects by that reference.

You may read and copy all or any portion of the registration statement and the exhibits at the Securities and Exchange Commission’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplication fee, by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Securities and Exchange Commission’s public reference rooms. In addition, the Securities and Exchange

Commission maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance with those requirements, file periodic reports, proxy and information statements and other information with the Securities and Exchange Commission. These periodic reports, proxy and information statements and other information are available on our web site, http: //www.viropharma.com, and are available for inspection and copying at the public reference facilities and Securities and Exchange Commission’s website referred to above.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the following documents we have filed, or may file, with the Securities and Exchange Commission:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	Our Current Report on Form 8-K filed on March 15, 2005;

•	Our Current Report filed on Form 8-K filed on March 29, 2005;

•	Our Definitive Proxy Statement filed March 31, 2005,

•	Our Current Report on Form 8-K filed on April 6, 2005;

•	Our Current Report on Form 8-K filed on April 8, 2005;

•	Our Current Report on Form 8-K filed on May 3, 2005;

•	Our Quarterly Report on Form 10-Q filed on May 5, 2005;

•	Our Current Report on Form 8-K filed on May 10, 2005;

•	Our Current Report on Form 8-K filed on May 24, 2005;

•	Our Current Report on Form 8-K filed on May 31, 2005;

•	Our Current Report on Form 8-K filed on June 1, 2005;

•	Our Current Report on Form 8-K filed on June 7, 2005;

•	Our Current Report on Form 8-K filed on June 13, 2005;

•	Our Current Report on Form 8-K filed on June 15, 2005;

•	Our Current Report on Form 8-K filed on June 20, 2005;

•	Our Current Report on Form 8-K filed on June 29, 2005;

•	Our Current Report on Form 8-K filed on July 6, 2005;

•	Our Current Report on Form 8-K filed on July 13, 2005;

•	Our Quarterly Report on Form 10-Q filed on August 4, 2005;

•	Our Current Report on Form 8-K filed on August 15, 2005;

•	Our Current Report on Form 8-K filed on November 3, 2005;

•	Our Quarterly Report on Form 10-Q filed on November 8, 2005;

•	Item 8.01 of our Current Report on Form 8-K filed on November 29, 2005;

•	Our Current Report on Form 8-K filed on December 1, 2005;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on September 21, 1998 under Section 12(b) of the Exchange Act; and

•	All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of this offering.

Any statement contained in a document that is incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or replaces such statement. Any statement so modified or superseded shall not be deemed a part of this prospectus supplement except as so modified or superseded.

If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. We will provide such documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to Thomas F. Doyle, Vice President and General Counsel, ViroPharma Incorporated, 397 Eagleview Boulevard, Exton, PA 19341, (610) 458-7300.

PROSPECTUS

VIROPHARMA INCORPORATED

$300,000,000	2,441,295
Common Stock Preferred Stock Debt Securities Warrants	shares of Common Stock

We may sell from time to time in one or more offerings, together or separately:

•	Common Stock

•	Preferred Stock

•	Debt Securities

•	Warrants to purchase any of the securities listed above

in one or more series or issuances and their total offering price, in the aggregate, will not exceed $300,000,000. We will provide the specific terms of any securities we actually offer for sale in supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. The net proceeds we expect to receive from such sales will be set forth in a prospectus supplement.

In addition, the selling stockholders who are identified in this prospectus may offer and sell, from time to time, up to 2,441,295 shares of our common stock offered by them under this prospectus. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

Our common stock is listed on the Nasdaq National Market under the symbol “VPHM”. On October 8, 2001, the reported last sale price of our common stock on the Nasdaq National Market was $28.57 per share.

Our principal offices are located at 405 Eagleview Boulevard, Exton, Pennsylvania 19341 and our telephone number is (610) 458-7300.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE “ RISK FACTORS” BEGINNING ON PAGE 2 OF THIS PROSPECTUS BEFORE YOU DECIDE TO INVEST.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 19, 2001

i

WHO WE ARE

We are a pharmaceutical company dedicated to the commercialization, development and discovery of new antiviral medicines. We have focused our current product development and discovery activities on a number of ribonucleic acid, or RNA, virus diseases, including:

•	viral respiratory infection, or VRI, often referred to as the common cold;

•	hepatitis C; and

•	respiratory syncytial virus disease, or RSV disease, a viral infection that often causes pneumonia and bronchiolitis.

In March 2001, we announced the preliminary analysis of data from our two pivotal clinical studies of our lead product candidate, Picovir™ (pleconaril). Picovir™ is a proprietary, orally administered medicine which has been demonstrated in vitro to inhibit picornavirus replication by disrupting several stages of the virus infection cycle. Picornaviruses are RNA viruses that are responsible for a significant portion of all human viral disease. In July 2001, we filed with the U.S. Food and Drug Administration, or the FDA, a New Drug Application, or NDA, for clearance to market Picovir™ for the treatment of VRI in adults.

In September 2001, we entered into a copromotion and codevelopment agreement with Aventis Pharmaceuticals, Inc., the North American pharmaceutical subsidiary of Aventis S.A. for Picovir™. The purpose of the agreement is to establish a collaboration between us and Aventis to co-promote and co-develop Picovir™ in the United States.

We commenced a Phase II clinical program with our hepatitis C product candidate in collaboration with American Home Products Corporation in November 2000, and a Phase I clinical program with our RSV product candidate in October 2000. We have additional proprietary compounds in research for the treatment of hepatitis C and RSV disease.

We believe that our antiviral drug discovery and development technologies and expertise have potential applicability to a broad range of diseases caused by RNA viruses. RNA viruses are responsible for the majority of human viral diseases, causing illnesses ranging from acute and chronic ailments to fatal infections.

We were incorporated in Delaware in September 1994 and commenced operations in December 1994. Our executive offices and research facility are located at 405 Eagleview Boulevard, Exton, PA 19341, our telephone number is 610-458-7300 and our website is at http://www.viropharma.com. Information contained on our website is not incorporated into this registration statement.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Regulatory risks

We are heavily dependant on the commercial success of our lead product candidate, Picovir™, which may never be approved for commercial use and if we are unable to commercialize Picovir™, our ability to generate revenues and achieve profitability will be delayed.

We have invested a significant portion of our time and financial resources since our inception in the development of Picovir™ (pleconaril), and anticipate that for the foreseeable future our ability to achieve profitability will be solely dependent on its successful commercialization. In March 2001, we announced the preliminary analysis of the results from two Phase III clinical trials of Picovir™ for viral respiratory infection due to picornaviruses in adults. In July 2001, we filed an NDA with the FDA for clearance to market Picovir™ for treatment of VRI in adults. If our NDA for Picovir™ is not approved by FDA, our ability to achieve profitability will be delayed and our stock price will be materially and adversely affected. Many factors could negatively affect the success of our efforts to develop and commercialize Picovir™, including:

•	an inability to obtain, or delay in obtaining, regulatory approval for the commercialization of Picovir™;

•	significant delays in completing clinical trials for indications other than adult VRI and analyzing the results of those trials;

•	significant increases in the costs of our clinical trials;

•	negative, inconclusive or otherwise unfavorable results from our clinical trials for indications other than adult VRI;

•	an inability to obtain, or delay in obtaining, regulatory approval for the use of the name Picovir™ as the brand name for pleconaril;

•	an inability to enter into, or a delay in entering into, additional agreements with third parties for the manufacture of Picovir™ in commercial quantities on acceptable terms, or at all;

•	an inability to manufacture acceptable validation batches of Picovir™, or to manufacture Picovir™ in commercial quantities at acceptable cost; and

•	a failure to achieve market acceptance of Picovir™ or inability to sell Picovir™ at a favorable price.

None of our product candidates is approved for commercial use and if our product candidates do not receive regulatory approval, or if we are unable to maintain regulatory compliance, we will be limited in our ability to commercialize these products and may never achieve profitability.

We have not received regulatory approval to commercialize Picovir™ or any of our other product candidates. In July 2001, we submitted an NDA with the FDA for clearance to market Picovir™ for treatment of VRI in adults. According to the published performance goals and procedures of the FDA Center for Drug Evaluation and Research, the goal of the FDA is to complete standard reviews on NDA submissions in 2001 within 12 months.

We will need to complete preclinical and clinical testing of each of our other product candidates before submitting marketing applications. Negative, inconclusive or inconsistent clinical trial results could prevent regulatory approval, increase the cost and timing of regulatory approval or cause us to perform additional studies or to file for a narrower indication than we currently plan. The FDA recently enacted new regulations requiring the development and submission of pediatric use data for new drug products. Our failure to obtain this data, or to obtain a deferral of, or exemption from, this requirement could adversely affect our chances of receiving regulatory approval, or could result in regulatory or legal enforcement actions.

The development of any of our product candidates is subject to many risks, including the risk that:

•	the product candidate is found to be ineffective or unsafe;

•	the clinical test results for a product candidate delay or prevent regulatory approval;

•	the product candidate cannot be developed into a commercially viable product;

•	the product candidate is difficult or costly to manufacture;

•	the product candidate later is discovered to cause adverse effects that prevent widespread use, require withdrawal from the market, or serve as the basis for product liability claims;

•	third party competitors hold proprietary rights that preclude us from marketing the product; and

•	third party competitors market a more clinically effective or more cost- effective product.

Even if we believe that clinical data demonstrate the safety and efficacy of our product, regulators may disagree with us, which could delay, limit or prevent the approval of our product candidates. As a result, we may not obtain the labeling claims we believe are necessary or desirable for the promotion of those products. In addition, regulatory approval may take longer than we expect as a result of a number of factors, including failure to pursue or qualify for priority review of our application. All statutes and regulations governing the approval of our product candidates are subject to change in the future. These changes may increase the time or cost of regulatory approval, limit approval, or prevent it completely.

Even if we receive regulatory approval for our product candidates, the later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market. Approval of a product candidate may be conditioned upon certain limitations and restrictions as to the drug’s use, or upon the conduct of further studies, and may be subject to continuous review. After approval of a product, we will have significant ongoing regulatory compliance obligations, and if we fail to comply with these requirements, we could be subject to penalties, including:

•	warning letters;

•	fines;

•	product recalls;

•	withdrawal of regulatory approval;

•	operating restrictions;

•	disgorgement of profits;

•	injunctions; and

•	criminal prosecution.

If we are unable to commercialize our products as anticipated, we will not have a source of continuing revenue and we will be unable to achieve profitability.

Our license with Sanofi-Synthelabo makes Sanofi-Synthelabo responsible for seeking regulatory approval for and marketing Picovir™ outside the United States and Canada. If Sanofi-Synthelabo fails to diligently and successfully pursue these activities, we will not receive revenue from royalties on sales of products outside the United States and Canada.

The regulatory process is expensive, time consuming and uncertain and may prevent us from obtaining required approvals for the commercialization of our product candidates.

While we completed two Phase III trials for treatment of VRI due to picornaviruses in adults with our lead candidate, Picovir™, and recently submitted an NDA to the FDA for clearance to market Picovir™, we expect to conduct more studies with Picovir™ in additional patient populations and in other indications. We also have other product candidates for treatment of hepatitis C and RSV disease in clinical development. We must complete significant research and development, laboratory testing, and clinical testing on these product candidates before we submit marketing applications in the United States and abroad. These studies and trials can be very costly and time- consuming. In addition, we rely on third party contract research organizations to perform significant aspects of our studies and clinical trials, introducing additional sources of risk into our program.

The rate of completion of clinical trials depends upon many factors, including the rate of enrollment of patients. The acute nature of our disease targets, the fact that some of these diseases have peak incidence rates during certain times of the year, and the difficulties in anticipating where disease outbreaks will occur, may affect patient enrollment in our clinical trials. If we are unable to accrue sufficient clinical patients during the appropriate period, we may need to delay our clinical trials and incur significant additional costs. In addition FDA or Institutional Review Boards may require us to delay, restrict, or discontinue our clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. We may desire or be required to conduct additional clinical trials of Picovir™ prior to commercialization. In addition, we may be unable to submit an NDA to the FDA within the timeframe we currently expect. Once an NDA is submitted, an NDA must be approved by FDA before we can commercialize the product described in the application.

The cost of human clinical trials varies dramatically based on a number of factors, including:

•	the order and timing of clinical indications pursued;

•	the extent of development and financial support from corporate collaborators;

•	the number of patients required for enrollment;

•	the difficulty of obtaining clinical supplies of the product candidate; and

•	the difficulty in obtaining sufficient patient populations and clinicians.

All statutes and regulations governing the conduct of clinical trials are subject to change in the future, which could affect the cost of our clinical trials. Any unanticipated costs or delays in our clinical studies could delay the commercialization of the product and harm our ability to achieve profitability.

Even if we obtain positive preclinical or clinical trial results in initial studies, future clinical trial results may not be similarly positive. As a result, ongoing and contemplated clinical testing, if permitted by governmental authorities, may not demonstrate that a product candidate is safe and effective in the patient population and for the disease indications for which we believe it will be commercially advantageous to market the product. The failure of our clinical trials to demonstrate the safety and efficacy of our desired indications could delay the commercialization of the product and harm our ability to raise capital and achieve profitability.

If we fail to comply with regulatory requirements, or if we experience unanticipated problems with our approved products, our products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval from the FDA, such as Picovir™, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. Later discovery of previously unknown problems with our products or manufacturing processes, or failure to comply with regulatory requirements, may result in the restrictions on such products or manufacturing processes, withdrawal of the products from the market or the imposition of civil or criminal penalties.

Risks relating to our financial results, structure and need for financing

We have a history of losses and our future profitability is uncertain.

We are a development stage company with no current source of product revenue. We have incurred losses in each year since our inception in 1994. As of June 30, 2001, we had an accumulated deficit of approximately $160.5 million. We expect to incur losses at a significantly increasing rate over at least the next several years, primarily due to expected increases in our research and development expenses, further clinical trials of our most advanced product candidate, Picovir™, amounts payable to Picovir™ manufacturers and milestone payments that may be payable under the terms of our agreement with Battelle Memorial Institute in connection with our RSV program. Also, we expect to incur expenses related to our marketing and market research activities for Picovir™, our development of a marketing and sales staff and building the requisite infrastructure, and further research and development related to other product candidates. Our ability to achieve profitability is dependent on a number of factors, including our ability to develop and obtain regulatory approvals for our product candidates, successfully commercialize those product candidates, generate revenues from the sale of products from existing and potential future collaborative agreements and secure contract manufacturing and distribution and logistics services. We do not know when or if we will complete our product development efforts, receive regulatory approval of any of our product candidates or successfully commercialize any approved products. As a result, we are unable to predict the extent of any future losses or the time required to achieve profitability, if at all.

We need substantial additional funding and may not have access to capital. If we are unable to raise capital when needed, we may need to delay, reduce or eliminate research and development programs or our commercialization efforts, which would delay the achievement of profitability.

We will need to raise substantial additional funds to continue our business activities and fund our debt service obligations. We have incurred losses from operations since inception and we expect to incur additional operating losses at a significantly increasing rate over at least the next several years. We expect this increase to result from further research and development activities, further clinical trials, development of marketing and sales capabilities and building the requisite infrastructure, and milestone payments related to our RSV product candidates. We believe we may require additional capital by 2003, however, our actual capital requirements will depend upon numerous factors, including:

•	our ability to receive milestone payments and generate revenue through existing collaborative arrangements;

•	the development of commercialization activities and arrangements;

•	the progress of our research and development programs;

•	the progress of preclinical and clinical testing;

•	the time and cost involved in obtaining regulatory approvals;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the effect of competing technological and market developments;

•	the effect of changes and developments in our existing collaborative, licensing and other relationships; and

•	the terms of any new collaborative, licensing and other arrangements that we may establish.

We may be unable to raise sufficient funds to complete our development, marketing and sales activities for Picovir™ or any of our other product candidates. Potential funding sources include:

•	public and private securities offerings;

•	debt financing, such as bank loans; and

•	collaborative, licensing and other arrangements with third parties.

We may not be able to find sufficient debt or equity funding on acceptable terms, if at all. If we cannot, we may need to delay, reduce or eliminate research and development programs. The sale by us of additional equity securities or the expectation that we will sell additional equity securities may have an adverse effect on the price of our common stock. In addition, collaborative arrangements may require us to grant product development programs or licenses to third parties for products that we might otherwise seek to develop or commercialize ourselves.

We have significant indebtedness and debt service payments which could negatively impact our liquidity.

We are highly leveraged and have significant debt service requirements. In March 2000, we issued $180,000,000 of convertible subordinated notes due in March 2007. This increased indebtedness will impact us by:

•	significantly increasing our interest expense and related debt service costs; and

•	making it more difficult to obtain additional financing.

Currently, we are not generating sufficient cash flow from operations to satisfy the annual debt service payments for our outstanding convertible subordinated notes due in March 2007. This may require us to use a portion of the proceeds from our March 2000 convertible subordinated notes offering to pay interest or borrow additional funds or sell additional equity to meet our debt service obligations. If we are unable to satisfy our debt service requirements, substantial liquidity problems could result, which would negatively impact our future prospects.

Our ability to meet our debt service obligations and to reduce our total indebtedness depends on our future operating performance and on economic, financial, competitive, regulatory and other factors affecting our operations. Many of these factors are beyond our control and our future operating performance could be adversely affected by some or all of these factors. We historically have been unable to generate sufficient cash flow from operations to meet our operating needs and have relied on equity, debt and capital lease financings to fund our operations.

Risks relating to our industry, business and strategy

Our long term success depends upon our ability to develop additional drug product candidates and if our drug discovery and development programs are not successful we will not have additional sources of revenue.

We are performing clinical research on product candidates for the treatment of hepatitis C and RSV diseases. We also are optimizing back-up candidates and seeking to discover additional product candidates for the treatment of these and other RNA virus diseases. Drug discovery and research for RNA virus diseases is a relatively new and challenging area. We cannot be certain that our efforts in this regard will lead to commercially viable products. Moreover, we have not submitted Investigational New Drug Applications, or INDs, for our RSV product candidate or for other product candidates not yet in clinical development, which are required before we can begin clinical trials on the product candidates in the United States. We are not sure that FDA will permit us to continue with ongoing clinical trials for our hepatitis C and RSV product candidates, or that we will submit an IND for our RSV product candidate or INDs for additional product candidates for the treatment of hepatitis C and RSV. The objectives of our Phase II program in hepatitis C are to monitor safety and to evaluate different doses for VP50406. Our study is evaluating doses ranging from 200 mg. to 800 mg. We perform these dose ranging tests to determine the dose level, if any, at which VP50406 may demonstrate specific antiviral activity. The current portion of our study is focused on the 800 mg. dose as the 200 mg. and 400 mg. doses indicate that we need to evaluate higher dosage levels. We may abandon further development efforts of other compounds in our hepatitis C and RSV programs even before such compounds enter clinical trials. We do not know what the final cost to manufacture these products in commercial quantities will be, or the dose required to treat patients and consequently, what the total cost of goods for a treatment regimen will be. We do not know whether any of these early-stage development products ultimately will be shown to be safe and effective. Moreover, governmental authorities may enact new legislation or regulations that could limit or restrict our development efforts. If we are unable to successfully discover new product candidates or develop our early- stage product candidates, we will not have additional sources of continuing revenue. We may receive unfavorable results from ongoing clinical trials of these product candidates in clinical development which may cause us to abandon further development efforts.

Any of our future products, including Picovir™, may not be accepted by the market, which would cause us to lose anticipated revenues and delay achievement of profitability.

Even if approved by the FDA and other regulatory authorities, our product candidates may not achieve market acceptance within the patient, medical and third party payor communities. As a result, we may not receive revenues from these products as anticipated. The degree of market acceptance will depend upon a number of factors, including:

•	the receipt and timing of regulatory approvals;

•	the availability of third-party reimbursement including government health administration authorities and private health insurers;

•	the establishment and demonstration in the medical community, such as doctors and hospital administrators, of the clinical safety, efficacy and cost-effectiveness of drug candidates, as well as their advantages over existing technologies and therapeutics, if any;

•	the effectiveness of our sales and marketing force and that of our existing and potential future collaborators; and

•	the effectiveness of our contract manufacturers.

Many potential competitors who have greater resources and experience than we do may develop products and technologies that make ours non-competitive or obsolete.

There are many entities, both public and private, including well-known, large pharmaceutical companies, chemical companies, biotechnology companies and research institutions, engaged in developing pharmaceuticals for applications similar to those targeted by us. For example, Pfizer, Inc. may be developing a compound to treat infections caused by rhinoviruses, which are viruses included in the piconavirus family. These are products already marketed for the treatment of hepatitis C and RSV. In addition, among other companies, Eli Lilly is developing a compound to treat hepatitis C and American Home Products Corporation is developing a compound to treat RSV disease. Developments by these or other entities may render our products under development non-competitive or obsolete. Furthermore, many of our competitors are more experienced than we are in drug discovery, development and commercialization, obtaining regulatory approvals and product manufacturing and marketing. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly and more effectively than we do. Competitors may succeed in developing products that are more effective and less costly than any that we develop and also may prove to be more successful in the manufacture and marketing of products.

Any product that we successfully develop and for which we gain regulatory approval must then compete for market acceptance and market share. Accordingly, important competitive factors, in addition to completion of clinical testing and the receipt of regulatory approval, will include product efficacy, safety, timing and scope of regulatory approvals, availability of supply, marketing and sales capacity, reimbursement coverage, pricing and patent protection.

We may not be able to keep pace with technological changes in the biopharmaceutical industry, which may prevent us from commercializing our product candidates.

Our business is characterized by extensive research efforts and rapid technological progress. New developments in molecular biology, medicinal chemistry and other fields of biology and chemistry are expected to continue at a rapid pace in both industry and academia. Research and discoveries by others may render some or all of our programs or drug candidates non-competitive or obsolete. For example, many of our competitors focus on molecular targets that are different from targets that we are focused on, even though the disease area is the same. If we are focused on the wrong molecular target, our drug candidates may be non-competitive.

Our business strategy is based, in part, upon the application of our technology platform to discover and develop pharmaceutical products for the treatment of infectious human diseases. This strategy is subject to the risks inherent in the development of new products using new and emerging technologies and approaches. There are no approved drugs on the market for the treatment of certain of the disease indications being targeted by us.

Unforeseen problems may develop with our technologies or applications. We may not be able to successfully address technological challenges that we encounter in our research and development programs and may not ultimately develop commercially feasible products.

We may not receive adequate third party reimbursement for Picovir™ or any of our future product condidates, which would cause us to lose anticipated revenues and delay achievement of profitability.

Even if we receive regulatory approval to sell Picovir™ or any other product candidates, our future revenues, profitability and access to capital will be determined in part by the price at which we and our distribution partners can sell Picovir™ and other products which are approved. There are continuing efforts by governmental and private third-party payors to contain or reduce the costs of health care through various means. We expect a number of federal, state and foreign proposals to control the cost of drugs through governmental regulation. We are unsure of the form that any health care reform legislation may take or what actions federal, state, foreign, and private payors may take in response to the proposed reforms. Therefore, we cannot predict the effect of any implemented reform on our business.

Our ability to commercialize our products successfully will depend, in part, on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the United States, private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved health care products, particularly for indications for which there is no current effective treatment or for which medical care typically is not sought. Adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development. Inadequate coverage and reimbursement levels provided by government and third-party payors for use of our products may cause our product to fail to achieve market acceptance and would cause us to lose anticipated revenues and delay achievement of profitability.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our ability to compete.

Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical and managerial personnel, including our president and CEO Michel de Rosen, our vice president, research and development, Mark McKinlay and our vice president, discovery research, Marc S. Collett. Our anticipated growth and expansion into new areas and activities will require additional expertise and the addition of new qualified personnel. For example, we intend to recruit sales and marketing personnel to support the commercialization of Picovir™. We will face intense competition in recruiting these persons. We may not be able to attract and retain qualified personnel to develop our sales and marketing forces. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. Furthermore, we have not entered into non-competition agreements with our key employees. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner would harm our research and development programs, our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees, and generate revenues. We do not maintain key man life insurance on any of our employees.

We may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements against us.

The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against us. In addition, third party collaborators and licensees may not protect us from product liability claims. We currently only maintain product liability insurance for human clinical trials in the aggregate amount of $6 million. We are in the process of obtaining additional product liability insurance relating to product sales. We may not be able to obtain or maintain adequate protection against potential liabilities arising from product sales. If we are unable to obtain insurance at acceptable cost or otherwise protect against potential product liability claims, we will be exposed to product liability claims. A successful product liability claim in excess of our insurance coverage could harm our financial condition, results of operations and prevent or interfere with our product commercialization efforts. In addition, any successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time-consuming and expensive.

We use hazardous materials in our business and any claims relating to improper handling, storage, or disposal of these materials could be time consuming and costly.

We utilize radioactive and other materials that could be hazardous to human health, safety or the environment. We are subject to stringent federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. We store these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. Although we believe that our safety procedures for handling and disposing of such materials comply with federal, state and local laws, rules, regulations and policies, the risk of accidental injury or contamination from these materials cannot be entirely eliminated. We may be required to incur significant costs to comply with environmental laws, rules, regulations and policies. Additionally, if an accident occurs, we could be held liable for any resulting damages, and any such liability could exceed our resources. We do not maintain a separate insurance policy for these types of risks and we do not have reserves set aside for environmental claims. Any future environmental claims could harm our financial condition, results of operations and prevent or interfere with our product commercialization efforts. In addition, compliance with future environmental laws, rules, regulations and policies could lead to additional costs and expenses.

Risks relating to collaborators

If Sanofi-Synthelabo, the licensor of Picovir™, does not protect our rights under our license agreement with it or does not reasonably consent to our sublicense of rights to Picovir™, or if this license agreement is terminated, we may lose revenue and expend significant resources defending our rights.

We have licensed from Sanofi-Synthelabo the exclusive United States and Canadian rights to certain antiviral agents for use in picornavirus indications, which are the subject of U.S. and Canadian patents and patent applications owned by Sanofi-Synthelabo, certain of which cover both Picovir™ and technology used to manufacture Picovir™. We depend on Sanofi-Synthelabo to prosecute and maintain certain of these patents and patent applications and protect such patent rights. Failure by Sanofi-Synthelabo to prosecute or maintain such patents or patent applications and protect such patent rights could lead to our loss of revenue. Under certain circumstances, our ability to sublicense our rights under this license agreement is subject to Sanofi-Synthelabo’s consent, which is not to be unreasonably withheld. Under our license agreement, Sanofi-Synthelabo also has exclusive rights to market and sell products covered by these patents and patent applications in countries other than the United States and Canada, although we would receive royalties from Sanofi-Synthelabo on such sales. If Sanofi-Synthelabo does not successfully market and sell products outside of the United States and Canada, we will not receive revenue from royalties on sales of products outside the United States and Canada. If our license agreement with Sanofi-Synthelabo is terminated, our ability to manufacture, develop, market and sell Picovir™ would terminate.

We depend on collaborations with third parties, which may reduce our product revenues or restrict our ability to commercialize products.

We have entered into, and may in the future enter into, sales and marketing, distribution, manufacturing, development, licensing and other strategic arrangements with third parties. For example, in September 2001, we entered into a co-promotion and co-development agreement with Aventis in order to further develop Picovir™ and acquire additional commercial resources to market Picovir™ for the treatment of VRI in the United States. In December 1999, we entered into an agreement with American Home Products Corporation to develop jointly products for use in treating the effects of hepatitis C virus in humans. Under this agreement, we licensed to them worldwide rights under patents and know-how owned by us or created under the agreement. In November 1999, we entered into a product development and commercialization agreement with Battelle Memorial Institute in connection with our RSV program. We are currently engaged in additional discussions relating to other arrangements. We cannot be sure that we will be able to enter into any such arrangements with third parties on terms acceptable to us or at all. Third party arrangements may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, or may have other terms that are burdensome to us, and may involve the acquisition of our equity securities.

Our ultimate success may depend upon the success of our collaborators. We have obtained, and intend to obtain in the future, licensed rights to certain proprietary technologies and compounds from other entities, individuals and research institutions, for which we may be obligated to pay license fees, make milestone payments and pay royalties. In addition, we have entered into, and may in the future enter into, collaborative arrangements for the marketing, sales and distribution of our product candidates, which require, or may require, us to share profits or revenues. We may be unable to enter into additional collaborative licensing or other arrangements that we need to develop and commercialize our drug candidates. Moreover, we may not realize the contemplated benefits from such collaborative licensing or other arrangements. These arrangements may place responsibility on our collaborative partners for preclinical testing, human clinical trials, the preparation and submission of applications for regulatory approval, or for marketing, sales and distribution support for product commercialization. We cannot be certain that any of these parties will fulfill their obligations in a manner consistent with our best interests. These arrangements may also require us to transfer certain material rights or issue our equity securities to corporate partners, licensees and others. Any license or sublicense of our commercial rights may reduce our product revenue. Moreover, we may not derive any revenues or profits from these arrangements. In addition, our current strategic arrangements may not continue and we may be unable to enter into future collaborations. Collaborators may also pursue alternative technologies or drug candidates, either on their own or in collaboration with others, that are in direct competition with us.

Risks relating to intellectual property

We depend on patents and proprietary rights, which may offer only limited protection against potential infringement and if we are unable to protect our patents and proprietary rights, we may lose the right to develop, manufacture, market or sell products and lose sources of revenues.

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies both in the United States and in other countries. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets, and could result in substantial cost to us and diversion of our efforts. We intend to file applications as appropriate for patents covering the composition of matter of our drug candidates, the proprietary processes for producing such compositions, and the uses of our drug candidates. We own nine issued United States patents and have eleven pending United States patent applications. We also have filed international patent applications in order to pursue patent protection in major foreign countries.

We also rely on trade secrets, know-how and continuing technological advancements to protect our proprietary technology. We have entered into confidentiality agreements with our employees, consultants, advisors and collaborators. However, these parties may not honor these agreements and we may not be able to successfully protect our rights to unpatented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

Many of our scientific and management personnel were previously employed by competing companies. As a result, such companies may allege trade secret violations and similar claims against us.

To facilitate development of our proprietary technology base, we may need to obtain licenses to patents or other proprietary rights from other parties. If we are unable to obtain such licenses, our product development efforts may be delayed.

We may collaborate with universities and governmental research organizations which, as a result, may acquire certain rights to any inventions or technical information derived from such collaboration.

We may incur substantial costs in asserting any patent rights and in defending suits against us related to intellectual property rights. Such disputes could substantially delay our product development or commercialization activities. The United States Patent and Trademark Office or a private party could institute an interference proceeding relating to our patents or patent applications. An opposition or revocation proceeding could be instituted in the patent offices of foreign jurisdictions. An adverse decision in any such proceeding could result in the loss of our rights to a patent or invention.

Risks relating to product manufacturing, marketing and sales

We have limited sales and marketing experience and if we are unable to develop our own sales and marketing capability we may be unsuccessful in commercializing our products.

We currently are developing a marketing staff and intend to develop a sales staff. We will need both to successfully commercialize any of our product candidates, including Picovir™. We intend to develop our own marketing and sales staffs, and entered into a co-promotion agreement with Aventis in order to acquire additional commercial resources to market Picovir™ for the treatment of VRI in the United States. The development of a marketing and sales capability will require significant expenditures, management resources and time. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenues, or our marketing and sales efforts may be unsuccessful. If we are unable to successfully establish a sales and marketing capability in a timely manner for Picovir™ and for products owned by Aventis, our rights under the copromotion agreement with Adventis may be adversely effected, our ability to generate revenues will be harmed and we may fail to achieve milestones in our copromotion agreement with Aventis. Our failure to successfully establish such a sales and marketing capability, or find suitable marketing partners, also will harm our ability to generate revenues from our other product candidates. Even though we entered into an agreement with Aventis for the copromotion of Picovir™ in the United States, and even if we are able to develop a sales force or find a suitable marketing partner for our other product candidates, we may not successfully penetrate the markets for any of our proposed products.

We currently depend, and anticipate in the future to depend, on third parties to manufacture our products and product candidates, including Picovir™.

We do not have the internal capability to manufacture commercial quantities of pharmaceutical products following the FDA’s current Good Manufacturing Practices, or GMP. In order to produce a final product we must have arrangements with:

•	a manufacturer of the Picovir™ drug substance;

•	a processor to reduce the particle size of the drug substance; and

•	a final product manufacturer.

We have entered into a commercial manufacturing agreement with Produits Chimiques Auxilliaires et de Synthese, SELOC France Division, for the Picovir™ drug substance and are currently negotiating agreements with a second manufacturer for Picovir™ drug substance, a processor to reduce the drug substance particle size, and a final product manufacturer. It is not yet clear what the final terms of these agreements will be, although we expect that they will be comparable to the terms of similar agreements for similar products. There can be no assurance that we will be successful in entering into these agreements, or that any such manufacturing arrangements will be available on terms acceptable to us.

If we are unable to enter into supply and processing contracts with any of these manufacturers or processors, there may be additional cost and delay in the commercialization of Picovir™. Moreover, other than the production of pilot and validation batches, no manufacturer has delivered commercial quantities of Picovir™ bulk drug substance or drug product to us yet, and we cannot be certain that they will be able to deliver such commercial quantities on a timely basis. As a result, even if we are able to enter into supply and processing contracts with any of these manufacturers or processors, but such manufacturers or processors are unable to satisfy our requirements, there may be additional cost and delay in the commercialization of Picovir™, and may result in a breach and termination of our copromotion agreement with Aventis. If we are required to find an additional or alternative source of supply, there may be additional cost and delay in the commercialization of Picovir™. Additionally, the FDA inspects all commercial manufacturing sites before approving an NDA for a drug manufactured at those sites. If any of our manufacturers or processors fails to pass this FDA inspection, the approval and eventual commercialization of Picovir™ may be delayed.

In addition to the oral solid formulation of Picovir™ used in our recently completed Phase III trials in adult VRI, we are using an oral suspension formulation in our clinical trials of Picovir™ for the treatment of VRI in children. We are using a liquid formulation of Picovir™ in our compassionate use program. We have also developed an intranasal formulation of Picovir™. The intranasal formulation of Picovir™ has not been used in any of our clinical trials to date. If we are unable to develop and commercialize, or are delayed in the development and commercialization of, the oral suspension formulation, our ability to generate revenues may be harmed.

If our product manufacturers fail to comply with regulatory requirements, our product commercialization could be delayed or subject to restrictions.

Any contract manufacturers that we use must adhere to the FDA’s regulations on current GMP, which are enforced by the FDA through its facilities inspection program. These facilities must pass a plant inspection before the FDA will issue an approval of the product. The manufacture of product at these facilities will be subject to strict quality control, testing and recordkeeping requirements. Moreover, while we may choose to manufacture products in the future, we have no experience in the manufacture of pharmaceutical products for clinical trials or commercial purposes. If we decide to manufacture products, we would be subject to the regulatory requirements described above. In addition, we would require substantial additional capital and would be subject to delays or difficulties encountered in manufacturing pharmaceutical products. No matter who manufactures the product, we will be subject to continuing obligations regarding the submission of safety reports and other post-market information.

If we encounter delays or difficulties with contract manufacturers, packagers or distributors, market introduction and subsequent sales of our products could be delayed. If we change the source or location of supply or modify the manufacturing process, regulatory authorities will require us to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that we had conducted. If we are unable to demonstrate this equivalence, we will be unable to manufacture products from the new source or location of supply, or use the modified process, we may incur substantial expenses in order to ensure equivalence, and may harm our ability to generate revenues.

If we, or our manufacturers, are unable to obtain raw and intermediate materials needed to manufacture our products in sufficient amounts or on acceptable terms, we will incur significant costs and sales of our products would be delayed or reduced.

We, or the manufacturers with whom we contract, may not be able to maintain adequate relationships with current or future suppliers of raw or intermediate materials for use in manufacturing our products or product candidates. If our current manufacturing sources and suppliers are unable or unwilling to make these materials available to us, or our manufacturers, in required quantities or on acceptable terms, we would likely incur significant costs and delays to qualify alternative manufacturing sources and suppliers, If we are unable to identify and contract with alternative manufacturers when needed, sales of our products would be delayed or reduced and will result in significant additional costs.

Risks Related to this Offering

Applicable law, our charter, our bylaws and preferred stock purchase rights may delay or prevent a change in control or the removal of our current management.

Our board has the authority to issue up to 4,800,000 additional shares of preferred stock and to determine the price, privileges and other terms of such shares. Our board may exercise this authority without the approval of, or notice to, our stockholders. Accordingly, the rights of the holders of our common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. In addition, the issuance of preferred stock may make it more difficult for a third party to acquire a majority of our outstanding voting stock in order to effect a change in control or replace our current management. We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. The application of Section 203 could also delay or prevent a third party or a significant stockholder of ours from acquiring control of us or replacing our current management. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock.

In September 1998, our board of directors adopted a plan that grants each holder of our common stock the right to purchase shares of our series A junior participating preferred stock. This plan is designed to help insure that all our stockholders receive fair value for their shares of common stock in the event of a proposed takeover of us, and to guard against the use of partial tender offers or other coercive tactics to gain control of us without offering fair value to the holders of our common stock. In addition, provisions in our charter and bylaws, such as a staggered board and significant notice provisions for nominations of directors and proposals. The plan and our charter and bylaws may make it more difficult for a third party to acquire a majority of our outstanding voting stock in order to effect a change in control or replace our current management.

Our stock price could continue to be volatile.

Our stock price, like the market price of the stock of other development- stage pharmaceutical companies, has been volatile. For example, in the twelve months since August 31, 2000, the market price of our common stock fluctuated between $13 and $39.92.

The following factors, among others could have a significant impact on the market for our common stock:

•	future announcements concerning us;

•	future announcements concerning our competitors;

•	future announcement concerning our industry;

•	governmental regulation;

•	clinical results with respect to our products in development or those of our competitors;

•	developments in patent or other proprietary rights;

•	litigation or public concern as to the safety of products that we or others have developed;

•	changes or announcements of changes in reimbursement policies;

•	period to period fluctuations in our operating results;

•	changes in estimates or our performance by securities analysts; and

•	general market conditions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in the sections entitled “Who We Are”, “Risk Factors”, and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue” or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results, except as required by the federal securities laws.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission. By using a shelf registration statement, we may sell, from time to time over the next two years, in one or more offerings, any combination of the securities described in this prospectus in a dollar amount that does not exceed $300,000,000. In addition, under this prospectus, the selling stockholders also may sell up to 2,441,295 shares of our common stock in one or more offerings. For further information about our business, and the securities, you should refer to the registration statement and its exhibits. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we and the selling stockholders may offer, you should review the full text of these documents. The registration statement can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and the prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference in this prospectus, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

RATIO OF EARNINGS TO FIXED CHARGES

Earnings were insufficient to cover fixed charges by approximately the following amounts for the periods ended as set forth below:

	Six Months Ended June 30, 2001	Fiscal Year Ended December 31,
		2000	1999	1998	1997	1996
	(in thousands)
Deficiency of earnings to cover fixed charges	$40,801	$41,817	$29,500	$26,402	$11,450	$6,395

“Fixed charges” consists of:

•	interest expense plus the portion of rent expense under operating leases deemed by us to be representative of the interest factor; and

•	amortization of debt issuance costs.

We would have had to generate additional earnings of approximately $40,801,000 for the six-month period ended June 30, 2001 to achieve an earnings to fixed charges ratio of 1:1.

USE OF PROCEEDS

Except as otherwise described in the applicable prospectus supplement, the net proceeds from the sale of the securities offered hereunder will be added to our general funds and used for general corporate purposes, which may include, but are not limited to:

•	the commercialization of Picovir™, including pre-marketing activities, manufacturing of initial launch inventory, hiring a sales force, expanding that sales force to allow us to maximize our return in a co-promotion partnership and building the requisite infrastructure;

•	ongoing research activities, and the conduct of human clinical trials, for Picovir™ and our hepatitis C and RSV disease product candidates;

•	potential acquisitions;

•	capital expenditures;

•	debt service and retirement; and

•	general working capital

The amounts and timing of our actual expenditures for each purpose may vary significantly depending upon numerous factors, including the status of our product development efforts, regulatory approvals, competition, marketing and sales activities and the market acceptance of any products introduced by us. Pending such uses, we intend to invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities.

We will not receive any proceeds from the sale by the selling stockholders of our common stock. The selling stockholders will receive all of the net proceeds from sales of their shares.

THE SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize all the material terms and provisions of the various types of securities that we may offer and in the case of the common stock, the securities the selling stockholders may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. We will also include in the prospectus supplement information, where applicable, about material United States federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed.

We may sell from time to time, in one or more offerings:

•	common stock;

•	preferred stock;

•	debt securities; and/or

•	warrants to purchase any of the securities listed above.

In this prospectus, we will refer to the common stock, preferred stock, debt securities and warrants collectively as “securities.” The total dollar amount of all securities that we may issue will not exceed $300,000,000.

If we issue debt securities at a discount from their original stated principal amount, then, for purposes of calculating the total dollar amount of all securities issued under this prospectus, we will treat the initial offering price of the debt securities as the total original principal amount of the debt securities.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

The following description of our common stock and preferred stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock and preferred stock that we and in the case of the common stock, the selling stockholders may offer under this prospectus. For the complete terms of our common stock and preferred stock, please refer to our certificate of incorporation and bylaws that are incorporated by reference into the registration statement which includes this prospectus. The General Corporation Law of Delaware may also affect the terms of these securities. While the terms we have summarized below will apply generally to any future common stock or preferred stock that we may offer, we will describe the particular terms of any series of these securities in more detail in the applicable prospectus supplement.

Under our certificate of incorporation our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.002 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of August 31, 2001, we had 18,699,695 shares of common stock outstanding and no shares of preferred stock outstanding. As of August 31, 2001, we had reserved for issuance 200,000 shares of series A junior participating preferred stock in connection with our stockholder rights agreement. As of the date of this prospectus, we have not issued any shares of our series A junior participating preferred stock.

Common Stock

Voting.    For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in his or her name. Our common stock does not have cumulative voting rights. As a result, subject to the voting rights of any outstanding preferred stock, of which there currently is none, persons who hold more than 50% of the outstanding common stock entitled to elect members of our board of directors can elect all of the directors who are up for election in a particular year.

Dividends.     If our board of directors declares a dividend, holders of common stock will receive payments from our funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the holders who hold preferred stock, if any is outstanding.

Liquidation and Dissolution.    If we are liquidated or dissolve, the holders of our common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the holders who hold preferred stock, if any is outstanding.

Other Rights and Restrictions.    Holders of our common stock do not have preemptive rights, and they have no right to convert their common stock into any other securities. Our common stock is not subject to redemption by us. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any series of preferred stock which we may designate in the future. Our certificate of incorporation and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock. When we issue shares of common stock under this prospectus, the shares will be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.

Listing.    Our common stock is listed on the Nasdaq National Market under the symbol “VPHM”.

Transfer Agent and Registrar.    The transfer agent and registrar for our common stock is StockTrans, Inc.

Preferred Stock

General.    Our certificate of incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock, par value $0.001 per share. We have reserved for issuance 200,000 shares of series A junior participating preferred stock in connection with our stockholder rights agreement. We may issue, from time to time in one or more series, up to 4,800,000 shares of preferred stock, the terms of which may be determined at the time of issuance by our board of directors, without further action by our stockholders, and may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. The ability of our board of directors to issue preferred stock could discourage, delay or prevent a takeover.

The description of the terms of a particular preferred stock in the applicable prospectus supplement will not be complete. You should refer to the applicable certificate of designation for complete information regarding a series of preferred stock. The prospectus supplement will also contain a description of U.S. federal income tax consequences relating to the preferred stock, if material.

The terms of any particular series of preferred stock will be described in the prospectus supplement relating to that particular series of preferred stock, including, where applicable:

•	the designation, stated value and liquidation preference of such preferred stock and the number of shares offered;

•	the offering price;

•	the dividend rate or rates (or method of calculation), the date or dates from which dividends shall accrue, and whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate;

•	any redemption or sinking fund provisions;

•	the amount that shares of such series shall be entitled to receive in the event of our liquidation, dissolution or winding-up;

•	the terms and conditions, if any, on which shares of such series shall be exchangeable for shares of our stock of any other class or classes, or other series of the same class;

•	the voting rights, if any, of shares of such series in addition to those set forth in “Voting Rights” below;

•	the status as to reissuance or sale of shares of such series redeemed, purchased or otherwise reacquired, or surrendered to us on conversion or exchange;

•	the conditions and restrictions, if any, on the payment of dividends or on the making of other distributions on, or the purchase, redemption or other acquisition by us, of the common stock or of any other class of our stock ranking junior to the shares of such series as to dividends or upon liquidation;

•	the conditions and restrictions, if any, on the creation of indebtedness of us, or on the issue of any additional stock ranking on a parity with or prior to the shares of such series as to dividends or upon liquidation; and

•	any additional dividend, liquidation, redemption, sinking or retirement fund and other rights, preferences, privileges, limitations and restrictions of such preferred stock.

The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the applicable prospectus supplement, the shares of each series of preferred stock will upon issuance rank senior to the common stock and on a parity in all respects with each other outstanding series of preferred stock.

Dividends.    Unless otherwise specified in the applicable prospectus supplement, before any dividends may be declared or paid to the holders of shares of our common stock or of any other of our capital stock ranking junior to any series of the preferred stock as to the payment of dividends, the holders of the preferred stock of that series will be entitled to receive, when and as declared by our board of directors, out of our net profits or net assets legally available therefor, dividends at such times and rates as will be specified in the applicable prospectus supplement. Such rates may be fixed or variable or both. If variable, the formula used for determining the dividend rate for each dividend period will be specified in the applicable prospectus supplement. Dividends will be payable to the holders of record as they appear on our stock transfer records on such dates (not less than 15 days nor more than 60 days prior to a dividend payment date) as will be fixed by our board of directors.

Dividends may be paid in the form of cash. Dividends on any series of preferred stock may be cumulative or noncumulative, as specified in the applicable prospectus supplement. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the holders of the preferred stock of that series will have no right to receive a dividend in respect of the dividend period relating to such dividend payment date, and we will have no obligation to pay the dividend accrued for such period, whether or not dividends on that series are declared or paid on any future dividend payment dates. If dividends on any series of preferred stock are not paid in full or declared in full and sums set apart for the payment thereof, then no dividends shall be declared and paid on that series unless declared and paid ratably on all shares of every series of preferred stock then outstanding, including dividends accrued or in arrears, if any, in proportion to the respective amounts that would be payable per share if all such dividends were declared and paid in full.

The prospectus supplement relating to a series of preferred stock will specify the conditions and restrictions, if any, on the payment of dividends or on the making of other distributions on, or the purchase, redemption or other acquisition by us of, the common stock or of any other class of our stock ranking junior to the shares of that series as to dividends or upon liquidation and any other preferences, rights, restrictions and qualifications that are not inconsistent with the certification of incorporation.

Liquidation Rights.    Unless otherwise specified in the prospectus supplement relating to a series of preferred stock, upon our liquidation, dissolution or winding up (whether voluntary or involuntary), the holders of preferred stock of that series will be entitled to receive out of our assets available for distribution to our stockholders, whether from capital, surplus or earnings, the amount specified in the applicable prospectus supplement for that series, together with all dividends accrued and unpaid, before any distribution of the assets will be made to the holders of common stock or any other class or series of shares ranking junior to that series of preferred stock upon liquidation, dissolution or winding up, and will be entitled to no other or further distribution. If, upon our liquidation, dissolution or winding up, the assets distributable among the holders of a series of preferred stock shall be insufficient to permit the payment in full to the holders of that series of preferred stock of all amounts payable to those holders, then the entire amount of our assets thus distributable will be distributed ratably among the holders of that series of preferred stock in proportion to the respective amounts that would be payable per share if those assets were sufficient to permit payment in full.

Redemption.    If so specified in the applicable prospectus supplement, any series of preferred stock may be redeemable, in whole or in part, at our option or pursuant to a retirement or sinking fund or otherwise, on terms and at the times and the redemption prices specified in that prospectus supplement.

Voting Rights.    The General Corporation Law of Delaware provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Other.    Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Certain Effects of Authorized But Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, facilitating corporate acquisitions or paying a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, or the DGCL, which, subject to certain exceptions and limitations, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless:

(i)	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(ii)	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (for the purposes of determining the number of shares outstanding under the DGCL, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer are excluded from the calculation); or

(iii)	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes:

(i)	any merger or consolidation involving the corporation and the interested stockholder;

(ii)	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

(iii)	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

(iv)	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

(v)	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

For purposes of Section 203, an interested stockholder is defined as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Selected Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation provides that our board of directors will be divided into 3 classes, with staggered 3-year terms. Under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide otherwise. Each class of directors will serve for a term of three years and until their successors have been elected and qualified.

Our certificate of incorporation and bylaws provide that special meetings of stockholders may be called by the chairman of the board or the president and shall be called by any such officer at the written request by holders of at least 25% of our outstanding shares. In addition, our bylaws may only be amended by a vote of a majority of the members of the board of directors in office, except for certain sections pertaining to timing and calling an annual or special meeting, notice of the meetings, etc. which requires a vote by our stockholders who hold a majority of the shares of common stock entitled to vote to amend those sections.

The preceding provisions could have the effect of discouraging, delaying or making more difficult certain attempts to acquire us or to remove incumbent directors even if a majority of our stockholders believe the attempt to be in their or our best interests.

Stockholder Rights Plan

On September 10, 1998, our board of directors adopted a stockholder rights plan and, in connection with that plan, designated 200,000 shares of series A junior participating preferred stock. Under this plan, a preferred share purchase right was issued as a dividend on each outstanding share of our common stock as of September 17, 1998. This preferred share purchase right entitles its holder to purchase from us a unit consisting of 1/100th of a share of our series A junior participating preferred stock at an exercise price of $125 per unit, subject to adjustment. Each unit carries voting and dividend rights that are intended to produce the equivalent of one share of common stock. These rights expire on September 10, 2008.

The preferred share purchase rights granted under the stockholder rights plan will be exercisable and will trade separately from our common stock only if a person or group acquires beneficial ownership of 20% or more of our common stock or commences a tender or exchange offer that would result in such a person or group owning 20% or more of our common stock. Only when one or more of these events occur will stockholders receive certificates for the rights granted under the stockholder rights plan.

If any person actually acquires 20% or more of our common stock—other than through a tender or exchange offer for our common stock at a price and on terms that provide fair value to all stockholders—or if a holder of 20% or more of our common stock engages in certain “self-dealing” transactions or engages in a merger or other business combination in which we survive and our common stock remains outstanding, the other holders of our common stock will be able to exercise their preferred share purchase rights and receive shares of our common stock having a value equal to double the exercise price of the right. Additionally, if we are involved in certain other mergers where our shares are exchanged or certain major sales of our assets occur, the holders of our common stock will be able to exercise their preferred share purchase rights and receive shares of the acquiring company having a value equal to double the exercise price of the right. In either case, the holders of the rights may, in lieu of exercise, surrender the rights in exchange for one-half of the amount of securities otherwise purchasable. Upon the occurrence of any of these events, the preferred share purchase rights will no longer be exercisable for the purchase of series A junior participating preferred stock.

We will be entitled to redeem the preferred share purchase rights at $.01 per right at any time until the 10th day following a public announcement that a person has acquired a 20% ownership position in our common stock. In our discretion, we may extend the period during which we can redeem these rights.

Stock Option Plan

As of August 31, 2001, a total of 2,421,617 options to purchase shares of common stock have been granted and remain unexercised under our stock option plan.

DESCRIPTION OF WARRANTS

General

The following description, together with any information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. Although the terms summarized below will apply generally to any warrants we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement.

We may issue, together with other securities registered in this registration statement or separately, warrants to purchase our common stock or preferred stock. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

This section, along with the description in the applicable prospectus supplement, is a summary of certain provisions of the forms of warrant agreements and warrant certificates and is not complete. We urge you to read any applicable warrant agreements and warrant certificates, because those documents, and not these descriptions, define your rights as a holder of warrants. We will file copies of the forms of the warrant agreements and warrant certificates as exhibits to the registration statement of which this prospectus is a part or as exhibits to a Current Report on Form 8-K.

The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of such warrants;

•	the designation and terms of the other securities registered in this registration statement, if any, with which the warrants are to be issued and the number of warrants issued with each such security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the maximum or minimum number of warrants which may be exercised at any time;

•	whether the warrants are to be issued in registered or bearer form;

•	whether the warrants are extendible and the period or periods of such extendibility; and

•	information with respect to book-entry procedures, if any.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding-up or to exercise voting rights, if any.

Exercise of Warrants.    Each warrant will entitle the holder thereof to purchase for cash the amount of shares of common or preferred stock at the exercise price as will in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as set forth in the applicable prospectus supplement relating to the warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Enforceability of Rights of Holders of Warrants.    Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, that holder’s warrant(s).

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement.

The debt securities will be our direct unsecured general obligations and may include debentures, notes, bonds and/or other evidences of indebtedness. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures. Senior debt securities will be issued under a senior indenture, and subordinated debt securities will be issued under a subordinated indenture. We use the term “indentures” to refer to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act. We use the term “debenture trustee” to refer to either the senior trustee or the subordinated trustee, as applicable.

The following summaries of material provisions of the debt securities and indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities.

General

We will describe in each prospectus supplement the following terms relating to a series of debt securities:

•	the title;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of debt securities in global form, the terms and who the depository will be;

•	the maturity date;

•	the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

•	the place where payments will be payable;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•	the date, if any, after which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional redemption provisions;

•	the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities;

•	whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves;

•	whether we will be restricted from incurring any additional indebtedness;

•	a discussion on any material or special United States federal income tax considerations applicable to the debt securities;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof;

•	material changes in the amount of outstanding debt that is secured, and/or senior debt ranking equally with the senior debt that may be issued under the senior indenture and senior to the subordinated debt that may be issued under the subordinated indenture; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities.

Conversion or Exchange Rights

We will set forth in the prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for common stock or other securities of ours that are registered in this registration statement. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of common stock or other securities of ours registered in this registration statement that the holders of the series of debt securities receive would be subject to adjustment.

Consolidation, Merger or Sale

The indentures do not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquirer of such assets must assume all of our obligations under the indentures or the debt securities, as appropriate.

Redemption

The indentures contain a provision which allow us to redeem all or a portion of the debt securities on and after the dates specified in the applicable prospectus supplement and in accordance with the terms established for such debt securities as specified in the applicable prospectus supplement. We are required to send a notice to all debt securities holders no less than 30 days and no more than 90 days prior to the redemption date which shall specify:

•	the redemption date;

•	the redemption price; and

•	the portion of the redemption if such redemption is not for the entire debt security.

If less than all the debt securities of a series are to be redeemed, we must give the debenture trustee at least 45 days’ notice in advance of the redemption date as to the aggregate principal amount of debt securities of the series to be redeemed. Upon receipt of the notice, the debenture trustee shall select, by lot or in such other manner as it shall deem appropriate and fair in its discretion, the debt securities to be redeemed and shall thereafter promptly notify us in writing of the numbers of the debt securities to be redeemed, in whole or in part. In any event, the debenture trustees determination shall provide for the selection of a portion or portions (equal to one thousand U.S. dollars ($1,000) or any integral multiple thereof) of the principal amount of such debt securities of a denomination larger than $1,000.

Events Of Default Under The Indenture

The following are events of default under the indentures with respect to any series of debt securities that we may issue:

•	if we fail to pay interest when due and our failure continues for a number of days to be stated in the indenture and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, or premium, if any, when due and the time for payment has not been extended or delayed;

•	if we fail to observe or perform any other covenant contained in the debt securities or the indentures, other than a covenant specifically relating to another series of debt securities, and our failure continues for a number of days to be stated in the indenture after we receive notice from the debenture trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur as to us.

If an event of default with respect to debt securities of any series occurs and is continuing, the debenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the debenture trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.

Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the debenture trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the debenture trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or exercising any trust or power conferred on the debenture trustee, with respect to the debt securities of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•	subject to its duties under the Trust Indenture Act, the debenture trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the debenture trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the debenture trustee to institute the proceeding as trustee; and

•	the debenture trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 60 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

We will periodically file statements with the debenture trustee regarding our compliance with specified covenants in the indentures.

Modification of Indenture; Waiver

We and the debenture trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture; and

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the debenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the debenture trustee may only make the following changes with the consent of each holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of debt securities;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of any debt securities; or

•	reducing the percentage of debt securities, the holders of which are required to consent to any amendment.

Discharge

Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	compensate and indemnify the trustee; and

•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

We will issue the debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to that series. See “Legal Ownership of Securities” for a further description of the terms relating to any book-entry securities.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If we elect to redeem the debt securities of any series, we will not be required to:

•	issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

Information Concerning the Debenture Trustee

The debenture trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the debenture trustee must use the same degree of care as a prudent per son would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debenture trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, will we make interest payments by check which we will mail to the holder. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the debenture trustee in the City of New York as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

All money we pay to a paying agent or the debenture trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable.

Subordination

The payment of the principal of, premium, if any, interest on and all other amounts payable under the subordinated debt securities is subordinated, to the extent provided in the indenture, to the prior payment in full of all senior indebtedness (as defined in the indenture and described below). This subordination will not prevent the occurrence of any event of default. The subordinated debt securities are also structurally subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

Upon any distribution of our assets upon any dissolution, winding up, bankruptcy, insolvency, liquidation, reorganization, receivership or similar proceeding relating to us or our property, an assignment for the benefit of creditors or any marshaling of our assets or liabilities, the holders of senior indebtedness will be entitled to receive payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all obligations due in respect of the senior indebtedness before the holders of the subordinated debt securities will be entitled to receive any payment of the principal, premium, if any, interest on, or any other amounts payable in respect of the subordinated debt securities. Until all obligations with respect to senior indebtedness are paid in full in cash or other payment is made satisfactory to the holders of senior indebtedness, any payment on the subordinated debt securities to which the holders of subordinated debt securities would be entitled shall be made to the holders of senior indebtedness. By reason of the subordination, in the event of our dissolution, winding up, bankruptcy, insolvency, liquidation, reorganization, receivership or similar proceeding relating to us or our property, an assignment for the benefit of creditors or any marshaling of our assets or liabilities, holders of senior indebtedness may receive more, ratably, and the holders of subordinated debt securities may receive less, ratably, than our other creditors.

In the event of any acceleration of the subordinated debt securities because of an event of default, the holders of any senior indebtedness then outstanding would be entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all obligations in respect of the senior indebtedness before the holders of the subordinated debt securities would be entitled to receive any payment or distribution. The indenture will require that we promptly notify holders of senior indebtedness if payment of the subordinated debt securities is accelerated because of an event of default.

We also may not make any payment upon or in respect of the subordinated debt securities, including upon redemption, if:

•	a default in the payment of the principal of, premium, if any, interest, rent or other obligations in respect of senior indebtedness occurs and is continuing beyond any applicable period of grace, or payment default, or

•	any other default occurs and is continuing with respect to designated senior indebtedness (as defined in the indenture and described below) that permits holders of the designated senior indebtedness as to which the default relates to accelerate its maturity, and the trustee receives a notice of that default (a “payment blockage notice”), from us or other person permitted to give this notice under the indenture, or non-payment default.

Payments on the subordinated debt securities may and shall be resumed (a) in case of a payment default, upon the date on which the payment default is cured or waived or ceases to exist and (b) in case of a non-payment default, the earlier of the date on which the nonpayment default is cured, waived or ceases to exist or 179 days after the date on which the applicable payment blockage notice is received, if the majority of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its rights to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease. No new period of payment blockage may be commenced pursuant to a payment blockage notice unless and until 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice and all scheduled payments of principal, premium, if any, and interest on the subordinated debt securities that have come due have been paid in full in cash. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be, or shall be made, the basis for a subsequent payment blockage notice.

If, notwithstanding the foregoing, the trustee or any holder of the subordinated debt securities receives any payment or distribution of our assets of any kind in contravention of any of the subordination provisions of the indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the subordinated debt securities before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then that payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness of their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all senior indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of senior indebtedness.

The term “designated senior indebtedness” is defined in the indenture to mean our obligations under any senior indebtedness with respect to which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that the senior indebtedness shall be “designated senior indebtedness” for purposes of the indenture; provided that the instrument, agreement or other document may place limitations and conditions on the right of that senior indebtedness to exercise the rights of designated senior indebtedness. If any payment made to any holder of any designated senior indebtedness or its representative with respect to such designated senior indebtedness is rescinded or must otherwise be returned by such holder or representative upon the insolvency, bankruptcy or reorganization of us or otherwise, our reinstated indebtedness arising as a result of such rescission or return shall constitute designated senior indebtedness effective as of the date of such rescission or return.

The term “indebtedness” is defined in the indenture to mean, with respect to any person (as defined in the indenture), and without duplication:

(a)	all indebtedness, obligations and other liabilities (contingent or otherwise) of that person for borrowed money (including obligations of that person in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of the assets of that person or to only a portion thereof), other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(b)	all reimbursement obligations and other liabilities (contingent or otherwise) of that person with respect to letters of credit, bank guaranties or bankers’ acceptances;

(c)	all obligations and liabilities (contingent or otherwise) in respect of leases of that person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of that person and all obligations and other liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) entered into for financing purposes in connection with the lease of real property or improvements which provides that that person is contractually obligated to purchase or cause a third party to purchase the leased property or pay or guarantee a minimum residual value of the leased property to the lessor and the obligations of that person under the lease or related document to purchase or to cause a third party to purchase the leased property;

(d)	all obligations of that person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(e)	all direct or indirect guaranties or similar agreements by that person in respect of, and obligations or liabilities (contingent or otherwise) of that person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (a) through (d);

(f)	any indebtedness or other obligations described in clauses (a) through (e) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by that person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by that person; and

(g)	any and all refinancings, replacements, deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

The term “senior indebtedness” is defined in the indenture to mean the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in the proceeding) and rent payable on, or termination payment with respect to, or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness (as defined), whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us (including all refinancings, replacements, deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that the indebtedness shall not be senior in right of payment to the subordinated debt securities or expressly provides that the indebtedness is pari passu or junior to the subordinated debt securities. The term “senior indebtedness” shall include all “designated senior indebtedness.” Notwithstanding the foregoing, the term senior indebtedness shall not include our indebtedness to any of our subsidiaries, a majority of the voting stock of which is owned, directly or indirectly, by us.

As of June 30, 2001, we had approximately $425,000 of indebtedness outstanding that would have constituted senior indebtedness. The indenture will not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness or other liabilities that any subsidiary can create, incur, assume or guarantee.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against specified losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of the holders of the subordinated debt securities in respect of all funds collected or held by the trustee.

LEGAL OWNERSHIP OF SECURITIES

We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee maintain for this purpose as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names, as “indirect holders” of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

Only the person in whose name a security is registered is recognized as the holder of that security. Securities issued in global form will be registered in the name of the depositary or its participants. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

As a result, investors in a book-entry security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

Street Name Holders

We may terminate a global security or issue securities in non-global form. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders

Our obligations, as well as the obligations of any applicable trustee and of any third parties employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, we may want to obtain the approval of the holders to amend an indenture, to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture or for other purposes. In such an event, we would seek approval only from the holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is up to the holders.

Special Considerations For Indirect Holders

If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security is a security held by a depositary which represents one or any other number of individual securities. Generally, all securities represented by the same global securities will have the same terms.

Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “—Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

Special Considerations For Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of securities and instead deal only with the depositary that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe under “—Legal Ownership of Securities” above;

•	An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•	An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and any applicable trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•	The depositary may, and we understand that DTC will, require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When A Global Security Will Be Terminated

In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above.

The global security will terminate when the following special situations occur:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify any applicable trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

SELLING STOCKHOLDERS

We issued 2,300,000 shares of convertible participating preferred stock and warrants to purchase 595,000 shares of common stock to PSV, LP in a private placement under the terms of an Investment Agreement dated May 5, 1999 between us and PSV, LP. Effective May 7, 2001, pursuant to the terms of the preferred stock, the 2,300,000 shares of preferred stock were converted into 2,346,295 shares of our common stock. Under the Investment Agreement, PSV, LP has the right, under certain circumstances, to appoint one representative to our board of directors. Dennis J. Purcell, a director of our company since June 2000, is a senior managing partner of Perseus-Soros BioPharmaceutical Fund, L.P. and is the director appointed by PSV, LP under the Investment Agreement. PSV, LP subsequently transferred 1,173,146 shares to Perseus Capital LLC.

We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may not sell all or any of the shares offered by this prospectus. The selling stockholders may distribute the shares, from time to time, to one or more of their limited and/or general partners, who may sell shares pursuant to this prospectus. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. Because the selling stockholders may from time to time offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the selling stockholders after completion of the offering, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of the table below, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

The following table sets forth, to our knowledge, certain information regarding the beneficial ownership of the shares of common stock by the selling stockholders as of September 6, 2001. We prepared this table based on the information supplied to us by the selling stockholders named in the table. Beneficial ownership is calculated based upon SEC requirements and is not necessarily indicative of beneficial ownership for any other purpose. Under these requirements, more than one person may be deemed to be a beneficial owner of the same shares. Unless otherwise indicated below, the selling stockholders named in this table have sole voting and investment power with respect to all shares beneficially owned. Pursuant to Rule 416 under the Securities Act of 1933, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which becomes issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock. The table is based on 18,699,695 shares of our common stock outstanding as of August 31, 2001:

	Shares Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name of Selling Stockholder(1)	Number		Percentage		Number	Percent
Perseus Capital LLC 2099 Pennsylvania Avenue Washington, D.C. 20006	1,173,146		6.3%	923,146	250,000	1.3%

PSV, LP c/o Perseus Capital LLC 2099 Pennsylvania Avenue Washington, D.C. 20006	1,768,149	(2)	9.4%	1,518,149	250,000	1.3%

TOTAL	2,941,295		15.7%	2,441,295	500,000	2.6%

(1)	Includes limited partners, pledgees, donees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a pledge, gift, partnership distribution or other non-sale related transfer.
(2)	Includes 595,000 shares of common stock issuable upon exercise of warrants.

PLAN OF DISTRIBUTION

Distributions by the Company

We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of any of these methods of sale.

We will set forth in a prospectus supplement the terms of the offering of securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

Agents

We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

Underwriters

If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if they purchase any of the securities of that series. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

Direct Sales

We may also sell securities directly to one or more purchasers without using underwriters or agents. Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses.

Trading Markets and Listing Of Securities

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on The Nasdaq National Market. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Stabilization Activities

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Passive Market Marking

Any underwriters who are qualified market markers on The Nasdaq National Market may engage in passive market making transactions in the securities on The Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Distributions by the Selling Stockholders

Shares of common stock covered by this prospectus also may be offered and sold from time to time by the selling stockholders. The term “selling stockholder” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholders as a pledge, gift, partnership distribution or other non-sale related transfer. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	on the Nasdaq National Market (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);

•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•	through agents; and

•	in public or privately negotiated transactions.

In connection with distributions of the shares or otherwise, the selling stockholders may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•	sell the shares short and redeliver the shares to close out such short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition to the foregoing methods, the selling stockholders may offer their share from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods described above or any other lawful methods.

In addition, the selling stockholders may sell all or a portion of the shares that qualify for sale pursuant to Rule 144 of the Securities Act of 1933 under Rule 144 rather than pursuant to this prospectus.

Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).

In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, the shares must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, we will distribute a prospectus supplement that will set forth:

•	the number of shares being offered;

•	the terms of the offering, including the name of any selling stockholders, underwriter, broker, dealer or agent;

•	the purchase price paid by any underwriter;

•	any discount, commission and other underwriter compensation;

•	any discount, commission or concession allowed or reallowed or paid to any dealer;

•	the proposed selling price to the public; and

•	other facts material to the transaction.

In addition, if we are notified by the selling stockholders that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to the registration statement, or (ii) the second anniversary of the effective date of this prospectus, plus any periods during which the selling stockholders were not permitted to sell the shares covered by this prospectus.

All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders.

LEGAL MATTERS

The validity of the securities we and the selling stockholders are offering by this prospectus will be passed upon for us by Pepper Hamilton LLP, Philadelphia, Pennsylvania.

EXPERTS

Our financial statements as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000 and for the period from December 5, 1994 (inception) to December 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended and file reports, proxy statements and other information with the SEC. You may read and copy such reports, proxy statements and other information, including the registration statements and all of their exhibits, at the following SEC public reference rooms:

450 Fifth Street, N.W. Judiciary Plaza Room 1024 Washington, D.C. 20549	Seven World Trade Center Suite 1300 New York, NY 10048	Citicorp Center 500 West Madison Street Suite 1400 Chicago, IL 60661

You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement of which this prospectus forms a part and the documents incorporated by reference that are listed below, are also available from the SEC’s Web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

The SEC allows us to “incorporate by reference” into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Exchange Act and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2000;

2.	Our Quarterly Report on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

3.	Our Current Reports on Form 8-K filed on January 9, 2001, February 13, 2001, February 15, 2001, February 27, 2001, March 1, 2001, March 15, 2001, March 16, 2001, April 26, 2001, May 30, 2001, July 27, 2001, July 31, 2001 and September 10, 2001.

4.	Our Definitive Proxy Materials filed April 26, 2001.

5.	The description of our common stock contained in the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 8, 1996; and

6.	The description of rights to purchase preferred shares contained in the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on September 21, 1998.

If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. We will provide such documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to Thomas F. Doyle, Vice President and General Counsel, ViroPharma Incorporated, 405 Eagleview Boulevard, Exton, PA 19341, (610) 458-7300.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties relevant to our business in the “Risk Factors” section of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Supplement

9,000,000 Shares

ViroPharma Incorporated

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

Piper Jaffray

Lazard Capital Markets

SG Cowen & Co.